The Northern California Land Trust, Inc.



Regulation Crowdfunding Form C

Offering Memorandum

Social & Climate Equity Notes (or "Notes")

Target Offering Amount of $945,000; Maximum Offering Amount of $1,300,000

5.0% Interest Rate per Year

Unsecured Debt

Maturity Date: 10/28/2033

Minimum Investment: $100

Incremental Amounts of $100

Accrued Interest Annually

Offering Period: October 2, 2023 to October 28, 2023

Table of Contents

A. Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

B. About this Form C

The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com and in Exhibit 2 of the Form C of which this Offering Memorandum forms a part.

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in **Appendix 1**.

The Company may execute on one or more "Rolling Closes" prior to the Offer Close Date listed in this offering memorandum, subject to review and approval by Raise Green, and subject to meeting certain thresholds as described in **Appendix 1**. Rolling Closes allow the Company to execute a series of interim closes prior to the original Offer Close Date of the Offering, once meeting certain closing conditions and meeting certain notification requirements, for investment commitments made during the relevant period.

C. Definitions

Board: Means the NCLT Board of Directors.

Business Day: Means any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, New York are authorized by law to close.

Company: Means The Northern California Land Trust, Inc., a nonprofit corporation established in the State of California.

Loan: The City of Berkeley predevelopment loan to NCLT in the amount of $1 million.

Maturity Date: Means October 28, 2033, which is ten years from the Offer Close Date.

Noteholder: Means a holder of any Note pursuant to a Subscription Agreement.

Offer Close Date: Means October 28, 2023.

Offering: Means the offer of Notes by the Company in a maximum amount of $1,300,000, as described in this Offering Memorandum.

Project: Means the multi-family affordable housing development known as "Woolsey Gardens".

I. The Company

A. Name of Company

The Northern California Land Trust, Inc. ("the Company," "the Issuer", "NCLT")

Address: 3120 Shattuck Avenue, Berkeley, CA 94705

Website: www.nclt.org; www.woolseygardens.org

Number of Employees: 10

Jurisdiction of Incorporation/Organization: California

Date of Inception: November 14, 1973 (Date of Incorporation)

B. Attestations Regarding Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,
2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

The Northern California Land Trust
(Issuer)

By:
DocuSigned by:
Suzanne Kim
2FC8D1AF6A4141D...
(Signature)

Name: Suzanne Kim
Title: Director of Real Estate Development

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
30F69B8A95EA432...
Leslie Gordon
Board President

DocuSigned by:
AC10785347644CD...
Byron Spicer
Board Vice President

4

DocuSigned by:

Maisha Nelson
—C5B536952340445...
Maisha Nelson
Board Treasurer

DocuSigned by:

Henry Mark Obermayer
—B8DC0E0C62244D6...
Henry Obermayer
Board Secretary

DocuSigned by:

—70B324995211498...
Joshua Abrams
Board Member

C. Board of Directors

Full Name	Current Position and title	Dates of Board Service	Principal Occupation
Leslie Gordon	Board President	05/2020 - Present	Independent Consultant
	Prior Three Years of Business Experience ● Urban Habitat, program manager / director of equitable development, regional advocacy, May 2018 - December 2021 ● January - December 2022, sabbatical ● LM Gordon Consulting, independent consultant, equitable development, December 2022 - present		
Byron Spicer	Board Vice President	07/2017 - Present (Vice President) 07/2007 - Present (Board Member)	Bookkeeper
	Prior Three Years of Business Experience ● Immigrant Legal Resource Center, Finance Coordinator, 2006 - present		
Ranil Abeysekera	Resident Board Member	04/2018-present	Printing and Publications Consultant
	Prior Three Years of Business Experience ● Community Printers, sales and marketing / customer sales representative - 10/15/2015 – present		
Joshua Abrams	Board Member	04/2008 - Present	City Planner

Full Name	Current Position and title	Dates of Board Service	Principal Occupation
	Prior Three Years of Business Experience ● 2020-Present, Baird + Driskell + Abrams Community Planning (S Corp) ● 2008-2020, Baird + Driskell Community Planning (sole proprietorship)		
Maisha Nelson	Board Treasurer	04/2022 - Present	Human Resources
	Prior Three Years of Business Experience ● 01/01/22-01/01/23 Immigrant Legal Resource Center, Director of Human Resources and Administration, September 24, 2018 - Present		
Elizabeth Wampler	Board Member	11/2022-present	Community Development
	Prior Three Years of Business Experience ● LISC, Bay Area Deputy Director, April 2021 - current, community development ● San Francisco Foundation, Director and Initiative Officer, Great Communities Collaborative, January 2014 - March 2021, philanthropy		
Henry Obermayer	Board Secretary	04/2017 - Present	Spiritual and Somatic Counseling
	Prior Three Years of Business Experience ● Self Employed, Spiritual and Somatic Counselor, January 2013 - present		
Jocelyn Foreman	Resident Board Member	03/2023- Present	Education
	Prior Three Years of Business Experience ● Family Engagement Coordinator, Berkeley Unified School District, April 2014 - present		
Steve Martinot	Resident Board Member	03/2023 - Present	Writer/Community Activist
	Prior Three Years of Business Experience ● Retired, Independent Writer		

1. Leslie Gordon



Leslie was born and raised in the Bay Area. She worked in non-profit fundraising and government relations in New York City for several years before returning to the Bay Area to earn her master's degree in Urban Affairs from the University of San Francisco. After graduate school, she worked for Urban Habitat, a regional housing and transportation justice organization, for four years. There, she was the Program Director of Equitable Development, where she increased policy support and funding for community land trusts and other housing-justice models through coalition work and advocacy campaigns, writing and disseminating reports, providing technical assistance to grassroots partners, and running leadership development series. She became co-chair of NCLT's board in early 2022, and she now works as an organizational and equitable development consultant, with an emphasis on housing justice and supporting emerging and growing community land trusts.

2. Byron Spicer



Byron is an NCLT co-operative resident and activist.

3. Ranil Abeysekera



Ranil Abeysekera is a Sri Lankan immigrant to North America from the late 80's. He lived and worked in cooperatives in Canada through 1998. Resident of NCLT property since 2004, board member since 2018. He is a member of a worker collective, board member of the Network of Bay Area Worker Cooperatives and Spiral Gardens, a local food sovereignty nonprofit. Born again millennial, regaining the village and broadcasting revolution.

4. Joshua Abrams



Joshua Abrams is a city planner who specializes in housing policy. He also facilitates public meetings and is a certified mediator. He has been on the Board since 2008.

5. Maisha Nelson



Maisha is an experienced human resources professional who joined the NCLT Board in 2022. She is a Bay Area native and a proud anteater hailing from UC Irvine. After living in New York City for 12 years, Maisha returned to the Bay Area where she works as a consultant to develop pilot programs for companies to hire the formerly incarcerated. In her free time, she enjoys eating out, reading, staying active, and traveling around the world. She also serves on the board of the National Association for African Americans in Human Resources, Northern California Chapter.

6. Elizabeth Wampler



Elizabeth brings over 15 years of experience in community development and city and transportation planning, plus a deep love of collaboration and tackling inequity in the systems that shape the built environment. She currently works with LISC Bay Area as Deputy Director, focused on strategic direction supporting housing and economic development work. Previously, Elizabeth was Director for the Great Communities Collaborative at the San Francisco Foundation. She has worked in the Bay Area, nationally, and in Chicago, where she started her career at a CDC on the southwest side of the city. Elizabeth graduated with a bachelor's degree from the University of Chicago and a Master of City Planning from the University of California at Berkeley.

7. Henry Obermayer



Hank has lived in intentional communities since 1987 and has worked in various capacities developing intentional communities and nonprofit housing since 1994. He first volunteered for NCLT in 1994, is the founder of Mariposa Grove (which is part of NCLT) and is a graduate student in East-West Psychology.

8. Jocelyn Foreman



Jocelyn is a family engagement specialist for Berkeley Unified School District, president of the BUSD teacher's union, and the first person in California to use state law SB 1079 to purchase her home out of foreclosure. She is an NCLT resident.

9. Steve Martinot



Steve is a long-time Berkeley resident, writer and community activist. He is an NCLT resident board member.

D. Officers

Full Name	Current Board Position	Dates of Service	Principal Occupation	Other Employer
Leslie Gordon	President	05/2022-present	Equitable Development Policy	LM Gordon Consulting
	Prior Position at NCLT (within past 3 years) ● N/A **Prior Three Years of Business Experience** ● Urban Habitat, program manager / director of equitable development, regional advocacy, May 2018 - December 2021 ● January - December 2022, sabbatical ● LM Gordon Consulting, independent consultant, equitable development, December 2022 - present			
Byron Spicer	Vice President	07/2017 - Present (Vice President) 07/2007 - Present (Board Member)	Non Profit Finance	Immigrant Legal Resource Center
	Prior Position at NCLT (within past 3 years) ● N/A **Prior Three Years of Business Experience** ● Finance Coordinator, Immigrant Legal Resource Center,			
Maisha Nelson	Treasurer	04/2022-present	Human Resources	Immigrant Legal Resource Center
	Prior Position at NCLT (within past 3 years) ● N/A **Prior Three Years of Business Experience** ● Director of Human Resources and Administration, 09/2018 - present			
Henry Obermayer	Secretary	04/2017 - present	Spiritual and Somatic Counseling	Self Employed
	Prior Position at NCLT (within past 3 years) ● N/A **Prior Three Years of Business Experience** ● Self Employed, Spiritual and Somatic Counselor, January 2013 - present			

Full Name	Current Board Position	Dates of Service	Principal Occupation	Other Employer
Anne-Marie Flynn	Interim Executive Director	4/25/2023 - present	Non Profit Consulting	Flynn Facilitation
	Current Responsibilities ● Oversees NCLT organization (accounting, finance) ● Oversees NCLT property development ● Oversees NCLT property management ● Oversees NCLT stewardship, incubation, resident engagement activities ● Oversees NCLT capital raising initiatives **Prior Three Years of Business Experience** ● Flynn Facilitation, Self-employed/Owner, Non Profit Consulting Services, 04/01/2022 - present ● Mutual Housing California, Community Development Officer, Non Profit Affordable Housing, 7/1/2015/3-31-2022			

E. Principal Security Holders

NCLT is a nonprofit corporation and accordingly does not have any equity holders.

F. Key Employees

Full Name	Current Position and title	Dates of Service
Anne-Marie Flynn	Interim Executive Director	4/25/2023 - present
	Prior Three Years of Business Experience ● Flynn Facilitation, Self-employed/Owner, Non Profit Consulting Services, 04/01/2022 - present ● Mutual Housing California, Community Development Officer, Non Profit Affordable Housing, 7/1/2015/3-31-2022	
Suzanne Kim, CFA	Director of Real Estate Development	July 2022-Current
	Prior Three Years of Business Experience ● Motivate Capital, Principal, Impact Investor/Consultant, 09/2017-Present	

1. Anne-Marie Flynn



Anne-Marie joins NCLT as an independent contractor through her business, Flynn Facilitation, which she launched in April 2022 focusing on offering non-profit and public sector organizations and leaders practical tools and steady guidance to help them gather with purpose, imagine possibilities, and achieve transformative outcomes. She has more than 30 years as a non-profit leader and extensive experience in the affordable-housing sector. Most recently, Anne-Marie served as the Interim Executive Director for Housing California and then stayed on to lead their annual conference planning through March 2023. Prior to her consulting work, Anne-Marie held the position of Community Development Officer at Mutual Housing California for nearly six years, leading a diverse team of 16 staff members in the work of community building, community organizing and program delivery for Mutual Housing's 20+ affordable housing communities. In this role Anne-Marie also led resource-development efforts and was an integral part of the Mutual Housing executive leadership team.

2. Suzanne Kim, CFA



Suzanne is leading both current and prospective real estate development initiatives at NCLT. With over two decades of professional experience in areas ranging from finance, investment management, commercial real estate, environmental finance, renewable energy, conservation forestry, public policy, and environmental justice to architecture and construction, she provides NCLT not only with technical expertise but also with personal passion and commitment to implementing solutions endeavoring to secure sustainable, compassionate, and stable housing for low-income families. Suzanne received her A.B. from Dartmouth College and her Master in Public Policy and Urban Planning and Master in Architecture from Harvard University. She is a CFA charterholder as well as an FSA credential holder through SASB (Sustainability Accounting Standards Board, which is now part of the IFRS Foundation).

3. Other Key Employees/Consultants

Ian Winters



Ian has recently transitioned to this role after serving as Executive Director of The Northern California Land Trust since early 2002. In this new role, he will bring technical and creative expertise, institutional memory, and relationships to incubation programs, project development, and financing. He is a long-term CLT & coop resident. Professionally, Ian has over 10-years of experience in sustainable construction and design as well as community activism and organizational development. He trained as a photographer/filmmaker and art/architectural historian at Tufts University and the Boston Museum School and took graduate-level architecture/design coursework at the San Francisco Institute of Architecture. Outside of the CLT world he maintains an active life as a working artist.

Vivian Schwab, AIA



Vivian Schwab (she/they) is an architect, urban designer, and facilitator who has dedicated her career to promoting equity in the built environment. She is licensed in the state of California and previously worked at an affordable housing architecture firm in San Francisco. She is a former board member for the San Francisco Community Land Trust, and served as Board Secretary and Chair of the Buildings Committee. Vivian completed her Masters in Architecture from Rice University, where her focus on equity-oriented multi-family housing was fostered by research conducted in Hong Kong, Germany, Denmark, Sweden, France, Switzerland, and Ethiopia. Her research on climate adaptation and affordable housing has been published in various academic and industry journals. Vivian was born and raised in San Francisco, and still lives in San Francisco.

Justin Smith



NCLT has retained Mr. Justin Smith as Owner's Representative for the Project. Mr. Smith has more than 20 years of experience in multiple areas of the project management and construction industry including the management of both public and private development projects. Justin's involvement in these projects incorporates entitlements and design management, contract administration, on-site project management and controls, tenant improvement and close-out. His skills include project and cost controls, scheduling, claims analysis, design management and review, contract administration and negotiations. He has been the Project and Development Construction leader on over 1,500 units of multi-family and student housing construction. This includes projects at UC Berkeley, Union on Plum Fort Collins, CO and Hale Mahana HI. Boise. He has led the program and project management with the school site development team associated with the $440 million modernization bond program with Oakland Unified School District.

II. The Business

A. Description of Business

1. Overview of The Northern California Land Trust

The Northern California Land Trust ("NCLT") incubates, provides, & supports permanently affordable, green ownership housing for low-income households, transforming housing as a building block of local community autonomy and agency. NCLT's mission is to incubate, provide, and support permanently affordable housing. NCLT's goal is to make homes permanently affordable in the San Francisco Bay area through the community land trust ("CLT") model. NCLT supports long-term success of the CLT homeownership model through the direct stewardship of CLT homes in its portfolio and the incubation of the CLT model across California. NCLT envisions a world where everyone has affordable, secure, and sustainable places to live, thereby enabling long-term stability for individuals, households, and communities.

A community land trust is a nonprofit entity that aims to provide affordable housing and facilities for low-income residents and community benefits. CLT residents are renters, co-op members and homeowners. CLT homeowners and cooperatives own their homes, but lease the land underneath it from the CLT. The land lease contains restrictions on future sale prices, ensuring affordability for future generations.

Since 1973, NCLT has provided permanently affordable housing for low-income households, households who primarily represent marginalized groups. Currently, NCLT manages 112 housing units (both rental and ownership units) across 21 projects in the San Francisco Bay area, provides support for residents to become leaders and stewards of housing in their communities, helps shape strategic public policy from time to time, operates a down payment assistance program for prospective homeowners, advises and incubates other CLTs, and partners with other community organizations and municipalities to provide permanently affordable housing.

2. History, Mission and Purpose

Established in 1973, NCLT is a nonprofit community land trust whose mission is to incubate, provide, and support permanently affordable housing throughout the Bay Area. NCLT offers a wide-ranging menu of permanently affordable housing solutions, including the following:



Through its connection to the community, development services, property management, asset management and resident services, NCLT seeks to ensure the long-term financial and operational viability of the affordable housing portfolio. NCLT's operational and financial goals for its portfolio are to preserve and operate high-quality affordable housing while NCLT's property and asset management plans provide the framework for achieving this goal.

B. Business Plan

NCLT currently stewards 112 permanently affordable units across 21 projects (Please see the map to the right for locations of properties). Importantly, NCLT is currently targeting a goal of moving from other energy sources (e.g., gas) to electricity for its entire portfolio of properties by 2030.



Core NCLT activities include the following:

- **Ownership.** NCLT not only owns the land underneath its housing communities but also manages a portfolio of rental units and facilitates the sale of affordable units.
- **Stewardship.** NCLT provides long-term stewardship, training and support to our communities with the goal of ensuring that owners and communities can be successful. NCLT also assists with transfers of property interests, implements resident engagement activities, and provides other services that support residents through challenging macroeconomic and personal events.

- **Advocacy.** NCLT has led and participated in several critical and successful public policy campaigns. NCLT has also led the creation of local and statewide CLT networks, including the California Community Land Trust Network.
- **Technical Assistance.** Over the past decade, NCLT has incubated CLTs and has provided over $1.5 million in technical assistance services to potential and existing community-led housing organizations.

NCLT's primary revenue generating lines of business are as follows:

1. Owning and operating affordable housing and receiving related rent;
2. Leasing the ground underneath affordable housing owned by individual households or communities of households;
3. Securing grants to provide programs that support the households and communities housed and impacted by its real estate portfolio; and
4. Providing technical and consulting services to similarly aligned existing and emerging nonprofit housing organizations on a fee basis.

C. The Project (Woolsey Gardens)

NCLT intends to use proceeds from this Offering to consolidate site control and to continue predevelopment activities for the Project. NCLT anticipates being the sponsor developing the Project.

As a local and regional leader in the CLT movement, NCLT aims to use the Project to accelerate the production of sustainable and financeable permanently affordable housing units for low- to moderate-income households as an alternative to affordable rental housing units. NCLT is currently preparing a case study and other project-related documentation for the Project that it expects to disseminate to other CLTs and other stakeholders in the affordable housing sector.

If built, NCLT expects the Project could be the first-of-its-kind housing project in the US, one showcasing zero net energy, mass timber construction, solar microgrid technology, enhanced passive house architecture, 100% permanently affordable ownership housing units, and LEED Platinum certification.

The Project aims to be a replicable, sustainable, and financeable model for future mixed-use developments located on small, infill parcels near major transit hubs. The five anticipated primary goals of the Project are as follows:

- **100% Permanently Affordable Units.** By retaining the ground under the project, NCLT expects to assure that no units will become market-rate units—NCLT aims to target 100% of units to low- to moderate-income ("LMI") households, primarily targeting low-income (80% area median income) households.

- **100% Ownership Units.** The Project aims to offer 100% of the residential units as affordable ownership units, enabling households who have been displaced, an opportunity to return, to remain, and to build equity.

- **Sustainability / Zero Net Energy.** 100% of annual solar generation at the Project targets to offset 100% of annual expected electricity consumption by residents and commercial tenants. In addition, the Project anticipates featuring mass timber construction, enhanced passive house architecture, solar microgrid technology, LEED Platinum certification, and other resource efficient technologies and strategies.

- **Community-Centered Spaces.** The Project intends to rent spaces to current nonprofit community organizations—the Homeless Action Center and the Long Haul Infoshop—so that they can continue providing important services to the community. The Project also aims to provide residents with two different outdoor garden spaces.

- **Replicability.** The Project aims to demonstrate a replicable, alternative solution to addressing affordable housing demand by (1) using small, infill lots (2) using mass timber construction to reduce construction time and staging area; (3) tapping alternative and less limited capital sources; and (4) prioritizing the long-term financial and environmental sustainability of housing by consciously recognizing carbon and operating costs and its particular impact on low-income households and communities.

(Please visit woolseygardens.org for more information about the project.)

1. Project Goals

The goal of the Project is to provide an opportunity for LMI households to own an energy efficient housing unit and for existing nonprofit tenants to continue delivering critical services to the local community. Furthermore, the mission of the Project is to make the case for a viable alternative solution—one that is replicable, sustainable, and financeable—to address the critical affordable housing shortage crisis facing the San Francisco Bay Area and California.

The Project aims to provide a sustainable alternative solution to the affordable housing crisis in California and the US. Many urban renewal projects, including some affordable housing projects, constructed during the past several decades have destroyed long-standing communities and forced out households, notably low-income households and households of color. The Project aims to address the impacts of gentrification and urban renewal by prioritizing displaced households. The Project is aligned with **the right to return** and **the right to stay** policies, which are preference policies in which low-income residents who have been displaced or are at risk of displacement from Berkeley will be able to secure a safe, stable, affordable home in Berkeley. While NCLT and the Project are guided by these policies, these policies are not binding.

2. Community Benefits, Economic Value

Recognizing that housing stability is the cornerstone to local economic growth and potential, the project intentionally aims to provide positive and sustainable economic value to the community. Led by two emerging Black, Indigenous, and persons of color ("BIPOC") professionals, the Project aims to provide the local community, community-based organizations, and other local firms an opportunity to contribute to project development, construction, and opportunity.

Importantly, the team estimates the Project, as currently designed, could reduce annual energy costs by over 75% and annual carbon emissions by over 60% versus a comparable code-compliant structure. Reduced utility bills and sustainable housing could result in healthier, more financially stable, and engaged households, which could have multiplier effects on the local economy.

In addition, the Project aims to be the first project in the City of Berkeley and State of California to take advantage of the Type IV-C California Building Code provisions, which provide that the building elements are mass timber or noncombustible materials and have certain fire resistance ratings. As a pioneer, the Project intends to share its experiences with other affordable housing builders as well as regulatory bodies to facilitate the expansion of this mass timber building type across the State and beyond. Because of its strength and inherent fire resistance, mass timber offers an alternative to fossil fuel-intensive materials for many applications—including high-rises—and an opportunity to reduce the carbon footprint of the built environment.[1]

NCLT collaborates with existing community-based organizations to drive the success of the Project. Community organizations assist the Project by, among other things, identifying and readying potential resident-owner households, developing and assessing energy efficiency and stewardship programs,

---

[1] For more information about mass timber construction and the International Building Code, upon which the California Building Code is based, please visit:
https://www.woodworks.org/resources/comparing-tall-timber-building-size-limits-to-other-construction-types/

providing social and political capital so that certain key ordinances facilitate the project's success, and securing funding and financing for the project.

3. Sustainability and the Project

As currently designed, the Project anticipates a number of green features including: (1) zero net energy design including a solar microgrid; (2) mass timber construction; (3) enhanced passive house architecture; (4) air-source heat pump ("ASHP") water system with thermal storage and waste heat recovery; and (5) demand reduction program. Along with other resource efficient design and strategies, NCLT and its project team believe that the building as currently designed is on target to achieve LEED Platinum certification (#1000176693), which is the highest level of LEED certification, a green building rating system that provides a framework for healthy, efficient and cost-saving green buildings.

- **Solar Microgrid System and Zero Net Energy.** NCLT will strive for annual production of the Project's solar panels to meet the expected annual electrical consumption of residential and commercial tenants. Because the number of solar panels is constrained by the lot size, the project team is focused on reducing the consumption of the residential and commercial building. First, the project team is employing passive building strategies to reduce consumption. Second, the project team is incorporating the latest technology and whole building systems to reduce consumption. Third, the project team is exploring programming to alter behavior of end users, including both residents and nonprofit commercial tenants. In addition, on-site photovoltaic array and associated battery storage enable the Project to be on target to not make net energy draws from the grid during peak hours (4 PM to 9 PM) daily. As currently designed, the Project's critical, or "Tier 1" loads, such as those from the refrigerator, elevator/stairs, and other sensitive uses, are on target to be indefinitely powered, even in the event of an extended grid outage.

- **Mass Timber Construction.** According to the WoodWorks Institute, the Project is on target to be the first Type IV-C project built in California. Mass timber, versus concrete or steel construction, reduces the embodied carbon of the building significantly. According to the American Wood Council, mass timber buildings are 25% faster[2] to build than concrete or steel buildings. Higher efficiency in construction is one tool to produce more affordable housing quicker.

- **"Enhanced Passive House" Mechanical System.** The project team opted for a passive house design, which is a highly energy efficient building standard that also promotes indoor comfort and acoustic insulation, because of its lower cost than that for geothermal. Acknowledging limitations with the 'classic' passive house approach—including external noise and outdoor air quality (wildfires), this approach allows for (a) comfort cooling even when windows are

---

[2]https://www.vox.com/energy-and-environment/2020/1/15/21058051/climate-change-building-materials-mass-timber-cross-laminated-clt

closed; (b) elimination of 85% of variable refrigerant flow fan coil units while mitigating the potential that internal unit temperature rise above 80℉; (c) good acoustical performance due to a lack of compressors within units; (d) fast response to occupant input; (e) reduced maintenance hassles due to centralization of equipment; and (f) energy efficiency target of 30% to 50% better than what is currently required under the building code.

- **ASHP Water Heating System with Thermal Storage & Waste Heat Recovery.** An ASHP is a heat pump that can absorb heat from air outside a structure and release it inside. Under the current design, ASHP water heaters are not activated during peak hours (4 PM to 9 PM) daily, which reduces the Project battery size. To reduce the overall energy demands of the domestic hot water system, a portion of the water heating is derived from heat recovery coils on the portion of the sanitary waste main prior to leaving the building.

- **Comprehensive Demand Reduction Program.** A significant expected component of overall expected consumption is discretionary plug loads (such as sockets to plug in irons, computers, lamps, etc.). In order to meet the Project's zero net energy target, the team calculates the Project requires a 5% to 10% reduction in this source of consumption versus the expected standard household. The project team is tackling this challenge with a combination of in-unit panels, illustrating the connection between real-time consumption and utility cost, and a sophisticated, robust incentive program to achieve zero net energy. The team is working with a tenured UC Berkeley professor in behavioral public economics, Dr. Dmitry Taubinsky, and community-based organizations to create, implement, and calibrate financial incentives, social levers, and in-person workshops and training to meet zero net energy targets

4. Other Expected Impacts

NCLT expects that the Project will have a number of other meaningful impacts, including the following:

- **Higher and Better Use for Small, Infill Lots.** 8,000 to 10,000 square foot sites—which are the size of parking lots or single-story commercial buildings—in urban areas are relatively abundant and inexpensive. Replacing underutilized lots with dense, mid-rise affordable multifamily projects like the Project can not only increase property values of surrounding properties, but also can increase local property tax revenue, which is an important drive for local economic growth.

- **Increase Affordable Housing Production.** By offering a model to efficiently develop a dense multifamily building on a small, infill lot, the Project aims to accelerate the production of affordable housing in California.

- **Housing Choice.** The project aims to offer a diverse range of unit type options, accommodating diverse household types and living arrangements. In addition to the more conventional 1BR and 2BR homes ("limited equity housing condominiums"), the Project will also offer more novel cooperative homeownership units ("limited equity cooperative housing units"), which feature shared facilities like kitchens and other communal living spaces. Allowing for equity creation among a greater range of income brackets facilitates economic growth of the community as a whole.

- **Generational Wealth.** Affordable ownership of housing units can serve as a critical pathway for wealth creation and is fundamental to creating generational wealth.

- **Community Stability.** Ownership can lead to long-term household, home, and community stability. Community stability is an important driver of local economic development.

- **Improved Health Outcomes.** Green buildings, such as the Project, can mitigate exposure to environmental pollutants and hazards and can help reduce the long-term impacts of climate change. Healthy residents are an important drive of local economic development.

- **Local Vendor Preference.** NCLT, together with its project team, is committed to prioritizing local vendors (both for construction and other services when the project is placed into service) who are committed to hiring local residents and historically disadvantaged households in paid apprenticeship programs. Job development and job education pathways (such as apprenticeships) are key cornerstones to stable economic development of the community.

- **Alternative Source of Capital.** The capital stack for permanently affordable ownership multifamily differs from that for affordable rental multifamily. Affordable ownership multifamily housing projects have access to additional grants and other funding sources to which affordable rental multifamily housing do not have access. Diversified sources of capital can increase production of affordable housing.

- **Entry into the New Climate Economy.** The New Climate Economy, as proposed by President Biden's Inflation Reduction Act, consists of growth sectors of the economy that address climate change. Providing local, historically disadvantaged households and communities access to the New Climate Economy, sets the groundwork for local economic development.

5. Project Team

NCLT selected project team partners who not only share a common sustainability vision for the project but also have intentional and explicit Diversity, Equity, and Inclusion policies in line with those of NCLT.

- **Solomon Cordwell Buenz ("SCB")/Architect of Record.** SCB architecture, an established national commercial architecture firm founded in 1931, has a track record of building mid- to high-rise multifamily buildings in the seismically and regulatory challenging San Francisco Bay area. In addition, SCB is deeply committed to sustainable design, having been one of the first signatories of American Institute of Architects' 2030 Challenge and the AIA Materials Pledge. SCB has over 100 LEED-accredited professionals and a current portfolio of 160 LEED-certified or in-certification projects. SCB's firmwide sustainability action plan in 2022 to prioritize the most relevant sustainability-related challenges facing our industry today, with a focus on projects that achieve net-zero energy, water, and carbon goals, while also promoting resilient environments that support human health and wellness and can adapt to a changing climate. Notably, SCB is the architect for Hayes Point, the first all-electric mixed-use development in the US, scheduled for completion in 2025. The project features 228,000 SF of commercial office space, 333 condominiums (of which 25 percent will be affordable housing), 6,400 SF of retail space, and a public lobby space. In all, SCB is eager to design a structure using mass timber and have another project under development.

- **PAE Engineers/MEP Engineer.** PAE provides mechanical, electrical and plumbing engineering ("MEP") design services as well as technology and lighting design. PAE Engineers are versed in sustainable certifications such as LEED and passive housing. PAE Engineer's key mechanical, electrical, and plumbing engineers on the Project have a track record of integrating innovative, sustainable MEP systems into mass timber structures.

- **Timberlab/Preconstruction Services (Mass Timber).** Timberlab is a group of construction practitioners that provides engineering, procurement, fabrication and installation services for sustainable mass timber projects. Timberlab integrates mass timber into a commercial building, coordinating the timber structural system with the other building systems, in a cost effective and efficient manner. Timberlab's mission is to accelerate the mainstream adoption of mass timber in the US commercial construction market to benefit the planet and its people.

- **Swinerton Builders/Preconstruction Services.** Swinerton is a national construction company with experience in the mass timber general contractor space and provides commercial construction and construction management services throughout the United States. Swinerton has successfully delivered challenging mass timber projects throughout the country.

- **Clean Coalition/Microgrid Consultation Services.** Clean Coalition is a nonprofit organization whose mission is to accelerate the transition to renewable energy and a modern grid through technical, policy, and project development expertise. Clean Coalition has provided technical, policy, and project development expertise for the Project's solar microgrid system.

- **Rhoades Planning Group/Planning Consultants.** Rhoades Planning Group ("RPG") is a real estate consultancy that offers urban planning, design, and entitlements expertise for infill and affordable mixed-use development projects. RPG provides a range of planning and development services for private, nonprofit and public sector clients based on its knowledge of the policy, zoning and economic realities of designing and building sustainable mixed-use projects. RGP has provided technical planning expertise, enabling the Project to be entitled.

- **Relequity/Preconstruction Services.** Relequity is a commercial real estate investment and property management firm that specializes in multifamily real estate throughout the United States. Relequity provided technical expertise on Project development.

- **Tipping Structural Engineers/Structural Engineering.** Tipping is a local structural engineering firm that aims to create sustainable solutions to minimize the environmental impacts of construction. Tipping Structural has engineered mass timber structures that have been successfully built in the seismically challenging San Francisco Bay Area and has provided engineering consulting for the Project.

- **BKF Engineers/Civil Engineering.** BKF provides civil engineering, land surveying, and land planning services for government agencies, institutions, developers, design professionals, contractors, school districts, and corporations. BKF Engineers facilitates permitting and expertise requirements of projects and provides a number of specialty services, including agency permit expediting, grant and funding strategies, sustainable infrastructure, and site accessibility consulting. BKF Engineers has provided expert civil engineering consulting for the Project.

- **Rockridge Geotechnical/Geotechnical Engineering.** Rockridge provides geotechnical engineering solutions for structures supported on the widely varying subsurface conditions throughout the San Francisco Bay Area. Rockridge Geotechnical assists clients in every phase of projects from the due diligence for land acquisition to planning through entitlement, permitting, engineering design, and construction. Rockridge Geotechnical has provided geotechnical engineering consulting for the Project.

- **Groundworks Office/Landscape Architecture.** Groundworks is a landscape architecture firm that offers services ranging from site analysis, conceptual design to construction documentation. Groundworks Office is based in Berkeley and regularly works with neighborhood groups, local agencies and municipal departments. Groundworks Office has provided landscape architecture consulting for the Project.

- **Holland & Knight/Legal Services.** Holland & Knight has provided expert legal services, especially in the area of financing and real estate, for the Project.

- **Wilson Sonsini Goodrich & Rosati/Legal Services.** Wilson Sonsini Goodrich & Rosati is a law firm that has provided expert legal services, in the area of renewables financing and crowdfunding financing, for the Project.

- **The Woolsey Gardens Community Advisory Board**, consisting of local community leaders, and **The Woolsey Gardens Technical Advisory Committee**, consisting of California members in the areas of affordable housing finance, construction, green technology, development who have provided advice and support for the project.

- Local and Regional Community organizations have provided letters of support to NCLT in favor of the Project. Certain of these organizations have also submitted letters of support for NCLT's grant applications in connection with the Project. Some organizations include the following:

  - Healthy Black Families
  - The Ecology Center
  - California Community Land Trust Network
  - Bike East Bay
  - Black Developers Forum
  - Bay Area Community Land Trust
  - Oakland Community Land Trust
  - San Francisco Community Land Trust

6. Capital Secured to Date

In June 2022, the California Energy Commission ("CEC") awarded NCLT with a $1 million grant to develop the Project. As the highest scoring application, NCLT's application was one of twelve applications across the state of California funded through this grant program. Currently, all twelve applicants are competing for four construction grants, each awarding up to $9 million grants that can be used towards construction. The application is due in September 2023, and the CEC expects to make its decision by December 2023.

In June 2023, the Berkeley City Council approved the Loan to develop the Project further. An important requirement of City of Berkeley's predevelopment loan agreement is that NCLT secures its obligation to repay the Loan by executing a Deed of Trust, recording the Deed of Trust in the Official Records, and including in the Deed of Trust a provision evidencing a use covenant that restricts the use of site for the Project to build affordable housing consistent with the City's Local Loan Funds requirements. The current lender for the mortgage held by a regional bank on NCLT's headquarters, which is the site for the Project, has stated that it will not allow the City's loan and regulatory provisions to be recorded on the Deed of Trust. Therefore, in order for NCLT to continue with its development efforts, NCLT intends to take out the current lender for the mortgage on NCLT's headquarters site using proceeds from this Offering.

NCLT is pursuing a number of strategies to complete the capital stack for the project, including a number of sizable grants, construction loans from community development financial institutions ("CDFIs"), which are mission-driven financial institutions that create economic opportunity for individuals and small businesses, quality affordable housing, and essential community services in the United States, energy efficiency rebates, donations, and consultant fee discounts and concessions. At this time, the successful outcome of these strategies is highly speculative.

7. Current State of the Project

An early rendering of the Project is provided below. Please note this is not the final design of the Project, and it is speculative to state whether the final constructed building will look exactly like this rendering.



In August 2023, the Project secured entitlements to build the Project; however, it has not secured building permits nor sufficient financing to construct the Project. The Project is still in the predevelopment phases. It has completed the "Conceptual Design" and "Schematic Design" phases and is currently in the "Design Development" ("DD") phase. It has surpassed the 50% DD milestone and expects to reach the 100% DD milestone in September 2023. The Project expects to begin the final design phase, "Construction Documents" phase, in early 2024 and complete this phase in Spring 2024. Shortly thereafter, NCLT plans to apply for building permits. When NCLT has secured sufficient funding and financing to construct the project, NCLT plans to bid the project for construction. While highly speculative at this time, NCLT hopes to break ground by late 2024. NCLT anticipates that once it has broken ground, it will take about two years to complete.

D. Corporate Structure

The Northern California Land Trust, Inc. ("NCLT") is a nonprofit corporation established in the State of California and is the issuing company. As the issuer, NCLT intends to use proceeds from this Offering to gain better site control and to continue predevelopment activities for the Project. NCLT will be the sponsor developing the Project.

Currently, there are no subsidiaries to the NCLT. In the ensuing months, however, NCLT expects to establish a wholly owned subsidiary to develop the Project.

III. Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A. Material Risk Factors

1. Risk Factors Associated with the Project

Ability to Secure Required Permits and Approvals to Proceed with Construction
In August 2023, the Project secured entitlements to build the Project; however, it has not secured building permits nor sufficient financing to construct the Project. The Project is still in the predevelopment phases. If NCLT is unable to secure building permits from the City of Berkeley and approvals from the California Department of Real Estate and other local and state agencies, the Company will be unable to construct the Project.

Ability to Secure Sufficient Financing to Proceed with Development and Construction
The level of capital required to construct the Project is an amount greater than what NCLT has raised in the past. If it is unsuccessful in its capital raising plan, the Company will be unable to develop and construct the Project. In order to achieve the Company's near and long-term goals for the Project, the Company may need to procure funds in addition to the amount raised in the Offering. NCLT is pursuing a number of strategies to complete the capital stack for the project, including a number of sizable grants, construction loans from CDFIs, energy efficiency rebates, donations, and consultant fee discounts and concessions. At this time, the successful outcome of these strategies is highly speculative. If NCLT cannot successfully raise funds, it could affect payments on the Notes.

There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose all or a portion of his or her investment.

Breach of Contract

There is a possibility that there could be a breach of contract of third-party vendors that provide services to the Project, associated with the Company's projects or assets. This breach could result in a loss to the Company or delays in the Project.

Limited Project History

The Project is still in the predevelopment phase and has limited operating history and the Project is NCLT's first ground-up development project. There can be no assurance that the Project will be completed. The likelihood of success should be considered in light of the problems, expenses, difficulties, complications and delays that the Project may encounter. NCLT may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Project Goals

As described above, the Project has five primary goals, which are (i) 100% permanently affordable units, (ii) 100% ownership units, (iii) sustainability/zero net energy, (iv) community-centered spaces, and (v) replicability. It is possible that NCLT will not meet some or all of these goals and this may impact the viability of the Project or funding that the Project anticipates receiving in the form of grants or from other sources.

Reliance on Community Organization Assistance

Community organizations assist the Project by, among other things, identifying and readying potential resident-owner households, developing and assessing energy efficiency and stewardship programs, providing social and political capital so that certain key ordinances facilitate the project's success, and securing funding and financing for the project. While NCLT also undertakes various of the above duties, if the community organizations are not able to provide assistance, the Project may not achieve its stated goals or may not be viable due to a lack of qualified residents, a lack of necessary programs, or a lack of funding or financing. NCLT expects continued assistance from the community organizations that it works with; however, the relationships are informal at this time and could terminate for any reason.

Ability to Secure Eligible Homebuyers for the Project

NCLT may not be able to secure eligible homebuyers to purchase all of the units in the Project once the Project is complete. In selecting homebuyers, NCLT looks to find homebuyers who are seeking affordable housing and who are committed to participating in certain NCLT initiatives to assist homebuyers with building equity in their homes. If NCLT is unable to secure eligible homebuyers for the Project, its revenue from the Project may be less than anticipated or its ability to use unit sales to take out construction financing may be impaired.

Increases in the cost of raw materials, or supply disruptions, could have a material adverse effect on the Project.

The costs of materials may increase due to increased tariffs or shipping costs or reduced supply availability of materials more generally. Disruptions in supply could result in delays in our production line, delaying delivery of products. Any increase in costs or disruptions in the supply chain could increase the cost to complete the Project and could cause delays.

Reliance on Third-Party Contractors and Consultants

The Company depends on third-party contractors and subcontractors to develop and construct the Project. The Company's ability to meet obligations may be adversely affected if consultants and contractors do not perform the agreed-upon services in compliance with requirements and in a timely and cost-effective manner. The Company's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

2. Risk Factors Associated with NCLT

Ability to Generate Revenue

NCLT's ability to repay principal and pay interest on the Notes available in this Offering depends on its ability to generate revenue. Since the ability to repay principal and pay interest on the Notes in this Offering is not dependent on the Project, but rather operations of NCLT as an entity, prospective investors must also consider NCLT's viability and revenue generating potential. A large portion of NCLT's gross operating revenue is derived from collecting rents from residents, ground leases, and nonprofit commercial tenants. There is a risk that this revenue stream could be disrupted or could decrease. For example, during COVID-19, local and state enacted additional laws to protect vulnerable populations, which directly impacted NCLT's ability to collect rent as its residents are largely low-income households. Even without such laws in place today, tenant protection laws especially affecting vulnerable populations may continue to impact NCLT's ability to collect rents.

Inability to Secure Operating Grants

NCLT also relies on operating grants to help run its organization and maintain operations at its properties. Its ability to secure grants depends on its ability to allocate sufficient staff time for fundraising activities and the financial condition and values of foundations, agencies, and other donors. The Company's future success in securing grants is uncertain. If the Company cannot secure grants, it may ultimately affect the Company's ability to generate revenue through which it pays principal and interest on the Notes in the Offering.

Several Projects Under Development

During the past five years, the pace for acquisitions increased significantly, and NCLT acquired its two largest projects. These two projects are currently in the pre-development stage. Due to cost escalations and investigative work that found the list of necessary repairs greater than anticipated at acquisition, NCLT is in the process of securing additional municipal funding from the City of Oakland and the City of Berkeley. However, if NCLT is unable to secure sufficient additional funding, it may affect the Company's cash balance and its ability to pay principal and interest on the Notes in the Offering.

NCLT has a number of other projects that rely on various sources of funding. To the extent any of these funding sources does not materialize as anticipated or if any projects encounter additional unexpected costs, this may affect the Company's cash balance and its ability to pay principal and interest on the Notes in the Offering. Additionally, capital improvement projects on existing properties may present unexpected, yet necessary, repairs. Such repairs could impact NCLT's cash balance and its ability to pay principal and interest on the Notes in the Offering.

Previous Bankruptcy

The Company previously filed for Chapter 11 bankruptcy in March 2010 in the United States Bankruptcy Court for the Northern District of California. The case was discharged in April 2014.

Key Personnel

The Company is fundamentally dependent on its board and other key personnel. If anything catastrophic were to happen to the Company's key personnel, or the Company is unable to recruit qualified board members, executive officers, and key employees, it may not be successful. In addition, to be successful, the Company needs people to run its day-to-day operations. As the Company grows, it may on occasion need to attract and hire new or additional key personnel or contract for additional services like marketing, sales, development, finance, legal, and others. The Company may also make hiring mistakes, which could adversely affect its business, financial condition, and operating results.

NCLT's Executive Director for the past 20 years, Ian Winters, recently stepped down from his role as Executive Director. As the head of the organization, the Executive Director has a significant role in shaping the direction, priorities, and culture of the organization. Mr. Winters remains involved with NCLT in a special projects capacity and continues to devote roughly 20 hours each week to NCLT projects. Currently, Anne-Marie Flynn is serving as Interim Executive Director and a search is underway for her replacement. NCLT expects whoever is selected will have a meaningful impact on the organization and the change in leadership has the potential to disrupt NCLT's operations. However, Mr. Winters has provided continuity by remaining employed by NCLT in his new capacity.

Change in Regulations

The Company is subject to legislation and regulation at all levels of government—federal, state, and local. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings could change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on Company business.

Reliance on Contractors and Consultants

The Company depends on third-party contractors and subcontractors to maintain the performance of its properties and the equipment critical to maintaining them. The Company's ability to meet obligations to customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. The Company's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

Cybersecurity incidents could disrupt our operations or result in the loss of critical and confidential information

The Company faces growing risks and costs related to cybersecurity threats to its operations, its data, and residents' data. These threats may include computer malware, ransomware, insecure software and systems, or disruption to the municipalities in which the Company operates or of third-party vendors who provide critical services. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its residents or other third-parties, create system disruptions, or cause shutdowns. A disruption or failure of the Company's information databases or those of third parties could cause breaches of data security, loss of critical data and performance delays, which could adversely affect its projects.

NCLT's operations require the collection, transmission and retention of personally identifiable information, in various information technology systems maintained by us or third parties. Resident's information collected by the Company may be subject to certain data privacy regulations and requirements. A breach in the security of NCLT's information technology systems or those of its service providers could lead to an interruption in the operation of its systems, resulting in an interruption of the services NCLT provides and/or an interruption of the development of the Project. Additionally, a cybersecurity incident that compromises resident's data could result in fines, legal claims or proceedings.

NCLT Could be the Target of Fraud

NCLT relies on residents to verify or self-certify their income level to qualify for low-income housing. If potential residents fraudulently verify or self-certify their income levels, this could negatively impact funding from various funding sources and could affect NCLT's funding and overall revenue.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the Project or other assets, equipment, or progress related to the Project or other projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact revenue generation for the Company. While certain assets may be the subject of insurance policies, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project. Any resulting losses would harm the Company and its ability to support the Project.

General Economic Conditions

The success of the Company can be impacted by general economic conditions—adverse economic conditions could impact the Company's ability to grow sales and collect revenue from its contracts. The company may lose existing customers as a result of an economic downturn. The company may need to reassess its business model and growth plans in response to a recession, depression, or other negative economic trends.

3. Risk Factors Associated with the Notes

Speculative

The Company's business objectives are highly speculative. No assurance can be given that a Noteholder will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

The Notes are Subordinated to other Obligations of NCLT

Payment of principal and interest on the Notes being offered pursuant to this Offering are subordinated to obligations of the Company any other present or future indebtedness, including, but not limited to, the indebtedness described below under "Outstanding Indebtedness" and the indebtedness to be evidenced by the Loan. In the event NCLT defaults on any of its senior debt or undergoes any liquidation or similar proceeding, the proceeds of the sale of NCLT's assets would first be applied to the repayment of our senior debt before any of those proceeds would be available to make payments on any subordinated debt, including the Notes.

There is No Prepayment Penalty on the Notes

The Company may elect to prepay the Notes at any time at its sole discretion. In the event that the Company effects an Optional Redemption (as defined below), the Company will not be subject to any prepayment penalty or premium. In the event that the Company effects an Optional Redemption prior to the Maturity Date, Noteholders will receive accrued and unpaid interest as of the date of such redemption; however Noteholders will not receive interest for the full ten year duration of the Notes.

The Company plans to obtain a construction loan for the Project prior to construction and there is a likelihood that the Company will exercise an Optional Redemption at that time and fully repay the Notes prior to the Maturity Date. In the event the Company exercises an Optional Redemption at the time it obtains a construction loan for the Project, the Noteholders will receive accrued and unpaid interest as of such date and will receive less interest than had they held the notes to the Maturity Date.

Valuation risk
There is currently a very limited market of comparable offerings that the Company referenced for the purpose of setting an appropriate interest rate for the Notes.

Interest rate risk
Interest rates fluctuate over time and may go up or go down; however the Note is designed to accrue interest at 5.0% per annum. If market interest rates go up (for example from 4.5% to 5.0% for a similar investment) in the future, your investment will maintain its original lower coupon rate.

Additionally, while the Notes will accrue interest at 5.0% per annum, they will not pay any accrued interest to Noteholders until the Maturity Date of October 28, 2033 or pursuant to an Optional Redemption or Mandatory Repurchase. Because investors will not receive periodic cash payments of interest, if interest rates go higher during this time period, they will not benefit from reinvesting interest payments into higher yielding investments.

Volatility in interest rates may come from a wide variety of factors and can be very difficult to forecast. For example, rate moves may come from fundamental factors such as central bank announcements related to monetary policy due to inflation concerns and economic growth. Another example impacting interest rates can be geopolitical risk and shocks to the equity markets. Uncertainty in global and financial markets can have a negative impact on interest rates, and demand for securities that themselves are riskier inherently.

There is No Mandatory Repurchase of the Notes other than in an Event of Default
Other than in connection with an Event of Default, the Company will not be obligated to effect a Mandatory Repurchase (as defined below). The Company may sell current assets, effect sale of the Company, or effect a merger of the Company with another entity without any obligation to effect a Mandatory Repurchase. Following a change of control event, the Company may be unable to satisfy its obligations to Noteholders.

Repayments on the Notes Will be Made from NCLT's Revenue as a Whole and Not Based on Revenue from any Single Project.
Payment of principal and interest on the Notes is not tied to any specific cash flow or asset of NCLT. Noteholders are dependent on the revenue of NCLT as a whole for the repayment of principal and interest. In the event of an event of default or NCLT's bankruptcy, Noteholders will not be able to claim a right to a particular revenue stream.

The Notes are Unsecured

The Notes are unsecured, which means that there is no specific collateral to which Noteholders would have recourse in the event that the Company is unable to meet its payment obligations. Instead, the Notes are a general obligation of the business of NCLT. This means that in the event of default or NCLT's bankruptcy, Noteholders will have little protection based on any assets of NCLT.

Investment In Personnel

The investment in a security is also an investment in the management of the Company. Being able to execute on the business plan is an important factor in whether the Project is and/or the Company will continue to be viable and successful. The Company plans to but has yet to recruit and hire additional employees into the firm to support the Project; the success of this raise will in part determine the Company's ability to do so. A prospective investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. A prospective investor should carefully review any disclosure regarding the company's use of proceeds.

Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure Noteholders that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to pursue its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition.

Lack of Company Control

Noteholders will not have the ability to participate in the company's decision-making process based on their investment in the Offering and must rely on the Board and employees for the management of the Company.

Investment in the Notes is not a Diversified Investment

NCLT operates in the sustainability and affordable housing sectors. Changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment" that provides exposure across a wide range of different industries or sectors.

Illiquidity

Pursuant to state and federal securities laws, a Noteholder will be limited in their ability to resell their investment for the first year and may be required to hold such investment until its Maturity Date, if any. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, a Noteholder may have to locate an interested buyer if such Noteholder does seek to resell a Security, and must obtain Company written approval.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time. Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline of the Offering period. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive securities in exchange for his or her investment.

Limited disclosure

The Company may disclose only limited information about the Company, the Project, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events—continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

No Collective Action

There are no provisions for Noteholders to collectively agree to new terms with respect to the Securities or restructure or reschedule amounts due on the Securities. There are also no provisions for Noteholders to collectively pursue repayment of the Securities. There are no provisions for Noteholders to communicate with each other or take any collective action.

No Public Market; Restrictions on Transfer

There is no public market for, and the Noteholders may be unable to sell, the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests

Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Securities may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Securities, and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Company or Employees
Any prior transactions sponsored by the Company or its employees should not be relied upon by prospective investors to anticipate the success of this Offering, the Project, or the Company. Such generalizations are difficult to make, and prospective investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice
No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

This Offering allows for "Rolling Closes"
If the Company meets certain requirements (described in **Appendix 1**, "5. Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

B. Risks Related to Minority Ownership Factors

There are no minority owners in the Company. Noteholders have no equity ownership in the Company.

C. Risks Related to Certain Corporate Actions

Additional Issuance of Securities
The Company will not issue securities that are senior in payment or liquidation preference to the Notes, however, the Company may issue additional securities that are pari passu to the Notes. This may reduce cash available to pay debt service to Noteholders.

Company Repurchases of Securities
The Company may repurchase securities from time to time. Any repurchase of securities potentially reduces the Company's available funds to pay principal and interest to Noteholders.

Transactions with Related Parties
NCLT expects to establish a wholly owned subsidiary to develop the Project. It is possible that any related party transaction with such subsidiary may be on terms that are not reflective of fair market value. Any transactions with related parties potentially reduce the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes.

IV. The Offering

A. Purpose

With the Offering, the Company desires to:

1. Provide the community an opportunity to invest in the Project and increase the likelihood of the Project's success by taking out an existing loan, as described below.
2. Give more people access to social and climate equity impact investing through Raise Green's crowdfunding platform.

B. Use of Proceeds

The purpose of the Offering is to clear some of the financial and legal hurdles to developing the Project. Specifically, NCLT intends to use proceeds from this Offering to consolidate site control and to continue predevelopment activities for the Project. Proceeds will be used to take out the current senior mortgage [AM1] held by a regional bank on NCLT's headquarters located at 3120-3130 Shattuck Avenue, Berkeley, CA 94705, which is also the site of the Project. This will allow NCLT to access a $1 million predevelopment loan, approved by the Berkeley City Council on June 13, 2023, to continue developing the Project.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**945,000**	**100.0%**	**1,300,000**	**100.0%**
Less: Raise Green Service Fees	10,000	1.1%	55,000	4.2%
Net Proceeds	**935,000**	**98.9%**	**1,245,000**	**95.8%**
Less: Mortgage Payoff Amount	935,000	98.9%	935,000	71.9%
Less: Estimated Legal, Transaction, Other Company- and Project-related Costs	0	0.0%	310,000	23.8%
Total Use of Net Proceeds	**935,000**	**98.9%**	**1,245,000**	**95.8%**

The Company will use the Target Offering Amount for the following:

- Approximately 98.9% to pay off the current senior mortgage held by a regional bank on NCLT's headquarters, which is also the site of the Project; and
- 1.1% to cover Raise Green fees.

The Company will use the Maximum Offering Amount for the following:

- Approximately 93.5% to pay off the current senior mortgage held by a regional bank on NCLT's headquarters, which is also site of the Project;
- 4.0% to cover Raise Green fees; and
- 2.5% to cover estimated legal, transaction, and other project related costs.

The Company will make adjustments based on the net proceeds of the Offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

1. **Testing the Waters**

The Company has not made use of any written communication or broadcast script to test the waters.

2. **Delivery of Securities**

See **Appendix 1.**

3. **Canceling a Commitment to Purchase**

See **Appendix 1.**

V. Securities of the Company

A. Securities Being Offered

1. Terms of Securities

The Notes are being issued on the Issuance Date specified on the signature page hereto in connection with the securities offering by the Company in an aggregate principal amount of up to $1,300,000, pursuant to the terms of the Subscription Agreements (the "Subscription Agreements") between the Company and each holder of the Notes (each, a "Holder").

(a) Maturity Date

The maturity date will be October 28, 2033, which is ten years from the Offer Close Date (the "Maturity Date").

(b) Interest

The cash interest rate on the Notes is 5.0% per annum until the Maturity Date, calculated based on a 365-day year for the actual number of days elapsed. Interest will begin to accrue on the Notes starting on the Effective Date until the Notes are paid in full, subject to an Optional Redemption or Mandatory Repurchase or on the Maturity Date.

(c) Payment of Principal and Interest

All accrued and unpaid interest and principal will be paid on the Maturity Date.

Interest will be paid to the Holder by the close of business immediately preceding the relevant interest payment date, if any, or immediately prior to the Maturity Date. If any interest payment date, the maturity date or any earlier Optional Redemption or Mandatory Repurchase of a Note falls on a day that is not a Business day, the required payment will be made on the next succeeding Business day with the same force and effect as if made on such scheduled payment date and no interest on such payment will accrue in respect of the delay.

(d) Optional Redemption and Mandatory Repurchase

Prior to the Maturity Date the Company may, at its option, prepay the principal amount of the Notes in whole or in part (an "Optional Redemption"). The Company will use commercially reasonable efforts to provide written notice to the Holder at least ten (10) Business Days prior to any Optional Redemption.

Prior to the Maturity Date the Company shall prepay the principal amount of the Notes in whole (a "Mandatory Repurchase") as set forth below upon any Event of Default (as defined below).
With respect to any Optional Redemption or Mandatory Repurchase, the Company shall pay the sum of (i) 100% of the principal amount subject to such Optional Redemption or Mandatory Repurchase;

plus (ii) all accrued and unpaid interest on such principal amount, up to, but excluding, the redemption date.

(e) Application of Payments

The Company shall pay all amounts due on the Notes in lawful money of the United States of America, in immediately available funds, at the place as the Noteholder may designate from time to time in writing to the Company or as specified in a subsequent notice. All payments shall be applied (i) to the Notes pro rata, based on the aggregate principal balance of all outstanding Notes, and (ii) with respect to each Note, first to interest due, and then to principal.

(f) All Payments on Business Days; Payments to Holder on Record Date

If the Maturity Date or the date of any Optional Redemption or Mandatory Repurchase falls on a day that is not a Business Day, the required payment shall be made on the next succeeding Business Day.

All payments shall be made to the Holder on the Record Date with respect to such payment, as reflected on the books and records of the Company.

As used herein, "Record Date" means, with respect to the due date of any payment (whether or not it is a Business Day), the Business Day that is five (5) Business Days prior to such due date.

(g) Ranking

The Notes will be our unsecured obligations and will rank:

- Senior in right of payment to all indebtedness that is expressly subordinated in right of payment to the Notes;

- Equal in right of payment to all unsecured indebtedness that is not so subordinated;

- Effectively junior to any secured indebtedness; and

- Structurally junior to all indebtedness and other liabilities of the Company's future subsidiaries (including trade payables).

(h) Subordination

All of the Holders' rights to payment of principal and interest are subordinated to the obligations of the Company under any other present or future indebtedness, including the indebtedness to be evidenced by the Predevelopment Loan to the Company by the City of Berkeley in the amount of $1,000,000 (the "Loan"). No payments of principal or interest will be paid by the Company on the Notes to any Holder if any of the Company's obligations under the Loan or any other indebtedness are past due.

(i) Unsecured

The Notes are unsecured, which means that there is no specific collateral to which investors would have recourse to in the event that the Company is unable to meet its payment obligations but rather is a general obligation of the business of NCLT.

(j) NCLT's Sources of Funds to Make Payments on the Notes

Payments on the Notes will be made from NCLT's revenue as a whole and not based on revenue from any single project. NCLT's primary revenue generating lines of business are as follows:

- Owning and operating affordable housing and receiving related rent;

- Leasing the ground underneath affordable housing owned by individual households or communities of households;

- Securing grants to provide programs that support the households and communities housed and impacted by its real estate portfolio; and

- Providing technical and consulting services to similarly aligned existing and emerging nonprofit housing organizations on a fee basis.

(k) Events of Default

The occurrence of any of the following events constitutes an event of default (an "Event of Default"): (i) the Company has breached a covenant in any material respect, and such breach remains uncured for thirty (30) days; (ii) the Company is adjudicated bankrupt or insolvent under the federal bankruptcy laws or any similar jurisdiction; or (iii) the Company has instituted proceedings to be adjudicated as a voluntary bankruptcy or file a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or makes an assignment for the benefit of creditors.

2. Voting Rights and Limitations

The Noteholders are not entitled to vote on any matters pertaining to the Company.

3. Modification of Terms

The terms of the security cannot be modified solely by the Company once the Notes are issued to Noteholders. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering has passed the Offer Close Date, the Issuer cannot modify the terms. See **Appendix 1** for more information.

4. Restrictions on Transfer

The Company requires written consent in advance of any transfer whether in the first year or thereafter. See **Appendix 1**. See the Subscription Agreement in **Appendix 3** for additional information.

B. Other Outstanding Securities

1. Other Classes of Securities

There are no other securities that have been issued by the Company.

2. Limitation and Dilution of Rights

The rights of the Notes being offered may not be materially limited by the rights of any other security or class of security of the Company except if the Company issues additional Notes in the future, which will not change the rights of the Noteholders but may reduce the availability of cash to meet its obligations under the Notes. For the avoidance of doubt, in reference to the SEC Form C request "Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company?", the Company attests that there are no differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company.

3. Other Differences Among Classes of Securities

The Company expects that each class of security authorized and/or issued by the Company will have different rights and/or preferences. As discussed above, the Notes are senior or pari passu to other existing, and potentially future, debt securities and have no voting rights. In addition, the Notes evidence a fixed-debt obligation, as opposed to an equity interest, and therefore do not provide the Noteholders with a right to participate in the growth of the Company or to otherwise receive any distributions from the Company's profits.

4. Rights of Principal Shareholders

NCLT is a nonprofit corporation and accordingly does not have any equity holders.

C. Valuation of Securities Being Offered

The Notes are a debt instrument and are valued based upon estimates of future payments of principal and interest.

D. Outstanding Indebtedness

As an affordable housing provider, the Company has the following outstanding material debts.

Table 1. Material indebtedness of the Issuer as of June 30, 2023

Current Balance	Interest Rate	Maturity Date	Collateral
$1,144,393	4.1%	10/02/29	10th Street, Berkeley
$935,309	4.7%	10/29/24	Shattuck Avenue, Berkeley*
$747,681	3.8%	10/01/27	Hilton Street, Oakland
$664,529	4.8%	04/16/24	61st Street, Oakland
$488,000	4.0%	04/14/22	Estates Avenue, Pinole**
$485,852	2.8%	05/26/50	NCLT assets/recourse***
$437,169	5.1%	02/05/27	California Street, Berkeley
$355,035	6.0%	01/01/44	36th Street, Oakland
$279,000	4.4%	TBD	Hearst Avenue, Berkeley
$122,565	6.0%	05/01/25	Shattuck Avenue, Berkeley
$119,783	5.2%	01/05/27	Blake Street, Berkeley
$112,350	4.5%	03/26/24	Green Street, East Palo Alto
$102,368	0.0%	05/25/37	Haste Street, Berkeley
$83,919	5.5%	04/15/25	Haste Street, Berkeley
$24,100	0.0%	02/05/27	California, Berkeley
$19,959	0.0%	01/05/27	Blake Street, Berkeley

$6,122,011

Please note that that indebtedness marked with an (*) is the mortgage that the Company intends to take out with proceeds from this Offering. The payment plan for the indebtedness marked with a double (**) asterisk is currently being negotiated with the lender.

The indebtedness marked with a triple (***) asterisk refers to debt from the US Small Business Administration. The indebtedness marked with a triple (***) asterisk refers to COVID disaster assistance from the US Small Business Administration. The Company received assistance in 3 forms:

1. **COVID-EIDL:** In May 2020, the Company received loan proceeds of $150,000.00 (COVID-EIDL), which was subsequently amended pursuant to an Amended Loan Authorization and Agreement for an amount of $500,000.00, under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") Emergency Individual Disaster Loan (EIDL) program evidenced by a promissory note, dated May 20, 2020, and amended by the 1st Modification of Note on July 3, 2021. The note matures on May 26, 2050, and bears interest at a fixed rate of 2.750% per annum and is subject to the COVID-EIDL non-profit standard terms and conditions which include certain deferral, hardship and refinance options.

2. **PPP 1:** In May of 2020 the Company received $78,002.50 pursuant to the Paycheck Protection Program ("PPP"), in the form of a second promissory note , dated April 14th, 2020, and forgiven in its entirety on May 14th, 2021 under the provisions of Section 7(a)(36) and Section 7A of the Small Business Act as amended by Section 1106 of the CARES Act, which provide for forgiveness when used for qualifying expenses as described in the CARES Act.

3. **PPP2:** In Jan 2021 the Company received $116,917.00 pursuant to the Paycheck Protection Program ("PPP"), in the form of a second promissory note , dated Jan. 28th, 2021, and forgiven in its entirety on October 5th, 2021 under the provisions of Section 7(a)(36) and Section 7A of the Small Business Act as amended by Section 1106 of the CARES Act, which provide for forgiveness when used for qualifying expenses as described in the CARES Act.

As an affordable housing provider, the Company has the following contingent municipal debt with certain municipalities:

Balance at FY2022 End	Interest Rate	Maturity Date	Municipality/ Type of Loan	Collateral
$969,692	3.0%	09/01/72	City of Berkeley/ Residual Receipt Loan	Scattered Sites Renovation Projects
$600,000	0.0%	04/25/74	City of Oakland/ Residual Receipt Loan	Hilton Street, Oakland
$154,000	6.0%	09/25/30	City of Berkeley	Haste Street, Berkeley
$135,000	6.0%	04/30/25	City of Berkeley	Shattuck Avenue, Berkeley
$4,500	0.0%	*	Alameda County Lead Poisoning Prevention Program Loan	Estates Avenue, Pinole**
$14,300	0.0%	*	Alameda County Lead Poisoning Prevention Program Loan	Shattuck Avenue, Berkeley
$12,600	0.0%	*	Alameda County Lead Poisoning Prevention Program Loan	36th Street, Oakland
$74,719	6.0%	**	City of Berkeley	Haskell Street, Berkeley
$440,000	3.0%	03/16/42	California Housing Rehabilitation Program	Baker Street, San Francisco
$2,400,000	3.0%	08/17/75	City of Oakland	Hilton Street, Oakland
$44,076	4.0%	01/05/27	City of Berkeley	10th Street, Berkeley
$231,616	0.0%	01/05/27	City of Oakland	36th Street, Oakland
$1,201,803			Accrued Interest	

$6,281,803

* Due at sale, conveyance, assignment, hypothecation, or any transfer to any other parties.

** $29,180 is payable upon the initial sale of the housing units and the remaining $50,000 will be forgiven by the City upon the initial sale of housing units.

E. Other Exempt Offerings

The Company has not conducted any other exempt offerings within the past three years.

F. Related Party Transactions

The Company has no related party transactions.

VI. Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT CONTAINED IN THIS SECTION, INCLUDING STATEMENTS REGARDING OUR FUTURE RESULTS OF OPERATIONS OR FINANCIAL CONDITION, BUSINESS STRATEGY AND PLANS, AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS, ARE FORWARD-LOOKING STATEMENTS. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BECAUSE THEY CONTAIN WORDS SUCH AS "ANTICIPATE," "BELIEVE," "CONTEMPLATE," "CONTINUE," "COULD," "ESTIMATE," "EXPECT," "HOPE," "INTEND," "MAY," "MIGHT," "OBJECTIVE," "ONGOING," "PLAN," "POTENTIAL," "PREDICT," "PROJECT," "SHOULD," "TARGET," "WILL," OR "WOULD" OR THE NEGATIVE OF THESE WORDS OR OTHER SIMILAR TERMS OR EXPRESSIONS. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

A. Operating History

Incorporated on 14 November 1973, the NCLT is a nonprofit that incubates, provides, & supports permanently affordable, green ownership housing for low-income households, transforming housing as a building block of local community autonomy and agency. For fifty years, NCLT has provided permanently affordable housing for low-income households, households who primarily represent marginalized groups.

Currently, NCLT manages 112 housing units (both rental and ownership units) across 21 projects in the San Francisco Bay area, provides support for residents to become leaders and stewards of housing in their communities, helps shape strategic public policy from time to time, operates a down payment assistance program for prospective homeowners, advises and incubates other CLTs, and partners with other community organizations and municipalities to provide permanently affordable housing.

B. Current Condition and Historical Results

NCLT's primary revenue generating lines of business are as follows:

1. Owning and operating affordable housing and receiving related rent;
2. Leasing the ground underneath affordable housing owned by individual households or communities of households;
3. Securing grants to provide programs that support the households and communities housed and impacted by its real estate portfolio; and
4. Providing technical and consulting services similarly aligned existing and emerging nonprofit housing organizations on a fee basis.

Please note that during the past two years, the COVID-19 pandemic has meaningfully impacted NCLT's lines of business. First, until recently, the state and municipalities in which NCLT primarily operates enacted rent moratoriums to protect tenants who cannot pay rent from being evicted by landlords. During the pandemic and until recently, the state set up Emergency Rental Assistance Programs ("ERAPs") to provide certain impacted households with emergency rental assistance to cover monthly rent payments. Last year, the ERAP program in Alameda County (City of Oakland and City of Berkeley are part of Alameda) ceased operations; however, the eviction moratoriums in these jurisdictions were in place until recently. Therefore, there was a meaningful time period during which certain households could not make rental payments and NCLT had limited authority to insist on rental payments. Furthermore, because it goes against NCLT's mission to evict disadvantaged households without an alternative housing option, there currently are households in NCLT's communities who have not made rent payments for years.

Second, during approximately the same period, like many organizations during this time NCLT experienced significant turnover in staff, altering how the organization functions. Notably, NCLT's Executive Director for the past 20 years, Ian Winters, recently stepped down.

Third, during the past five years, the pace for acquisitions increased significantly, and NCLT acquired its two largest projects—both acquisition-rehabilitation properties, through anti-displacement initiatives. These two projects are currently in the pre-development stage. Due to cost escalations and investigative work that found the list of necessary repairs greater than anticipated at acquisition, NCLT is in the process of securing additional municipal funding from the City of Oakland and the City of Berkeley. NCLT anticipates that these municipalities will structure their "soft" loans as contingent liabilities, with terms of 55 years or greater and with repayment terms based on a percentage (typically 50%) of residual receipts. This is a common financing structure to facilitate LMI housing projects. Under these structures, the borrower is required to provide debt service payments only if rents are sufficient to pay operating expenses and debt service on senior loans. What remains are "residual receipts". While the details of the loans are still under negotiation, NCLT anticipates that the municipalities will require subordination of Offering Notes to their loans.

Fourth, during the past two years, NCLT has embarked upon the Project, boosted by the award of the CEC predevelopment grant. While NCLT has other ownership projects, this is NCLT's first ground-up development project.

Predictively, these four circumstances have impacted NCLT's operational revenue—nonetheless, NCLT has been able to service debt on its operational portfolio without triggering existing debt service ratio covenants.

Historical results and cash flows as representative of what investors should expect in the future.
For its operating portfolio, NCLT intends to continue using rent to operate.

For its development projects, NCLT intends to continue seeking sufficient capital [in the form of grants and loans] to push projects from development into the construction phase. Notably, NCLT has three rehabilitation projects under active development. All three require additional capital before moving into construction. In addition, NCLT has three other rehabilitation projects (two relatively large projects, described above, and one minor project) that are the cusp of entering into the development phase; however, all three require additional capital and staffing before proceeding. Project 2030, NCLT's initiative to electrify its entire portfolio by 2030, will require additional capital; however, this initiative is still in its initial planning stages. Any of these projects may require additional funds from NCLT to move forward, which may impact NCLT's ability to make payments of principal and interest on the Notes.

Currently, NCLT's incubation projects, including Vallejo CLT and Artist Space Trust, primarily rely on outside capital sources. NCLT's incubation projects have limited access to additional funds and resources from NCLT and any revenues from the incubation projects are used solely to continue funding those projects

NCLT intends to use proceeds from this Offering to consolidate site control and to continue predevelopment activities for the Project. Proceeds will be used to take out the current senior mortgage held by a regional bank on NCLT's headquarters located at 3120-3130 Shattuck Avenue, Berkeley, CA 94705, which is also the site of the Project. The current lender is unwilling to meet requirements under the City of Berkeley's predevelopment loan agreement—namely, by allowing NCLT to secure its obligation to repay the Loan by executing a Deed of Trust, recording the Deed of Trust in the Official Records, and including in the Deed of Trust a provision evidencing a use covenant that restricts the use of site for the Project to affordable housing consistent with the City's Local Loan Funds requirements. Therefore, this Offering will allow NCLT to access the Loan, approved by the Berkeley City Council on June 13, 2023, to continue developing the Project.

1. Statement on Liquidity. Comment on any expected challenges.

What is your company's liquidity position? (e.g. cash, assets, etc.)

According to NCLT's FY 2022 audited balance sheet statement, as of June 30, 2022, NCLT had $1,792,029 in current assets. This includes $590,640 in cash, $316,272 in restricted cash, $523,725 in accounts receivable, $331,080 in employee retention credits receivable, and $30,312 in other current assets. Every month, NCLT receives rental income from affordable housing and nonprofit commercial properties, lease income from ground leases it holds, and reimbursements from residents and tenants for utilities and other services.

How fast will the Company use its current cash resources?

Some of the Company's current cash resources are restricted and must be used for certain ongoing operations. For example, every month, NCLT has to pay operating expenses at each property it owns and pay for Company-level expenses such as payroll. In addition, there are rehabilitation project expenses, which are tied to specific capital sources. Each month, NCLT receives rent from households, commercial tenants, and ground leases and reimbursement for certain utilities. In all, NCLT expects to expend cash resources but also increase cash resources to offset expenditures. According to FY 2022 (year ending June 30, 2022) statements, NCLT received $4,004,664 in revenue ($1,827,329 in grants and contributions, $12,798 in interest income, $1,212,716 in rental income, $20,287 in land leases, and $930,932 in other income) and had $2,457,490 in expenses ($2,056,059 in program services expenses, $390,077 in management and general expenses, and $11,354 in fundraising expenses). The net sum of revenues and expenses was $1,547,174.

How will funds from this raise affect your liquidity position?

The raise could improve NCLT's liquidity position in two ways. First, because debt service on the Project site will be accrued rather than paid on an ongoing basis (as is the case with the loan being replaced by the proceeds of the Notes sold through this Offering), the cash that would have been used for debt service could be used for other purposes. Second, because NCLT intends to use proceeds from this Offering to take out the current lender for the NCLT headquarters, which is also the Project site, NCLT anticipates that it will be able to make draws on the Loan, which will enable NCLT to progress with predevelopment activity on the Project.

2. Statement on Capital Resources. Comment on any expected challenges.

What capital resources do you have—or expect to have—available? (e.g. debt financing, grants, investments, etc)

For its operating portfolio, NCLT intends to continue using collected rents, fees, and reimbursements to operate. As discussed earlier, NCLT generates revenue by owning and operating affordable housing and receiving related rent, leasing the ground underneath affordable housing owned by individual households or communities of households, securing grants to provide programs that support the households and communities housed and impacted by its real estate portfolio, and providing technical and consulting services to similarly aligned existing and emerging nonprofit housing organizations on a fee basis. NCLT also intends to seek grants, which it has done in the past, to supplement its operating revenue to manage its portfolio. NCLT also intends to refinance certain assets to access additional sources of capital—similar to the situation with the Project.

Is the Company dependent on the capital resources described above?
Yes, NCLT is dependent on the capital resources described above to support its existing projects and its growth.

3. Statement on Historical Results of Operations

Table 2. Statement of Financial Position, FY 2022 and FY 2021 (From NCLT's FY 2022 Audited Financials)

STATEMENT OF FINANCIAL POSITION	FY 2022 (06/30/22)	FY 2021 (06/30/21)
ASSETS		
Current assets		
Cash	$590,640	$494,912
Restricted cash	$316,272	$299,001
Accounts receivable	$523,725	$165,027
Employee retention credits receivable	$331,080	$0
Other current assets	$30,312	$24,677
Total current assets	**$1,792,029**	**$983,617**
Property & equipment, net of accumulated depreciation	$12,146,695	$11,482,590
Contribution receivable	$1,080,000	$0
Notes receivable	$605,393	$639,861
Total assets	**$15,624,117**	**$13,106,068**
LIABILITIES & NET ASSETS		
Current Liabilities		
Accounts payable	$52,442	$16,867
Current portion of long-term debt	$282,000	$282,000
Tenant security deposits, and other liabilities	$229,739	$264,337
Total current liabilities	**$564,181**	**$563,204**
Long-term debt, net of current portion	$6,836,663	$6,219,378
Contingent municipal debt payable and accrued interest	$6,281,803	$5,912,187
Pre-petition debt payable	$39,839	$56,842
Total liabilities	**$13,722,486**	**$12,751,611**
Net assets		
Without donor restrictions	$735,574	$324,833
With donor restrictions	$1,166,057	$29,624
Total Net Assets	$1,901,631	$354,457

STATEMENT OF FINANCIAL POSITION	FY 2022 (06/30/22)	FY 2021 (06/30/21)
Total Liabilities & Net Assets	**$15,624,117**	**$13,106,068**

Table 3. Statement of Activities and Net Assets, FY 2022 and FY 2021 (From NCLT's FY 2022 Audited Financials)

STATEMENT OF ACTIVITIES AND NET ASSETS	FY 2022 (06/30/22)	FY 2021 (06/30/21)
Public support and revenue		
Grants and contributions	$1,827,929	$561,548
Interest income	$12,798	$13,436
Rental income	$1,212,718	$1,100,915
Land leases	$20,287	$20,474
Other	$930,932	$356,029
Net assets released from restrictions	$0	$0
Total public support and revenue	**$4,004,664**	**$2,052,402**
Expenses		
Program services	$2,056,059	$1,487,459
Management and general	$390,077	$217,420
Fundraising	$11,354	$0
Total expenses	**$2,457,490**	**$1,704,879**
Change in net assets	$1,547,174	$347,523
Net assets (deficit), beginning	$354,457	$6,934
Net assets (deficit), ending	**$1,901,631**	**$354,457**

Table 4. Statement of Cash Flows, FY 2022 and FY 2021 (From NCLT's FY 2022 Audited Financials)

STATEMENT OF CASH FLOWS	FY 2022 (06/30/22)	FY 2021 (06/30/21)
Cash flows from operating activities		
Increase in net assets	$1,547,174	$347,523
Items not requiring cash:		
Depreciation	$184,823	$149,132
(Increase) decrease in:		
Accounts and contributions receivable	($1,438,698)	($84,893)
Employee retention credits receivable	($331,080)	$0

STATEMENT OF CASH FLOWS	FY 2022 (06/30/22)	FY 2021 (06/30/21)
Other current assets	($5,635)	($11,014)
Notes receivable	$34,468	$2,740
Increase (decrease) in:		
Accounts payable	$35,575	($19,594)
Tenant security deposits and other liabilities	($34,598)	$114,533
Other current liabilities	($17,003)	$0
Cash provided by operating activities	**($24,974)**	**$498,427**
Cash Flows from investing activities		
Purchase of property and equipment	($739,201)	($452,282)
Cash used in investing activities	**($739,201)**	**($452,282)**
Cash Flows from financing activities		
Increase in long-term debt	$733,315	$116,917
Principal payments of long-term debt	($108,843)	($104,295)
PPP loan forgiveness	($116,914)	$0
Change in municipal debt	$369,616	($28,777)
Cash provided in financing activities	**$877,174**	**($16,155)**
Increase in cash	$112,999	$29,990
Cash and restricted cash, beginning	$793,913	$763,923
Cash and restricted cash, ending	**$906,912**	**$793,913**

Discuss the above financial results for the two years. Comment on if investors should expect similar or different results in the future

For future financial statements, NCLT expects completed rehabilitation projects to impact the balance sheet by contributing to increased revenue. If the Project breaks ground, NCLT expects this project could also positively impact the balance sheet and, post completion, increase revenue by providing additional revenue. If successful in this Offering, NCLT intends to use the majority of funds raised to take out the current mortgage for the Project site, potentially unlocking a pathway for NCLT to execute the Loan which would allow NCLT to direct operating revenue towards operating expenses versus towards project development.

Discuss any known material changes or trends in the financial condition and results of operations

As disclosed earlier in this document, there are near term cash flow challenges stemming from the Project and other development projects in the pipeline. At this time, NCLT is not aware of any other issues that will cause material changes or trends in the financial condition and results of operations.

Financial Milestones. Provide upcoming Yearly or Quarterly targets and metrics.

If successful in this Offering, NCLT intends to use a majority of funds raised to take out the current mortgage for the Project site. If successful, this will enable a pathway for NCLT to execute the Loan. NCLT intends to draw on the Loan for the following activities:

- Pay an estimated $630,000 in incurred consultant fees for the Design Development phase services for the Project;
- Pay an estimated $100,000 in incurred and future NCLT staffing costs for project-related time spent on the Project; and
- Leverage remaining capital to secure additional funds by the end of 2023 needed to complete the Construction Documents phase of predevelopment.

Is the Company's viability dependent on the Offering?

The Company's viability is not dependent on the Offering. As discussed above, NCLT has a number of revenue sources outside of the expected revenue from the Project. Additionally, the Company expects to utilize a number of funding sources for the Project. This Offering, however, will help with the predevelopment phase for the Project and will accelerate the Company's ability to obtain the Loan.

When does the Company's Fiscal Year end?

The Company's fiscal year ends on June 30.

E. Certification

Haynie & Company provided an independent auditor's report to certify that the financial statements of The Northern California Land Trust, Inc. included in this Form are true and complete in all material respects. See Appendix 2.

F. Additional Information

1. Involvement in Legal and Regulatory Proceedings

The Issuer is not subject to any disqualification events specified in § 227.503(a).

2. Other Material Information

Currently, NCLT is seeking a new, permanent Executive Director to head the organization. As the head of the organization, the Executive Director has a significant role in shaping the direction, priorities, and culture of the organization. Currently, an Interim Executive Director is heading the organization. NCLT expects to make a decision on the Executive Director position before the end of 2023. NCLT expects whoever is selected will have a meaningful impact on the organization.

Appendix 1 - Important Information About the Crowdfunding Process

Prospective investors should read carefully.

A. Delivering Securities to Noteholders

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

B. Ongoing Reporting Requirements

The Company will file a report with the Commission annually and post the report on its website (see "The Company"), no later than 120 days after the end of each fiscal year covered by the report. The issuer may terminate this reporting obligation in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). Eligibility for termination occurs when one of the below conditions is met:

1. The issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d));
2. The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidates or dissolves its business in accordance with state law.

C. Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. The Success Fee to Raise Green (which ranges between 1.1% on the Target Offering Amount and up to 4.2% for the Maximum Offering Amount) was established to compensate for Raise Green's services to bring the transaction to market, and motivate the offering to reach the Company's Maximum Offering Amount. Because of the complexity of the transaction, it was important to structure the fee to simultaneously capture that with a fee that is higher than that for typical mortgage transaction costs, and to limit the fee on the upper end so that it is not dramatically higher than typical transaction fees. The Success Fee will be calculated on the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company. Raise Green earns a flat platform fee of $1,000, and if the Company submits an amendment to this Form C, called a Form C-A, an additional $1,000.

D. Investing Process

To invest in an offering, investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. Please see more information available in the Raise Green educational materials (FAQ).

After you select to invest on the Raise Green investor marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Private Securities, an independent escrow facilitator, during the Raise.

1. Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as **Appendix 1** to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

2. Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the Offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's

Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

3. Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Offer Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

4. Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Offer Close Date) of the Offering period. The Offer Close Date can be found in the Offering materials and on the Issuer's Offering page on the Raise Green portal. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Offer Close Date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive securities in exchange for his or her investment.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green Account and navigate to your portfolio. Identify the transaction you would like to cancel, and click cancel. If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

5. Early Close, "Rolling" Close, and Material Changes

Raise Green, as the intermediary conducting the Offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the Offering at an earlier date i.e., an "Early Close". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 Business Days before the Early Close date (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "Rolling Close", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the previous Rolling Close date, the Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from North Capital Private Securities, the escrow facilitator.

Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) Business Days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) Business Days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

6. Oversubscribed

If the Offering is oversubscribed, e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Securities once the Company has received subscriptions for the maximum amount of the Offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

7. Restrictions on Transfer of the Securities Being Offered Within the First Year

The Company requires written consent in advance of any pledge, resale or transfer whether in the first year or thereafter. The Subscription Agreement outlines this process.

As provided for in Section 227.501 of Regulation Crowdfunding, the securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Noteholder thereof shall give notice to the Company of such Noteholder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Noteholder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the Noteholder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Noteholder to the Company.

Appendix 2 - Financial Statements

Financial Statements

The Northern California Land Trust, Inc.

June 30, 2022
(With Summarized Comparative Totals for 2021)

THE NORTHERN CALIFORNIA LAND TRUST, INC.

CONTENTS



Haynie & Company
(a professional corporation)

Certified Public Accountants and Management Consultants
4910 Campus Drive, Newport Beach, California 92660-2118   (949) 724-1880   FAX (949) 724-18

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
THE NORTHERN CALIFORNIA LAND TRUST, INC.
Berkeley, California

Opinion

We have audited the accompanying financial statements of The Northern California Land Trust, Inc. (the "NCLT"), a non-profit organization, which comprise the statement of financial position as of June 30, 2022, and the related statements of activities, functional expenses, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the changes in its net assets and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Associated Offices
in Salt Lake City and
Ogden, Utah, and
Denver, Colorado

A member of PrimeGlobal (formerly the International Group of Accounting Firms)
USA • Canada • Worldwide

PrimeGlobal

Independent Auditor's Report
Page Two

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Independent Auditor's Report
Page Three

Report on Summarized Comparative Information

We have previously audited the NCLT's 2021 financial statements, and we expressed an unmodified audit opinion on those audited financial statements in our report dated February 17, 2023. In our opinion, the summarized comparative information presented herein as of and for the year ended June 30, 2021, is consistent, in all material respects, with the audited financial statements from which is has been derived.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplementary information shown on page 35 is presented for purposes of additional analysis and is not a required part of the financial statements.

The accompanying supplementary information shown on page 35 is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the accompanying supplementary information shown on page 35 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Other Reporting Required by *Government Auditing Standards*

In accordance with *Government Auditing Standards* , we have also issued our report dated April 12, 2023, on our consideration of the Northern California Land Trust Inc.'s internal control over financial reporting and on our tests of its compliance with certain provisions of laws, regulations, contracts, grant agreements and other matters. The purpose of that report is solely to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on the effectiveness of Northern California Land Trust Inc.'s internal control over financial reporting or on compliance. That report is an integral part of an audit performed in accordance with *Government Auditing Standards* in considering Northern California Land Trust Inc.'s internal control over financial reporting and compliance.

Haynie & Company

April 12, 2023
Newport Beach, California

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Statement of Financial Position
June 30, 2022
(With Summarized Comparative Totals for 2021)

ASSETS		2022		2021
Current assets:				
Cash	$	590,640	$	494,912
Restricted cash		316,272		299,001
Accounts receivable		523,725		165,027
Employee retention credits receivable		331,080		-
Other current assets		30,312		24,677
Total current assets		1,792,029		983,617
Property and equipment, net of accumulated depreciation		12,146,695		11,482,590
Contribution receivable		1,080,000		-
Notes receivable		605,393		639,861
Total assets	$	15,624,117	$	13,106,068
LIABILITIES AND NET ASSETS				
Current liabilities:				
Accounts payable	$	52,442	$	16,867
Current portion of long-term debt		282,000		282,000
Tenant security deposits, and other liabilities		229,739		264,337
Total current liabilities		564,181		563,204
Long-term debt, net of current portion		6,836,663		6,219,378
Contingent municipal debt payable and accrued interest		6,281,803		5,912,187
Pre-petition debt payable		39,839		56,842
Total liabilities		13,722,486		12,751,611
Net assets:				
Without donor restrictions		735,574		324,833
With donor restrictions		1,166,057		29,624
Total net assets		1,901,631		354,457
Total liabilities and net assets	$	15,624,117	$	13,106,068

See independent auditor's report and notes to financial statements.

6

NORTHERN CALIFORNIA LAND TRUST, INC.
Statement of Activities and Net Assets
For the Year Ended June 30, 2022
(With Summarized Comparative Totals for 2021)

	Without Donor Restrictions	With Donor Restrictions	Total 2022	2021
Public support and revenue:				
Grants and contributions	$ 237,402	$ 1,590,527	$ 1,827,929	$ 561,548
Interest income	12,798	-	12,798	13,436
Rental income	1,212,718	-	1,212,718	1,100,915
Land leases	20,287	-	20,287	20,474
Other	930,932	-	930,932	356,029
Net assets released from restrictions	454,094	(454,094)	-	-
Total public support and revenue	2,868,231	1,136,433	4,004,664	2,052,402
Expenses:				
Program services	2,056,059	-	2,056,059	1,487,459
Management and general	390,077	-	390,077	217,420
Fundraising	11,354	-	11,354	-
Total expenses	2,457,490	-	2,457,490	1,704,879
Change in net assets	410,741	1,136,433	1,547,174	347,523
Net assets (deficit), beginning	324,833	29,624	354,457	6,934
Net assets (deficit), ending	$ 735,574	$ 1,166,057	$ 1,901,631	$ 354,457

See independent auditor's report and notes to financial statements.

7

NORTHERN CALIFORNIA LAND TRUST, INC.
Statement of Functional Expenses
For the Year Ended June 30, 2022
(With Summarized Comparative Totals for 2021)

	Program Services	Support Services Management	Support Services Fund-raising	Total 2022	Total 2021
Bad debt expense	$ 339	$ -	$ -	$ 339	$ 22,020
Bank fees	134	2,135	-	2,269	764
Computer expense	2,753	16,140	-	18,893	12,205
Depreciation expense	184,823	-	-	184,823	149,132
Dues and subscriptions	13,530	1,750	-	15,280	18,734
Insurance	84,605	17,398	-	102,003	86,748
Interest	389,222	799	-	390,021	336,560
License fees	350	1,802	-	2,152	1,004
Marketing and communication	2,460	2,599	-	5,059	3,921
Office expense	32,088	2,820	352	35,260	28,961
Payroll expenses and benefits	839,186	293,194	11,002	1,143,382	690,492
Professional fees	232,257	42,352	-	274,609	122,941
Property taxes	91,471	138	-	91,609	54,027
Repairs and maintenance	83,717	785	-	84,502	72,160
Rental expense	5,577	484	-	6,061	9,972
Telephone expense	433	4,590	-	5,023	2,887
Travel	1,949	686	-	2,635	1,296
Utilities	89,165	2,065	-	91,230	87,415
Reconciling items	2,000	340	-	2,340	3,640
Total expenses	$ 2,056,059	$ 390,077	$ 11,354	$ 2,457,490	$ 1,704,879

See independent auditor's report and notes to financial statements.

8

NORTHERN CALIFORNIA LAND TRUST, INC.
Statement of Cash Flows
For the Year Ended June 30, 2022
(With Summarized Comparative Totals for 2021)

	2022	2021
Cash flows from operating activities:		
Increase in net assets	$ 1,547,174	$ 347,523
Items not requiring cash:		
Depreciation	184,823	149,132
(Increase) decrease in:		
Accounts and contributions receivable	(1,438,698)	(84,893)
Employee retention credits receivable	(331,080)	-
Other current assets	(5,635)	(11,014)
Notes receivable	34,468	2,740
Increase (decrease) in:		
Accounts payable	35,575	(19,594)
Tenant security deposits and other liabilities	(34,598)	114,533
Other current liabilities	(17,003)	-
Cash provided by operating activities	(24,974)	498,427
Cash flows from investing activities:		
Purchase of property and equipment	(739,201)	(452,282)
Cash used in investing activities	(739,201)	(452,282)
Cash flows from financing activities:		
Increase in long-term debt	733,315	116,917
Principal payments of long-term debt	(108,843)	(104,295)
PPP loan forgiveness	(116,914)	-
Change in municipal debt	369,616	(28,777)
Cash provided by financing activities	877,174	(16,155)
Increase in cash	112,999	29,990
Cash and restricted cash, beginning	793,913	763,923
Cash and restricted cash, ending	$ 906,912	$ 793,913

See independent auditor's report and notes to financial statements.

9

69

NORTHERN CALIFORNIA LAND TRUST, INC.
Statement of Cash Flows
For the Year Ended June 30, 2022

Supplemental cash flow information:

Cash paid during the year for:

Interest expense	$ 390,021	$ 336,560
Income taxes	$ -	$ -

Supplemental disclosure of non-cash investing and financing activities:

Increase in property and equipment through debt financing:

City of Oakland, Hilton	$ -	$ 2,400,000
City of Berkeley	$ -	$ 44,076
Low income investment fund	$ -	$ 728,414
3269 Estate Avenue	$ -	$ 588,000
2207 Haste Street	$ 109,727	$ -

During the year ended June 30, 2022, the Company recognized a contribution receivable and related mortgage debt of $1,080,000 and $279,000 respectively

See independent auditor's report and notes to financial statements.

10

NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to June 30, 2022 Financial Statements
(With Summarized Comparative Totals for 2021)

1. **ORGANIZATION AND NATURE OF BUSINESS**

Northern California Land Trust, Inc. ("NCLT") is a California nonprofit 501c(3) community based organization dedicated to creating and preserving permanently affordable housing in the Community Land Trust (CLT) model for people with low to moderate incomes. The NCLT also provides technical assistance and outreach activities related to the CLT model throughout California, and, is a founding member of the California CLT Network.

Founded in 1973, NCLT has grown through the acquisition of property at below-market value and through resources provided by donations, grants and loans. These resources have been used to acquire, rehabilitate and maintain properties. Current properties include resident-controlled rental housing, Limited Equity Housing Cooperatives, Limited Equity condominiums, single-family homes, community gardens and affordable office space for various nonprofit organizations and small community businesses.

Major funders of permanently affordable projects have included the following: The City of Berkeley has provided substantial HTF (Housing Trust Fund) funds as development loans and grants to ensure that Berkeley properties remain permanently affordable; the City of Oakland; the state of California's Cal-Home Down Payment Assistance program; and grants from foundations, businesses, and private donors to ensure permanently affordable housing.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES**

Accrual basis

The accrual method of accounting is used to reflect income as earned and expenses as incurred. Income on sales of property acquired for improvements is recognized only upon the sale of the property. Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. Income from subsidiary development projects extending 3 or more years is received on a percentage of completion basis, and recognized upon sale of the individual units.

Grants - debt forgiveness and deferred contingent loans

As further described in note 9, the payment terms of certain notes payable permit deferral of interest payments until the sale of all housing units that collateralize the note and, in some instances, certain notes may provide for forgiveness of all or some combination of principal and deferred interest payments conditioned upon the final sale of all housing units to eligible buyers as defined in the loan agreements. Once these conditions have been satisfied, any forgiveness of principal and deferred interest payments is reported as grants - debt and interest forgiveness in the statement of activities.

11

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

Other municipal notes provide for deferral of interest and principal so long as the affordability covenants of the notes payable continue to be enforced by the NCLT. A noncash expense is shown in the profit and loss statement under "interest - municipal corporations" and is accrued to the balance sheet under "Accrued Interest - Municipal Corporations." These amounts would come payable only in the unlikely event of the subject properties sale at market rate, the breach of the affordability covenants.

Use of estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Interest expense

The Organization capitalizes interest as a component of land and development costs. Interest paid on permanent portfolio properties is expensed and consists of both mortgage interest paid for notes described in note 8 and a liability for deferred contingent interest payable to municipal corporations described in note 9.

Cash and cash equivalents

Cash is defined as cash in demand deposit accounts as well as cash on hand. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and investments so near their maturity that the risk of changes in value due to changes in interest rates is negligible. These are generally investments with original maturity dates of three months or less. Not included as cash equivalents are funds restricted as to their use, regardless of liquidity or the maturity dates of investments.

Property held for resale

The Organization acquires property with the intent to renovate and sell the building and subsequent improvement to a separately organized cooperative or homeowner association, but retain title to the land in perpetuity. Income is recognized when a specific property is sold and only to the extent the net sales price, as regulated by various low-income housing regulatory guidelines, exceeds the acquisition cost plus improvements and interest of debt. Additionally, in instances where a qualified and eligible buyer cannot be located or if the development costs exceed the low-income housing selling price guidelines, the land and building are classified as property held for sale and are listed for sale in the open market.

NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to June 30, 2022 Financial Statements
(With Summarized Comparative Totals for 2021)

2. **SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)**

Impairment of long-lived assets

Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are held and used, an impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets are less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows, or internal and external appraisal, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value. No impairment losses were incurred during the year ended June 30, 2022.

Fair value of instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. NCLT determines the fair values of its assets and liabilities based on a fair value hierarchy that includes three levels of inputs that may be used to measure fair value.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that NCLT has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices that are observable for the asset of liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the assets or liability. Unobservable inputs reflect NCLT's own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include NCLT's own date.

Functional allocation of expenses

Directly identifiable expenses are charged to programs and supporting services. Expenses related to more than one function are charged to programs and supporting services on the basis of period of time and expense studies or on the basis of square footage. management and general expenses include those expenses that are not directly identifiable with any other specific function but provide for the overall support and direction of the NCLT.

13

NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to June 30, 2022 Financial Statements
(With Summarized Comparative Totals for 2021)

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

Accounts receivable

Accounts receivable consist of receivables from participating employers for employee benefits. Based on prior write-off history, overall economic conditions, and the current aging status of its participating employers, NCLT has established an allowance for doubtful accounts at a level considered adequate to cover anticipated losses on outstanding accounts receivable. No allowance was recorded at June 30, 2022.

Revenue recognition

A significant portion of NCLT's revenue is derived from local and state government contracts, grants, and rent which are conditioned upon certain performance requirements and or the incurrence of allowable qualifying expenses. Amounts received are recognized as revenue when NCLT has incurred expenditures in compliance with specific contract or grant provisions.

Financial statement presentation

The NCLT reports information regarding its financial position and activities according to two classes of net assets: those without donor restrictions and those with donor restrictions. Net assets, revenues, and gains and losses are classified based on the existence or absence of donor-imposed restrictions.

Net Assets Without Donor Restrictions are available for use at the discretion of the Board of Directors and/or management for general operating purposes.

Net Assets With Donor Restrictions result from contributions or other inflows of assets whose use by the NCLT is limited by donor-imposed restrictions that either expire with the passage of time or can be fulfilled and removed by actions of the NCLT pursuant to the restrictions. When a donor-specified restriction is fulfilled, net assets with donor restrictions are reclassified to net assets without donor restrictions and are reported in the Statement of Activities as net assets released from restrictions.

Promises to give

Contributions are recognized when the donor makes a promise to give to the NCLT that is, in substance, unconditional. Contributions that are restricted by the donor are reported as increases in net assets without donor restrictions if the restrictions expire in the fiscal year in which the contributions are recognized. All other donor-restricted contributions are reported as increases in net assets with donor restrictions depending on the nature of the restrictions. When a restriction expires, net assets with donor restrictions are reclassified to net assets without donor restrictions.

14

NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to June 30, 2022 Financial Statements
(With Summarized Comparative Totals for 2021)

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

Promises to give (continued)

The NCLT uses the allowance method to determine any uncollectible promises receivable. The allowance is based on management's experience and analysis of the specific promises made. As of June 30, 2022, there are no uncollectible promises receivable.

Notes receivable

Notes receivable are carried at unpaid principal balances, less an allowance for loan losses and net deferred loan fees and unearned discounts. The allowance for loan losses is increased by charges to the change in net assets and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the NCLT's past loan loss experience, specific impaired loans, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions. Past due status is determined based on contractual terms. Loans are considered impaired if full principal or interest payments are not anticipated in accordance with the contractual terms. The NCLT's practice is to charge off any loan or portion of a loan when the loan is determined by management to be uncollectible due to the borrower's failure to meet repayment terms, the borrower's deteriorating or deteriorated financial condition, the depreciation of the underlying collateral, or for other reasons.

Loans are placed on nonaccrual status when management believes, after considering economic conditions, business conditions, and collection efforts that the loans are impaired or collection of interest is doubtful. Uncollected interest previously accrued is charged off or an allowance is established by a charge to interest income. Interest income on nonaccrual loans is recognized only to the extent cash payments are received.

Income taxes

NCLT is exempt from taxation under Internal Revenue Code Section 501 (c) (3) and California Revenue and Taxation Code Section 23701d. Generally accepted accounting principles provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by NCLT in its federal and state exempt organization tax returns are more likely than not to be sustained upon examination. NCLT's returns are subject to examination by federal and state taxing authorities, generally for three and four years, respectively, after they are filed.

NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to June 30, 2022 Financial Statements
(With Summarized Comparative Totals for 2021)

2. **SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)**

Prior-period comparative information

The financial statements include certain prior-period summarized comparative information in total, but not by net asset class. Such information does not include sufficient detail to constitute a presentation in conformity with GAAP. Accordingly, such information should be read in conjunction with the NCLT's financial statements for the year ended June 30, 2021, from which the summarized information was derived.

Subsequent event disclosures

NCLT has evaluated subsequent events through April 12, 2023, the date which the financial statements were available to be issued.

3. **RESTRICTED CASH**

Restricted cash represents cash held for replacement and operating reserves, and other reserves and escrow deposits for both property purchases and funding of down-payment assistance loans as required by various loan, grant and regulatory agreements.

Certain loan and grant agreements require NCLT to maintain separate cash reserve accounts. Money on deposit in these accounts is to be used solely for payment of construction draws, property taxes, repairs or replacement to the property or tenant security deposits.

For the 733 Baker St. project, rents from the project are held as unrestricted income at the time of collection but are held in a segregated project account until used for its expenses.

Funds held in the CalHome reuse account and repayments of CalHome down-payment assistance are restricted by grant agreement and can only be used for approved expenses directly related to the CalHome program.

As of June 30, restricted cash consisted of the following:

	2022	2021
Tax reserves	$ 18,191	$ 18,191
Replacement reserves	77,000	65,000
Operating reserves	85,024	80,224
Rehabilitation reserves	138,000	138,000
Trust fund and other	(1,943)	(2,414)
Operating and capital reserve	$ 316,272	$ 299,001

16

NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to June 30, 2022 Financial Statements
(With Summarized Comparative Totals for 2021)

4. **ACCOUNTS RECEIVABLE**

Accounts receivable consist of the following:

	2022	2021
Grants receivable	$ 1,333,194	$ 19,056
Rent and related receivable	169,224	140,086
Security deposits	4,648	4,648
Other	96,659	1,237
Subtotal	1,603,725	165,027
Long-term contribution receivable	(1,080,000)	-
	$ 523,725	$ 165,027

NCLT's CalHome program received awards totaling $4,490,000 in grant funds on May 25th, 2021 and they were encumbered for use beginning in September 2021 with execution of the Standard Agreement. They are not currently reported in accounts receivable. The CalHome Program was established to support existing homeownership programs aimed at low and very low-income households, encourage neighborhood revitalization and sustainable development, and maximize use of existing homes.

Based upon the terms of the agreements, funds are allocable to mortgage assistance and owner-occupied rehabilitation of accessory dwelling units or junior accessory dwelling units. All funds relative to the awards shall be expended no later than May 25, 2024 and all invoices for payment submitted no later than July 31, 2024. During the years ended June 30, 2022 and 2021, the NCLT did not expend any funds nor receive any funds associated with these awards. Initial disbursements are in process and the NCLT anticipates fully deploying funds by 2024 in accordance with the terms of the grant.

During the year ended June 30, 2022, the NCLT was notified that a resident of Berkeley contributed her personal residence to the NCLT to be used for the benefit of Consider The Homeless (CTH). The contribution is based upon a living trust which became unconditional upon the decedents' passing in February of 2021. The NCLT is in process of transferring title to the property and, as such, has recorded a long-term contribution receivable for the estimated fair market value of $1,080,000 and has also recorded the related outstanding mortgage debt of approximately $279,000 as of June 30, 2022.

17

NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to June 30, 2022 Financial Statements
(With Summarized Comparative Totals for 2021)

5. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost or, in the case of donated assets, fair market value at the date of gift. Additions of new property and equipment and major renewals and replacements of existing equipment are capitalized. Repairs and minor replacements are charged to operations as incurred. Donated assets are reported as unrestricted support unless the donor has restricted the donated assets to a specific purpose. Assets donated with explicit restrictions regarding their use and contributions of cash that must be used to acquire property and equipment are reported as restricted support. Absent donor stipulations regarding how long those donated assets must be maintained, the Organization reports expirations of donor restrictions when the donated or acquired assets are placed in service. Land and properties placed in permanent service/held in trust are typically encumbered at that time with a renewable 99 year ground lease that grants the lessee a 99 year interest in the land for a nominal fee so long as the lessee meets charitable purpose requirements. Depreciation on buildings, improvements and equipment is provided on a straight-line basis over the estimated useful Ivies of the assets.

	2021	Additions	Deletion	2022
Furniture and fixture	$ 19,636	$ 6,671	$ -	$ 26,307
Land	5,751,439	-	-	5,751,439
Build. / improvements	7,511,415	842,255	-	8,353,670
Sub total	13,282,490	848,926	-	14,131,416
Less: Accum. depr.	(1,799,900)	(184,821)	-	(1,984,721)
Balance	$ 11,482,590	$ 664,105	$ -	$ 12,146,695

	2020	Additions	Deletion	2021
Furniture and fixture	$ 15,837	$ 5,929	$ 2,130	$ 19,636
Land	3,689,839	2,061,600	-	5,751,439
Build. / improvements	5,366,101	2,165,314	20,000	7,511,415
Sub total	9,071,777	4,232,843	22,130	13,282,490
Less: Accum. depr.	(1,652,827)	(149,132)	(2,059)	(1,799,900)
Balance	$ 7,418,950	$ 4,083,711	$ 20,071	$ 11,482,590

Depreciation expense for the years ended June 30, 2022 and 2021 approximated $175,903 and $149,132, respectively.

18

NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to June 30, 2022 Financial Statements
(With Summarized Comparative Totals for 2021)

6. **NOTES RECEIVABLE**

Beginning in 2008 the NCLT began providing down-payment assistance loans at 3% simple interest to low-income purchasers of Community Land Trust units or similar restricted home ownership units through the NCLT CalHome Down-Payment assistance program, capitalized by restricted grants from the State of California CalHome Program. Currently all available funds have been distributed. All notes are due in full at the earliest of 30 years after origination or when the property is sold or refinanced by the household. All interest income and repayments from CalHome notes receivable are retained by the program and recycled as additional down-payment assistance loans per the 2008 NCLT DAP program and underwriting guidelines. As of June 30, 2022 and 2021, the balance of notes receivable was $605,393 and $639,862, respectively.

7. **FISCAL SPONSORSHIP PAYABLE**

NCLT acts as a custodian/fiscal sponsor for nonprofit organizations of People of Color Sustainable Housing Network. Because NCLT does not have power over the use of the fund, it is considered agency transactions and not reflected on the Organization's statement of activities. Amounts received under this arrangement are reflected as a liability until the point when they are transferred to recipients. As of June 30, 2022 and 2021 the fiscal agent on liability and its respective cash balance was $7,554 and $51,302, respectively.

8. **LONG-TERM DEBT**	2022	2021
NCLT hereby promises to pay to the order of RE-Volv, a principal amount equal to $54,766.80 note dated April 4/17/2018 for 2425 California Leasing of Solar Panel Equipment, bearing interest at a rate of 0% per annum. The note matures December 6, 2027(20 years lease) with payment of $177.62 a month dated April 17, 2018.-solar lease note.	$ 27,933	$ 28,570
NCLT hereby promises to pay to the order of the Presidio Bank, a principal amount equal to $1,182,000 note dated 10/29/2014, bearing variable interest rate and due/ mature on October 29, 2024 with single payment of 868,417 for 3120 - 3130 Shattuck.	971,394	1,005,819
NCLT hereby promises to pay to the order of the Community Bank of the Bay, a principal amount equal to $135,000 note dated 5/1/1995 for 3011 Shattuck, bearing interest at a rate of 6% per annum. The note matures April 30, 2025.	125,332	128,837

19

NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to June 30, 2022 Financial Statements
(With Summarized Comparative Totals for 2021)

8.	LONG-TERM DEBT (CONTINUED)	2022	2021
NCLT hereby promises to pay to the order of the Duane Bay, a principal amount equal to $112,511.07 note dated 3/26/2015 bear with 4.5% simple interest per annum for 798 Green St. The note originally matures on March 26, 2020 and it was subsequently extended to March 26, 2024.		$ 112,350	$ 112,350
NCLT hereby promises to pay to the order of the Presidio Bank, a business loan agreement principal amount equal to $138,000 on note dated 1/5/2017 for 1340-48 Blake St, bearing interest at a rate of 5.19% per annum. The note matures January 5, 2027.		123,416	126,862
NCLT hereby promises to pay to the order of Presidio Bank a variable interest rate BAM CAP note dated 1/5/2017 with principal amount equal to $25,000 for 1340-48 Blake St. The note matures January 5, 2027.		20,958	21,958
NCLT hereby promises to pay to the order of the Presidio Bank, a principal amount equal to $499,017.68 dated 7/31/2017 for 2425 California St, bearing interest at a rate of 5.13% per annum. The note matures February 5, 2027.		450,430	463,020
NCLT hereby promises to pay to the order of the Presidio Bank BAM CAP LOAN, the principal sum of $30,000 note dated 1/25/2017 for 2425 California, bearing interest at a rate of 4.75% per annum. The note matures February 5, 2027.		25,300	26,500
NCLT hereby promises to pay to the order of Clearing House CDFI, the note dated 12/20/2016 of $390,000 for 486 361h St, bearing interest at a rate of 6% per annum. The note matures on 1/1/2044 with last single payment of 79,418.		361,424	367,548
NCLT hereby promises to pay to the order of the Presidio Bank, note dated 4/5/2019 with principal amount equal to $700,000 for 789 61 st St, bearing interest at a rate of 4.82% per annum. This note matures on April 5, 2024.		676,818	688,563

20

NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to June 30, 2022 Financial Statements
(With Summarized Comparative Totals for 2021)

8.	LONG-TERM DEBT (CONTINUED)	2022	2021
	NCLT hereby promises to pay to the order of Steve S. Bautista Living Trust promissory note dated 10/14/2019 at 10th St, a principal amount equal to $650,000, bearing interest at a rate of 6.5% per annum. This note will be mature 10/14/2022 (repaid in September 2022).	$ 650,000	$ 650,000
	NCLT hereby promises to pay to the order of Presidio Bank, note dated 10/2/2019 a principal amount equal to $1,235,000, with variable interest for 2323 10th Street. This notes matures October 2, 2029.	1,176,631	1,207,666
	NCLT hereby promises to pay to the order of Community Bank of the Bay, a principal amount equal to $78,002,50 of PPP loan date 4/23/2020 bearing interest at a rate of 1 % per annum. This note may be forgiven in a future period.	-	116,917
	NCLT hereby promises to pay to the order of Small Business Administration, a principal amount equal to $150,000 of EIDL loan bearing interest at a rate of 2.75% per annum. This note mature May 25, 2050.	500,000	150,000
	NCLT hereby promises to pay to the order of Chase (original loaner is Home Savings of America) note dated 3/17/1995 with principal amount equal to $162,500 on adjustable interest rate for 2207 Haste. The note matures April 15, 2025.	87,224	90,354
	NCLT hereby promises to pay to the order of Low Income Investment Fund, a principal amount equal to $728,414, bearing interest at a rate of 5.60% per annum. This note matures October 1, 2027 and is secured by the property located at 6106-6108 Hilton Street, Oakland, California. The terms of the agreement allow for a maximum borrowing limit of $1,600,000.	728,414	728,414

NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to June 30, 2022 Financial Statements
(With Summarized Comparative Totals for 2021)

8. LONG-TERM DEBT (CONTINUED)	2022	2021
NCLT hereby promises to pay to the order of National Housing Trust Community Development Fund, a principal amount equal to $600,000, bearing interest at a rate of 4% for the first twelve months and 4.75% for the remainder of the loan per annum and is secured by the property located at 3269 Estates Ave, Pinole, California. This note matures April 14, 2026.	$ 588,000	$ 588,000
As part of the in-process renovations of 486 36th St., the NCLT has entered into a 20-year PV and energy equipment lease. As of June 30, 2022, $104,312 in funds have been disbursed on NCLT's behalf. The agreement calls for up to $189,867 of equipment to be furnished. Once construction is complete, payments are set to be $1,200/mo for 240 monthly installments. The lease is secured by the equipment provided.	104,312	-
Unsecured note from the Homeless Action Center (HAC) to provide tenant improvements to 2207 Haste St. as part of their lease. 179 monthly payments of $613 deducted by HAC from gross rental payments to NCLT. The interest rate is 0% and the maturity is in May 2037.	109,727	-
NCLT received a contribution of a personal residence that also had an outstanding mortgage payable at the time of the contribution (see note 4). Repayment of this debt will be based upon the terms of the debt agreement.	279,000	-
Subtotal long-term debt	7,118,663	6,501,378
Less current portion	(1,019,200)	(282,000)
Long-term	$ 6,099,463	$ 6,219,378

NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to June 30, 2022 Financial Statements
(With Summarized Comparative Totals for 2021)

8. **LONG-TERM DEBT (CONTINUED)**

Principal payments of long-term debt approximate the following:

Fiscal year ending June 30:

2023	$ 1,019,200
2024	1,081,200
2025	1,078,600
2026	679,000
2027	167,200
Thereafter	3,093,463
	$ 7,118,663

9. **CONTINGENT MUNICIPAL DEBT PAYABLE**

	2022	2021
NCLT hereby promises to pay to the order of the City of Berkeley, a principal amount equal to $969,692 note dated 9/1/2017, bearing interest at a rate of 3% per annum of a 55 years note for the Scattered Sites renovation projects. The note matures September 1, 2072.-Residual Receipt Loan	$ 969,692	$ 969,692
NCLT hereby promises to pay to the order of the City of Oakland, a principal amount equal to $600,000 note dated 4/15/2019, bearing 0 interest per annum for 789 61st street, bearing interest at a rate of 0% per annum. The note matures April 25, 2074-Residual Receipt Loan	600,000	600,000
NCLT hereby promises to pay to the order of the City of Berkeley, note amount of $154,000 dated 9/25/2000 for Haste Street House property. The note bears interest at a rate of 6% per annum and matures on September 25, 2030.	154,000	154,000
NCLT hereby promises to pay to the order of the City of Berkeley, note amount of $135,000 dated May 1, 1995 to provide home ownership opportunities for low-income persons located at 3011 Shattuck Avenue. The note bears interest at a rate of 6% per annum and matures on April 30, 2025.	135,000	135,000

23

83

NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to June 30, 2022 Financial Statements
(With Summarized Comparative Totals for 2021)

	2022	2021
9. CONTINGENT MUNICIPAL DEBT PAYABLE (CONT.)		

NCLT hereby promises to pay to the order of the Alameda County Lead Poisoning Prevention Program loan, the amount of $4,500 to provide financial assistance to reduce lead hazards and creating leadsafe housing located at 3011 Shattuck Avenue dated 7/17/2007. The note bears interest at a rate of 0% per annum and is due upon sale, conveyance, assignment, hypothecation, or any transfer to any other parties.

$ 4,500 $ 4,500

NCLT hereby promises to pay to the order of the Alameda County Lead Poisoning Prevention Program and First American Title Insurance Company, the amount of $14,300 to provide financial assistance to reduce lead hazards and creating lead-safe housing located at 3011 Shattuck A venue. The note bears interest at a rate of 0% per annum and is due upon sale, conveyance, assignment, hypothecation, or any transfer to any other parties.

14,300   14,300

NCLT hereby promises to pay to the order of the Alameda County Lead Poisoning Prevention Program, the amount of $12,600 to provide financial assistance to reduce lead hazards and creating lead-safe housing located at 486 36th Street. The note bears interest at a rate of 0% per annum and is due upon sale, conveyance, assignment, hypothecation, or any transfer to any other parties.

12,600   12,600

NCLT hereby promises to pay to the order of the City of Berkeley, Note dated 10/23/1998 the amount of $154,000 to provide ownership opportunity for low-income persons located at 1314 Haskell Street. The note bears interest at a rate of 6% per annum. The first part of the loan $74,180 matures on September 23, 2008. Second part of the loan of $29,820 shall be repayable upon the initial sale of the housing unit, and the remaining $50,000 will be forgiven by the City upon the initial sale of all housing units.

74,719   74,719

NCLT hereby promises to pay to the order of the California Housing Rehabilitation Program, the amount of $440,000 note dated 3/16/1992 to rehabilitate located at 733 Baker Street. The note bears interest at a rate of 3% per annum and matures on March 16, 2042.

440,000   440,000

NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to June 30, 2022 Financial Statements
(With Summarized Comparative Totals for 2021)

9. CONTINGENT MUNICIPAL DEBT PAYABLE (CONT.)	2022	2021
NCLT hereby promises to pay to the order of the City of Oakland, the amount of $2,400,000 plus interest at 3%. This note is secured by the property located at 6106 and 6108 Hilton Street, Oakland, California	$ 2,400,000	$ 2,400,000
NCLT hereby promises to pay to the order of the City of Berkeley, the amount of $44,076 plus interest at 4%. This note is secured by the property located at 2323 10th Street, Berkeley, California	44,076	44,076
NCLT hereby promises to pay to the order of the City of Oakland, relative to the health and safety repairs at 484-486 36th Street, Oakland, California, a construction line-of-credit with a total credit line of $300,000, secured by a deed of trust, repayable based upon the available cash flow from the property as defined in the agreement, interest is 0%.	231,616	-
Subtotal	5,080,503	4,848,887
Accrued interest	1,201,300	1,063,300
Long-term portion	$ 6,281,803	$ 5,912,187

Accumulated deferred and/or contingent interest under notes payable to the City of Oakland, City of Berkeley, City of San Francisco and State of CA under the development loans referenced below at rates of 3% to 6% simple interest.

The municipalities have indicated that the repayment of the above debt would occur if and when the NCLT sells the associated property, at which time the outstanding principal balance and related accrued interest would become payable. As such, the repayment is contingent upon NCLT's sale of the associated property which there is no current intent to do so and, as such, the NCLT has recognized the municipal debt as long-term.

NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to June 30, 2022 Financial Statements
(With Summarized Comparative Totals for 2021)

10. **PRE-PETITION DEBT**

As of June 30, pre-petition debts consisted of the following:

	2022	2021
Pre-petition debts	$ 71,256	$ 88,259
Post - petition int & fees	(31,417)	(31,417)
Pre-petition debts total	$ 39,839	$ 56,842

11. **CONCENTRATION OF CREDIT RISK**

NCLT receives significant financial assistance from local and state government agencies in the form of debt forgiveness and conversion to grants. The portion of this assistance secured by notes payable is described in Note 8, and shown on the balance sheet as a contingent liability. Additionally, portions of this assistance have been converted to grants, and have been reclassified to "Net assets with donor restriction."

Contingent guarantee total of $158,196 consisting of (Addison Court Cooperative of approximate $101,105 and approximate $57,091 for Fairview House Cooperative 1801-1803).

A loan irrevocably converted to a contingent grant in the amount of $112,600 secured by a note payable to the City of San Francisco under a housing site acquisition loan agreement, no interest accrues on the principal except in the event of default, as defined, of the terms of the agreement in which case interest will accrue at 10% from the February 10, 1998 agreement date and will become immediately due and payable along with unpaid principal, collateralized by deeds of trust.

Development loans converted to grants totaling $683,000 from the City of Berkeley and $250,000 from the City of Oakland for the development of the following home ownership and cooperative projects: Idaho Street, 1320 Haskell St, 1314 Haskell Street, 1801 Fairview Street, and Addison Street. In the event that both the individual projects and NCLT were to materially breach the grants terms (an action such as the non-permitted market rate transfer of the land held in trust) NCLT could be liable for repayment of the grant amounts.

Various loans agreement referred to in note 9 generally require compliance with specified terms and conditions and are subject to audit by the government agencies. Any findings of noncompliance resulting from such audits could affect the payment terms of the related notes. However, in the opinion of management, any potential findings of noncompliance, if any, would not have a material effect on the financial statements. A material default such as a non-permitted market rate transfer of properties could potentially trigger full repayment and other penalties.

11. CONCENTRATION OF CREDIT RISK (CONTINUED)

The financial instruments, which potentially subject the Organization to concentrations of credit risk, consist principally of cash deposits held in interest and non-interest bearing accounts held in financial institutions. Cash deposits are insured by the Federal Deposits Insurance Corporation up to $250,000. The Organization maintains cash deposits at various financial institutions. Uninsured cash deposits and investments as of June 30, 2022 for NCLT is approximately $444,500.

12. CHAPTER 11 REORGANIZATION PLAN

As part of the reorganization the NCLT recognized a loss of $1,324,874 in 2010-11 for the close-out of former subsidiaries Mariposa Grove CLT Homes, LLC and Noodle Factory CLT Homes, LLC which are shown in the negative net equity of the organization.

Due to adverse development events resulting in the inability of prospective purchasers to complete purchase transactions of the NCLT's former subsidiary Noodle Factory CLT Homes, LLC the NCLT went through a successful Chapter 11 plan of reorganization. Key elements of the plan and case: Case # - 10-43343; Date of Filing- March 27, 2010; Date of Plan Confirmation - Dec. 10th, 2011; Date of substantial consummation and completion of initial disbursement to all unsecured creditors - June 26th, 2013. In the opinion of management, the plan as confirmed demonstrated the long-term fiscal and programmatic viability of the organization absent one-time extraordinary losses due to unforeseen adverse development conditions.

The long-term and municipal debt schedules include sums due to unsecured creditors over the 20- year payment term of the plan. The plan requires the NCLT to make a total of $250,000 in payments to unsecured creditors within the next 20 years on a cash available basis, plus make full payment on all unsecured priority claims. As reported in its June 30, 2020 financial statements, the NCLT has substantially consummated the plan, having made payment in full to all priority unsecured creditors; settled $35,000 of unsecured claims at a rate of 20% payment, and, made an initial payment to all unsecured creditors representing 2 years of plan payments. These payments have been reported as a reduction of liabilities.

The entity received the court's final decree on April 2, 2014. Annual payment of $9,227 with a total remaining balance of $58,594 to general unsecured creditors during the bankruptcy proceeding is enforced and should be paid off by 2032.

13. NON-OPERATING INCOME

Other income includes: Reorganization income -Non-cash re-valuations of debt reduced in chapter 11; net restricted income held in 733 Baker accounts; interest income from cash on hand and employee retention credits.

27

NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to June 30, 2022 Financial Statements
(With Summarized Comparative Totals for 2021)

14. LIQUIDITY AND AVAILABILITY

For the purpose of analyzing resources available to meet general expenditures over a 12-month period, NCLT considers all expenditures related to its ongoing activities and pattern of income from grants, contracts, billable services, and investments. The Board of Directors meets quarterly and one of the purposes is to review NCLT's financial statements. The Finance Committee of the Board of Directors meets as needed for all financial aspects of the organization that may need special attention or action.

In addition to financial assets available to meet general expenditures over the next 12 months, NCLT operates with a balanced budget and anticipates collecting sufficient revenue to cover general expenditures.

As of June 30, 2022 and 2021, the following financial assets could readily be made available within one year of the statement of financial position date to meet general expenditures:

	2022	2021
Cash and cash equivalents	$ 590,640	$ 494,912
Restricted cash	316,272	299,001
Accounts receivable	523,725	165,027
Employee retention credits receivable	331,080	-
Subtotal	1,761,717	958,940
Restricted cash	(316,272)	(299,001)
Less unavailable for general expenditures within 1 year	(365,057)	(29,624)
Financial assets available to meet cash needs for general expenditures within one year	$ 1,080,388	$ 630,315

15. NET ASSETS WITH DONOR RESTRICTIONS

The Organization reports gifts of cash and other assets as restricted support if they are received with donor's stipulation limiting the use of the donated assets. When a donor's restriction expires, that is, when a stipulated time restriction ends or purpose restriction is accomplished, net assets with donor restriction are reclassified to net assets without donor restriction and reported in the statement of activities as net assets released from restriction.

NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to June 30, 2022 Financial Statements
(With Summarized Comparative Totals for 2021)

15. NET ASSETS WITH DONOR RESTRICTIONS (CONTINUED)

Restricted net assets at June 30, 2022 consist of the following:

	2021	Additions	Releases & expenses	2022
ERAP Program	$ 29,624	$ 256,467	$ 259,367	$ 26,724
Cal Core	-	5,000	-	5,000
City of Berkely	-	83,333	-	83,333
Hewlitt Foundation	-	250,000	-	250,000
NRDC	-	20,000	20,000	-
PG&E	-	91,152	91,152	-
Richmond	-	30,000	30,000	-
Other	-	53,575	53,575	-
Subtotal	29,624	789,527	454,094	365,057
Perpetual restriction	-	801,000	-	801,000
	$ 29,624	$ 1,590,527	$ 454,094	$ 1,166,057

16. GRANTS AND AWARDS

As of June 30, 2022, the NCLT has been awarded the following grants and/or awards which will be recognized into income as the conditions relative to the grants and awards have been satisfied:

During September of 2020, NCLT was awarded a contract of $998,001 from the County of Alameda using a standard services agreement to provide technical assistance to create and launch the Supportive Housing Community Land Alliance (SHCLA).

In April 2021 NCLT was awarded a $100,000 grant #52544-0001 from the Local Initiative Support Corporation to provide Emergency Rental Assistance Program (ERAP) using a federal funds award to LISC ERA0003 in the amended amount of $493,125.

In May 2021, the NCLT was awarded a $2,420,000 grant from the State of California Department of Housing and Community Development under its CalHome Program (contract 16029).

In May 2021, the NCLT was awarded a grant of $2,070,000 from the State of California Department of Housing and Community Development under its CalHome Program (contract 16194).

29

NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to June 30, 2022 Financial Statements
(With Summarized Comparative Totals for 2021)

16. GRANTS AND AWARDS (CONTINUED)

In September 2021, NCLT was awarded a contract from Alameda County of $67,950 (and later increased to $126,410) to provide Emergency Rental Assistance Program counseling

In May 2022, the NCLT was awarded a grant from the City of Berkeley Climate Equity Fund in the amount of $83,333 for the electrification of the 10th St project.

In May 2022, the NCLT was awarded a grant by the California Energy Commission under agreement number EPC-21-029 in the amount of $999,595 for pre-development of a Zero-Net Energy project (the Berkeley Efficient Resilient Mixed-Use Showcase - BERMUS).

In June of 2022, the NCLT was awarded a grant in the amount of $250,000 from the Hewlett Foundation to support the launch of the Artist Space Trust program.

As of June 30, 2022, grants and awards consist of the following:

	Year awarded	Amount of award	Cumulative recognition	Balance 2022
Alameda SHCLA	2020	$ 998,001	$ 764,022	$ 233,979
ERAP	2021	493,125	335,299	157,826
CalHome 16029	2021	2,420,000	-	2,420,000
CalHome 16194	2021	2,070,000	-	2,070,000
Alameda ERAP	2022	126,410	71,429	54,981
City of Berkeley	2022	83,333	-	83,333
BERMUS	2022	995,595	-	995,595
Hewlett Foundation	2022	250,000	-	250,000
		$ 7,436,464	$ 1,170,750	$ 6,265,714

17. RISKS AND CONTINGENCIES

Interest-rate risk

Interest-rate risk is the risk that changes in market interest rates will adversely affect the fair value of an investment. Generally, the longer the maturity of an investment the greater the sensitivity of its fair value to changes in market interest rates. One of the ways that an entity manages its exposure to interest-rate risk is by purchasing a combination of shorter-term and longer-term investments and by timing cash flows from maturities so that a portion of the portfolio is maturing, or coming close to maturity, evenly over time as necessary to provide the cash flow and liquidity needed for operations.

NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to June 30, 2022 Financial Statements
(With Summarized Comparative Totals for 2021)

17. RISKS AND CONTINGENCIES (CONTINUED)

Credit risk

Generally, credit risk is the risk that an issuer of an investment will not fulfill its obligation to the holder of the investment. This is measured by the assignment of a rating by a nationally recognized statistical rating organization.

Custodial credit risk

Custodial credit risk for deposits is the risk that, in the event of the failure of a depository financial institution, an entity will not be able to recover its deposits, or will not be able to recover collateral securities that are in the possession of an outside party. The custodial credit risk for investments is the risk that, in the event of the failure of the counterparty (e.g. broker-dealer) to a transaction, the NCLT will not be able to recover the value of its investment or collateral securities that are in the possession of another party.

Going concern

NCLT receives a substantial amount of its support from local governments and contribution from public. A significant reduction in the level of these supports, if this were to occur, may have an effect on the NCLT's programs and activities.

Grant awards require the fulfillment of certain conditions as set forth in the instrument of grant. Failure to fulfill the conditions could result in the return of the funds to the grantors. NCLT deems this contingency remote since by accepting the grants and their terms, it has accommodated the objectives of NCLT to the provisions of the grants. NCLT's management is of the opinion that NCLT has complied with the terms of all grants and awards.

The going concern basis assumes that the NCLT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Given the NCLT received certain awards during 2021, management believes that it will have sufficient capital to operate over the next twelve months, however, additional funding may be necessary to operate new or existing programs. The NCLT will need to continue to monitor its operating expenses and raise capital which may be impacted by uncertain market conditions, regulatory bodies and adverse results from economic conditions, the outcome of which cannot be predicted at this time.

NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to June 30, 2022 Financial Statements
(With Summarized Comparative Totals for 2021)

17. **RISKS AND CONTINGENCIES (CONTINUED)**

Pandemic

In response to the Covid 19 crisis NCLT has put in place contingency planning to ensure uninterrupted operating cash flow including approval of loan deferments if needed for the majority of its loans with Presidio Bank and Community Bank of the Bay, creating capitalized rent reserves on new acquisitions, and close consultation with cities, funders and lenders to ensure assistance for any impacted residents.

18. **SUBSEQUENT EVENTS**

In September of 2022, the NCLT paid off the loan payable with an outstanding principal balance of $650,000 to the Steve S. Bautista Living Trust.

In November 2022, over a series of grant amendments, the grant relative to the Local Initiative Support Corporation to provide Emergency Rental Assistance Program (ERAP) was increased from $100,000 to an eventual total of $493,125.

In January 2023, the NCLT entered into a consulting services agreement with the Supportive Housing Community Land Trust to provide services totaling approximately $68,000 during 2023.

As of June 30, 2022, the NCLT recognized approximately $331,000 of employee retention credits receivable (including interest) in connection with the CARES Act and recognized this in other income in the accompanying statement of activities. In March of 2023, the NCLT received payment in full (including interest) of these credits.

In April of 2023, the NCLT was awarded a $50,000 general operating support grant from the San Francisco Foundation.



Haynie & Company
(a professional corporation)

Certified Public Accountants and Management Consultants
4910 Campus Drive Newport Beach, California [illegible]

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND ON COMPLIANCE AND OTHER MATTERS BASED ON AN AUDIT OF FINANCIAL STATEMENTS PERFORMED IN ACCORDANCE WITH GOVERNMENT AUDITING STANDARDS

To the Board of Directors
THE NORTHERN CALIFORNIA LAND TRUST, INC.
Berkeley, California

We have audited, in accordance with the auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in Government Auditing Standards issued by the Comptroller General of the United States, the financial statements of The Northern California Land Trust, Inc., which comprise the statement of financial position as of June 30, 2022, and the related statements of activities and net assets and cash flows for the year then ended, and the related notes to the financial statements, and have issued our report thereon dated April 12, 2023.

Internal Control Over Financial Reporting

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Internal Control Report
Report Page Two

Our consideration of internal control was for the limited purpose described in the first paragraph of this section and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies. Given these limitations, during our audit we did not identify any deficiencies in internal control that we consider to be material weaknesses. However, material weaknesses may exist that have not been identified.

Compliance and Other Matters

As part of obtaining reasonable assurance about whether The Northern California Land Trust, Inc.'s financial statements are free from material misstatement, we performed tests of its compliance with certain provisions of laws, regulations, contracts, and grant agreements, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly, we do not express such an opinion. The results of our tests disclosed no instances of noncompliance or other matters that are required to be reported under Government Auditing Standards.

Purpose of this Report

The purpose of this report is solely to describe the scope of our testing of internal control and compliance and the results of that testing, and not to provide an opinion on the effectiveness of the entity's internal control or on compliance. This report is an integral part of an audit performed in accordance with Government Auditing Standards in considering the entity's internal control and compliance. Accordingly, this communication is not suitable for any other purpose.

Haynie & Company

April 12, 2023
Newport Beach, California

NORTHERN CALIFORNIA LAND TRUST
Schedule of Residual Receipts
For the Year ended June 30, 2022

	2425 California	1340-48 Blake	733 Baker	789 61st. T.	3011 Shattuck	2207 Haste St.
Gross rental revenues	$ 139,607	$ 92,304	$ 89,708	$ 80,748	$ 86,451	$ 69,472
Vacancy losses	(2,912)	-	(26,787)	-	(5,642)	(48,252)
Net rental income	136,695	92,304	62,921	80,748	80,809	21,220
Other revenue	859	21	188	25	1,400	
Total operating revenue	137,554	92,325	63,109	80,773	82,209	21,220
Operating expenses	57,986	46,744	71,097	40,017	48,894	34,532
Depreciation expense	21,820	18,029	7,830	23,314	7,534	10,491
Operating profit	$ 57,748	$ 27,552	$ (15,818)	$ 17,442	$ 25,781	$ (23,803)
Total operating revenue	$ 137,554	$ 92,325	$ 63,109	$ 80,773	$ 82,209	$ 21,220
Operating expenses	(57,986)	(46,744)	(71,097)	(40,017)	(48,894)	(34,532)
Other, debt service	(37,586)	(11,040)	-	(45,136)	(10,941)	(9,252)
Other, capital exp.	(5,510)	(8,628)	(46,100)	(12,084)	(7,906)	(112,140)
Required reserve deposits	(8,384)	(10,005)	(3,959)	-	(9,525)	(5,168)
Set-asides	(28,088)	(15,929)	-	-	-	43,039
Operating cash flow/surplus cash	$ -	$ (21)	$ (58,047)	$ (16,464)	$ 4,943	$ (96,833)
Replacement reserve, beginning	$ 19,912	$ 23,631	$ 15,916	$ -	$ 17,900	$ 11,486
Actual annual deposit	5,989	8,265	2,526	-	8,950	5,743
Interest earned	-	-	11	-	-	-
Withdrawals	-	-	-	-	-	-
Replacement reserve, ending	$ 25,901	$ 31,896	$ 18,453	$ -	$ 26,850	$ 17,229
Operating reserve, beginning	$ 11,950	$ 9,984	$ 12,971	$ -	$ 6,362	$ 6,362
Actual annual deposit	2,395	1,740	1,433	-	575	575
Interest earned	-	-	-	-	-	-
Withdrawals	-	-	-	-	-	-
Operating reserve, ending	$ 14,345	$ 11,724	$ 14,404	$ -	$ 6,937	$ 6,937

See Independent Auditors' Report on Supplementary Information.

Financial Statements

The Northern California Land Trust, Inc.

June 30, 2021

THE NORTHERN CALIFORNIA LAND TRUST, INC.

CONTENTS



Haynie & Company
(a professional corporation)

Certified Public Accountants and Management Consultants
4910 Campus Drive Newport Beach, California 92660-2119 (949) 724-1880 FAX (949) 724-1889

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
THE NORTHERN CALIFORNIA LAND TRUST, INC.
Berkeley, California

Opinion

We have audited the accompanying financial statements of The Northern California Land Trust, Inc. (the "NCLT"), a non-profit organization, which comprise the statement of financial position as of June 30, 2021, and the related statements of activities, functional expenses, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the changes in its net assets and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Associated Offices
in Salt Lake City and
Ogden, Utah, and
Denver, Colorado

A member of PrimeGlobal (formerly the International Group of Accounting Firms)
USA • Canada • Worldwide

 PrimeGlobal

Independent Auditor's Report
Page Two

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Independent Auditor's Report
Page Three

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplementary information shown on page 33 is presented for purposes of additional analysis and is not a required part of the financial statements.

The accompanying supplementary information shown on page 33 is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the accompanying supplementary information shown on page 33 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Other Reporting Required by *Government Auditing Standards*

In accordance with *Government Auditing Standards*, we have also issued our report dated February 17, 2023, on our consideration of The Northern California Land Trust Inc.'s internal control over financial reporting and on our tests of its compliance with certain provisions of laws, regulations, contracts, grant agreements and other matters. The purpose of that report is solely to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on the effectiveness of The Northern California Land Trust Inc.'s internal control over financial reporting or on compliance. That report is an integral part of an audit performed in accordance with *Government Auditing Standards* in considering The Northern California Land Trust Inc.'s internal control over financial reporting and compliance.

Haynie & Company

February 17, 2023
Newport Beach, California

100

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Statement of Financial Position
June 30, 2021

ASSETS

Current assets:		
Cash	$	491,898
Restricted cash		302,015
Accounts receivable		165,027
Other current assets		24,677
Total current assets		983,617
Property and equipment, net of accumulated depreciation		11,482,590
Notes receivable		639,861
Total assets	$	13,106,068

LIABILITIES AND NET ASSETS

Current liabilities:		
Accounts payable	$	16,867
Current portion of long-term debt		282,000
Tenant security deposits, and other liabilities		264,337
Total current liabilities		563,204
Long-term debt, net of current portion		6,219,378
Contingent municipal debt payable and accrued interest		5,912,187
Pre-petition debt payable		56,842
Total liabilities		12,751,611
Net assets:		
Without donor restrictions		324,833
With donor restrictions		29,624
Total net assets		354,457
Total liabilities and net assets	$	13,106,068

See independent auditor's report and notes to financial statements.

6

101

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Statement of Activities and Net Assets
For the Year Ended June 30, 2021

	Without Donor Restrictions	With Donor Restrictions	Total
Public support and revenue:			
Grants	$ 217,967	$ 343,581	$ 561,548
Interest income	13,436	-	13,436
Rental income	1,100,915	-	1,100,915
Land leases	20,474	-	20,474
Other	356,029	-	356,029
Net assets released from restrictions	422,256	(422,256)	-
Total public support and revenue	2,131,077	(78,675)	2,052,402
Expenses:			
Program services	1,487,459	-	1,487,459
Management and general	208,319	9,101	217,420
Total expenses	1,695,778	9,101	1,704,879
Change in net assets	435,299	(87,776)	347,523
Net assets (deficit), beginning	(110,466)	117,400	6,934
Net assets (deficit), ending	$ 324,833	$ 29,624	$ 354,457

See independent auditor's report and notes to financial statements.

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Statement of Functional Expenses
For the Year Ended June 30, 2021

	Program Services	Support Services Management	Fund-raising	Total
Bad debt expense	$ 22,020	$ -	$ -	$ 22,020
Bank fees	114	650	-	764
Computer expense	3,099	9,106	-	12,205
Depreciation expense	149,132	-	-	149,132
Dues and subscriptions	15,382	3,347	5	18,734
Insurance	71,970	14,778	-	86,748
Interest	336,554	6	-	336,560
License fees	356	648	-	1,004
Marketing and communication	200	3,721	-	3,921
Office expense	26,066	2,606	289	28,961
Payroll expenses and benefits	547,495	134,577	8,420	690,492
Professional fees	85,962	36,621	358	122,941
Property taxes	54,027	-	-	54,027
Repairs and maintenance	71,994	166	-	72,160
Rental expense	9,456	516	-	9,972
Telephone expense	2,598	260	29	2,887
Travel	631	665	-	1,296
Utilities	86,796	619	-	87,415
Reconciling items	3,607	33	-	3,640
Total expenses	$ 1,487,459	$ 208,319	$ 9,101	$ 1,704,879

See independent auditor's report and notes to financial statements.

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Statement of Cash Flows
For the Year ended June 30, 2021

Cash flows from operating activities:		
Increase in net assets	$	347,523
Items not requiring cash:		
Depreciation		149,132
(Increase) decrease in:		
Accounts receivable		(84,893)
Other current assets		(11,014)
Notes receivable		2,740
Increase (decrease) in:		
Accounts payable		(19,594)
Tenant security deposits and other liabilities		114,533
Cash provided by operating activities		498,427
Cash flows from investing activities:		
Purchase of property and equipment		(452,282)
Cash used in investing activities		(452,282)
Cash flows from financing activities:		
Increase in long-term debt		116,917
Principal payments of long-term debt		(104,295)
Change in municipal debt		(28,777)
Cash provided by financing activities		(16,155)
Increase in cash		29,990
Cash and restricted cash, beginning		763,923
Cash and restricted cash, ending	$	793,913

See independent auditor's report and notes to financial statements.

9

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Statement of Cash Flows
For the Year ended June 30, 2021

Supplemental cash flow information:

Cash paid during the year for:

Interest expense	$	336,560
Income taxes	$	-

Supplemental disclosure of non-cash
investing and financing activities:

Increase in property and equipment through debt financing:

City of Oakland, Hilton	$	2,400,000
City of Berkeley	$	44,076
Low income investment fund	$	728,414
3269 Estate Avenue	$	588,000

See independent auditor's report and notes to financial statements.

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to Financial Statements

1. ORGANIZATION AND NATURE OF BUSINESS

The Northern California Land Trust, Inc. ("NCLT") is a California nonprofit 501c(3) community based organization dedicated to creating and preserving permanently affordable housing in the Community Land Trust (CLT) model for people with low to moderate incomes. The NCLT also provides technical assistance and outreach activities related to the CLT model throughout California, and, is a founding member of the California CLT Network.

Founded in 1973, NCLT has grown through the acquisition of property at below-market value and through resources provided by donations, grants and loans. These resources have been used to acquire, rehabilitate and maintain properties. Current properties include resident-controlled rental housing, Limited Equity Housing Cooperatives, Limited Equity condominiums, single-family homes, community gardens and affordable office space for various nonprofit organizations and small community businesses.

Major funders of permanently affordable projects have included the following: The City of Berkeley has provided substantial HTF (Housing Trust Fund) funds as development loans and grants to ensure that Berkeley properties remain permanently affordable; the City of Oakland; the state of California's Cal-Home Down Payment Assistance program; and grants from foundations, businesses, and private donors to ensure permanently affordable housing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Accrual basis

The accrual method of accounting is used to reflect income as earned and expenses as incurred. Income on sales of property acquired for improvements is recognized only upon the sale of the property. Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. Income from subsidiary development projects extending 3 or more years is received on a percentage of completion basis, and recognized upon sale of the individual units.

Grants - Debt forgiveness and deferred contingent loans

As further described in note 9, the payment terms of certain notes payable permit deferral of interest payments until the sale of all housing units that collateralize the note and, in some instances, certain notes may provide for forgiveness of all or some combination of principal and deferred interest payments conditioned upon the final sale of all housing units to eligible buyers as defined in the loan agreements. Once these conditions have been satisfied, any forgiveness of principal and deferred interest payments is reported as grants - debt and interest forgiveness in the statement of activities.

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to Financial Statements

2. **SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)**

Other municipal debt provides for deferral of interest and principal so long as the affordability covenants of the notes payable continue to be enforced by the NCLT. A noncash expense is shown in the profit and loss statement under "interest - municipal corporations" and is accrued to the balance sheet under "Accrued Interest - Municipal Corporations." These amounts would come payable only in the unlikely event of the subject properties sale at market rate, the breach of the affordability covenants.

Use of estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Interest expense

The Organization capitalizes interest as a component of land and development costs. Interest paid on permanent portfolio properties is expensed and consists of both mortgage interest paid for notes described in note 9 and a liability for deferred contingent interest payable to municipal corporations described in note 9.

Cash and cash equivalents

Cash is defined as cash in demand deposit accounts as well cash on hand. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and investments so near their maturity that the risk of changes in value due to changes in interest rates is negligible. These are generally investments with original maturity dates of three months or less. Not included as cash equivalents are funds restricted as to their use, regardless of liquidity or the maturity dates of investments.

Property held for resale

The Organization acquires property with the intent to renovate and sell the building and subsequent improvement to a separately organized cooperative or homeowner association, but retain title to the land in perpetuity. Income is recognized when a specific property is sold and only to the extent the net sales price, as regulated by various low-income housing regulatory guidelines, exceeds the acquisition cost plus improvements and interest of debt. Additionally, in instances where a qualified and eligible buyer cannot be located or if the development costs exceed the low-income housing selling price guidelines, the land and building are classified as property held for sale and are listed for sale in the open market.

12

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

Impairment of long-lived assets

Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are held and used, an impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows, or internal and external appraisal, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value. No impairment losses were incurred during the year ended June 30, 2021.

Fair value of instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. NCLT determines the fair values of its assets and liabilities based on a fair value hierarchy that includes three levels of inputs that may be used to measure fair value.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that NCLT has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices that are observable for the asset of liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the assets or liability. Unobservable inputs reflect NCLT's own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include NCLT's own date.

Functional allocation of expenses

Directly identifiable expenses are charged to programs and supporting services. Expenses related to more than one function are changed to programs and supporting services on the basis of period of time and expense studies or on the basis of square footage. management and general expenses include those expenses that are not directly identifiable with any other specific function but provide for the overall support and direction of the NCLT.

13

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

Accounts receivable

Accounts receivable consist of receivables from participating employers for employee benefits. Based on prior write-off history, overall economic conditions, and the current aging status of its participating employers, NCLT has established an allowance for doubtful accounts at a level considered adequate to cover anticipated losses on outstanding accounts receivable. No allowance was recorded at June 30, 2021.

Revenue recognition

A big portion of NCLT's revenue is derived from local government contracts, grants, and rent which are conditioned upon certain performance requirements and or the incurrence of allowable qualifying expenses. Amounts received are recognized as revenue when NLCT has incurred expenditures in compliance with specific contract or grant provisions.

Financial statement presentation

The NCLT reports information regarding its financial position and activities according to two classes of net assets: those without donor restrictions and those with donor restrictions. Net assets, revenues, and gains and losses are classified based on the existence or absence of donor-imposed restrictions.

Net Assets Without Donor Restrictions are available for use at the discretion of the Board of Directors and/or management for general operating purposes.

Net Assets With Donor Restrictions result from contributions or other inflows of assets whose use by the NCLT is limited by donor-imposed restrictions that either expire with the passage of time or can be fulfilled and removed by actions of the NCLT pursuant to the restrictions. When a donor-specified restriction is fulfilled, net assets with donor restrictions are reclassified to net assets without donor restrictions and are reported in the Statement of Activities as net assets released from restrictions.

Promises to give

Contributions are recognized when the donor makes a promise to give to the NCLT that is, in substance, unconditional. Contributions that are restricted by the donor are reported as increases in net assets without donor restrictions if the restrictions expire in the fiscal year in which the contributions are recognized. All other donor-restricted contributions are reported as increases in net assets with donor restrictions depending on the nature of the restrictions. When a restriction expires, net assets with donor restrictions are reclassified to net assets without donor restrictions.

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to Financial Statements

2. **SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)**

Promises to give (continued)

The NCLT uses the allowance method to determine any uncollectible promises receivable. The allowance is based on management's experience and analysis of the specific promises made. As of June 30, 2021, there are no uncollectible promises receivable.

Notes receivable

Notes receivable are carried at unpaid principal balances, less an allowance for loan losses and net deferred loan fees and unearned discounts. The allowance for loan losses is increased by charges to the change in net assets and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the NCLT's past loan loss experience, specific impaired loans, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions. Past due status is determined based on contractual terms. Loans are considered impaired if full principal or interest payments are not anticipated in accordance with the contractual terms. The NCLT's practice is to charge off any loan or portion of a loan when the loan is determined by management to be uncollectible due to the borrower's failure to meet repayment terms, the borrower's deteriorating or deteriorated financial condition, the depreciation of the underlying collateral, or for other reasons.

Loans are placed on nonaccrual status when management believes, after considering economic conditions, business conditions, and collection efforts that the loans are impaired or collection of interest is doubtful. Uncollected interest previously accrued is charged off or an allowance is established by a charge to interest income. Interest income on nonaccrual loans is recognized only to the extent cash payments are received.

Income taxes

NCLT is exempt from taxation under Internal Revenue Code Section 501 (c) (3) and California Revenue and Taxation Code Section 23701d. Generally accepted accounting principles provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by NCLT in its federal and state exempt organization tax returns are more likely than not to be sustained upon examination. NCLT's returns are subject to examination by federal and state taxing authorities, generally for three and four years, respectively, after they are filed.

15

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to Financial Statements

2. **SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)**

Subsequent event disclosures

NCLT has evaluated subsequent events through February 17, 2023, the date which the financial statements were available to be issued.

3. **RESTRICTED CASH**

Restricted cash represents cash held for replacement and operating reserves, and other reserves and escrow deposits for both property purchases and funding of down-payment assistance loans as required by various loan, grant and regulatory agreements.

Certain loan and grant agreements require NCLT to maintain separate cash reserve accounts. Money on deposit in these accounts is to be used solely for payment of construction draws, property taxes, repairs or replacement to the property or tenant security deposits.

For the 733 Baker St. project, rents from the project are held as unrestricted income at the time of collection but are held in segregated project account until used for its expenses.

Funds held in the CalHome reuse account and repayments of CalHome down-payment assistance are restricted by grant agreement and can only be used for approved expenses directly related to the CalHome program.

As of June 30, 2021, restricted cash consisted of the following:

Tax reserves	$ 18,191
Replacement reserves	65,000
Operating reserves	80,224
Rehabilitation reserves	138,000
Trust fund and other	(2,414)
Operating and capital reserve	$ 299,001

16

4. **ACCOUNTS RECEIVABLE**

The accounts receivable from local government contracts by programs and other at June 30, 2021 consisted of:

Grants receivable	$	19,056
Rent and related receivable		140,086
Security deposits		4,648
Other		1,237
	$	165,027

NCLT's CalHome program received awards totaling $4,490,000 in grant funds on May 25th, 2021 and they were encumbered for use beginning in September 2021 with execution of the Standard Agreement. They are not currently reported in accounts receivable. The CalHome Program was established to support existing homeownership programs aimed at low and very low-income households, encourage neighborhood revitalization and sustainable development, and maximize use of existing homes.

Based upon the terms of the agreements, funds are allocable to mortgage assistance and owner-occupied rehabilitation of accessory dwelling units or junior accessory dwelling units. All funds relative to the awards shall be expended no later than May 25, 2024 and all invoices for payment submitted no later than July 31, 2024. During the year ended June 30, 2021, the NCLT did not expend any funds nor receive any funds associated with these awards.

5. **PROPERTY AND EQUIPMENT**

Property and equipment are stated at cost or, in the case of donated assets, fair market value at the date of gift. Additions of new property and equipment and major renewals and replacements of existing equipment are capitalized. Repairs and minor replacements are charged to operations as incurred. Donated assets are reported as unrestricted support unless the donor has restricted the donated assets to a specific purpose. Assets donated with explicit restrictions regarding their use and contributions of cash that must be used to acquire property and equipment are reported as restricted support. Absent donor stipulations regarding how long those donated assets must be maintained, the Organization reports expirations of donor restrictions when the donated or acquired assets are placed in service. Land and properties placed in permanent service/held in trust are typically encumbered at that time with a renewable 99 year ground lease that grants the lessee a 99 year interest in the land for a nominal fee so long as lessee meets charitable purpose requirements. Depreciation on buildings, improvements and equipment is provided on a straight-line basis over the estimated useful lives of the assets. Property and equipment consists of the following:

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to Financial Statements

5. PROPERTY AND EQUIPMENT

	2020	Additions	Deletion	2021
Furniture and fixture	$ 15,837	$ 5,929	$ 2,130	$ 19,636
Land	3,689,839	2,061,600	-	5,751,439
Build. / improvements	5,366,101	2,165,314	20,000	7,511,415
Sub total	9,071,777	4,232,843	22,130	13,282,490
Less: Accum. depr.	(1,652,827)	(149,132)	(2,059)	(1,799,900)
Balance	$ 7,418,950	$ 4,083,711	$ 20,071	$ 11,482,590

Depreciation expense for the year ended June 30, 2021 approximated $149,132.

6. NOTES RECEIVABLE

Beginning in 2008 the NCLT begin providing down-payment assistance loans at 3% simple interest to low-income purchasers of Community Land Trust units or similar restricted home ownership units through the NCLT CalHome Down-Payment assistance program, capitalized by restricted grants from the State of California CalHome Program. Currently all available funds have been distributed. All notes are due in full at the earliest of 30 years after origination or when the property is sold or refinanced by the household. All interest income and repayments from CalHome notes receivable are retained by the program and recycled as additional down-payment assistance loans per the 2008 NCLT DAP program and underwriting guidelines. As of June 30, 2021, the balance of notes receivable was $639,862.

7. FISCAL SPONSORSHIP PAYABLE

NCLT acts as a custodian/fiscal sponsor for nonprofit organizations of People of Color Sustainable Housing Network. Because NCLT does not have power over the use of the fund, it is considered agency transactions and not reflected on the Organization's statement of activities. Amounts received under this arrangement are reflected as a liability until the point when they are transferred to recipients. As of June 30, 2021 the fiscal agent on liability and its respective cash balance is $51,302.

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to Financial Statements

8. **LONG-TERM DEBT**

NCLT hereby promises to pay to the order of RE-Volv, a principal amount equal to $54,766.80 note dated April 4/17/2018 for 2425 California Leasing of Solar Panel Equipment, bearing interest at a rate of 0% per annum. The note matures December 6, 2027 (20 years lease) with payment of $177.62 a month dated April 17, 2018.-solar lease note.

$ 28,570

NCLT hereby promises to pay to the order of the Presidio Bank, a principal amount equal to $1,182,000 note dated 10/29/2014, bearing variable interest rate and due/ mature on October 29, 2024 with single payment of 868,417 for 3120 - 3130 Shattuck.

1,005,819

NCLT hereby promises to pay to the order of the Community Bank of the Bay, a principal amount equal to $135,000 note dated 5/1/1995 for 3011 Shattuck, bearing interest at a rate of 6% per annum. The note matures April 30, 2025.

128,837

NCLT hereby promises to pay to the order of the Duane Bay, a principal amount equal to $112,511.07 note dated 3/26/2015 bear with 4.5% simple interest per annum for 798 Green St. The note originally matures on March 26, 2020 and it was subsequently extended to March 26, 2024.

112,350

NCLT hereby promises to pay to the order of the Presidio Bank, a business loan agreement principal amount equal to $138,000 on note dated 1/5/2017 with for 1340-48 Blake St, bearing interest at a rate of 5.19% per annum. The note matures January 5, 2027.

126,862

NCLT hereby promises to pay to the order of Presidio Bank a variable interest rate BAM CAP note dated 1/5/2017 with principal amount equal to $25,000 for 1340-48 Blake St. The note matures January 5, 2027.

21,958

19

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to Financial Statements

8. **LONG-TERM DEBT (CONTINUED)**

NCLT hereby promises to pay to the order of the Presidio Bank, a principal amount equal to $499,017.68 dated 7/31/2017 for 2425 California St, bearing interest at a rate of 5.13% per annum. The note matures February 5, 2027.	$	463,020
NCLT hereby promises to pay to the order of the Presidio Bank BAM CAP LOAN, the principal sum of $30,000 note dated 1/25/2017 for 2425 California, bearing interest at a rate of 4.75% per annum. The note matures February 5, 2027.		26,500
NCLT hereby promises to pay to the order of Clearing House CDFI, the note dated 12/20/2016 of $390,000 for 486 361h St, bearing interest at a rate of 6% per annum. The note matures on 1/1/2044 with last single payment of 79,418.		367,548
NCLT hereby promises to pay to the order of the Presidio Bank, note dated 4/5/2019 with principal amount equal to $700,000 for 789 61 st St, bearing interest at a rate of 4.82% per annum. This note matures on April 5, 2024.		688,563
NCLT hereby promises to pay to the order of Steve S. Bautista Living Trust promissory note dated 10/14/2019 at 10th St, a principal amount equal to $650,000, bearing interest at a rate of 6.5% per annum. This note will be mature 10/14/2022 (repaid in September 2022).		650,000
NCLT hereby promises to pay to the order of Presidio Bank, note dated 10/2/2019 a principal amount equal to $1,235,000, with variable interest for 2323 10th Street. This notes matures October 2, 2029.		1,207,666
NCLT hereby promises to pay to the order of Community Bank of the Bay, a principal amount equal to $78,002,50 of PPP loan date 4/23/2020 bearing interest at a rate of 1 % per annum. This note may be forgiven in a future period.		116,917

20

115

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to Financial Statements

8. **LONG-TERM DEBT (CONTINUED)**

NCLT hereby promises to pay to the order of Small Business Administration, a principal amount equal to $150,000 of EIDL loan bearing interest at a rate of 2.75% per annum. This note matures May 25, 2050.

$ 150,000

NCLT hereby promises to pay to the order of Chase (original loaner is Home Savings of America) note dated 3/17/1995 with principal amount equal to $162,500 on adjustable interest rate for 2207 Haste. The note matures April 15, 2025.

90,354

NCLT hereby promises to pay to the order of Low Income Investment Fund, a principal amount equal to $728,414, bearing interest at a rate of 5.60% per annum. This note matures October 1, 2027 and is secured by the property located at 6106-6108 Hilton Street, Oakland, California. The terms of the agreement allow for a maximum borrowing limit of $1,600,000.

728,414

NCLT hereby promises to pay to the order of National Housing Trust Community Development Fund, a principal amount equal to $600,000, bearing interest at a rate of 4% for the first twelve months and 4.75% for the remainder of the loan per annum and is secured by the property located at 3269 Estates Ave, Pinole, California. This note matures April 14, 2026.

588,000

Subtotal long-term debt	6,501,378
Less current portion	(282,000)
Long-term	$ 6,219,378

Principal payments of long-term debt approximate the following:

Fiscal year ending June 30:

2022	$ 282,000
2023	966,000
2024	979,000
2025	1,050,000
2026	622,000
Thereafter	2,602,378
	$ 6,501,378

21

116

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to Financial Statements

9. **CONTINGENT MUNICIPAL DEBT PAYABLE**

NCLT hereby promises to pay to the order of the City of Berkeley, a principal amount equal to $969,692 note dated 9/1/2017, bearing interest at a rate of 3% per annum of a 55 years note for the Scattered Sites renovation projects. The note matures September 1, 2072.-Residual Receipt Loan.	$	969,692
NCLT hereby promises to pay to the order of the City of Oakland, a principal amount equal to $600,000 note dated 4/15/2019, bearing 0 interest per annum for 789 61st street, bearing interest at a rate of 0% per annum. The note matures April 25, 2074-Residual Receipt Loan.		600,000
NCLT hereby promises to pay to the order of the City of Berkeley, note amount of $154,000 dated 9/25/2000 for Haste Street House property. The note bears interest at a rate of 6% per annum and matures on September 25, 2030.		154,000
NCLT hereby promises to pay to the order of the City of Berkeley, note amount of $135,000 dated May 1, 1995 to provide home ownership opportunities for low-income persons located at 3011 Shattuck Avenue. The note bears interest at a rate of 6% per annum and matures on April 30, 2025.		135,000
NCLT hereby promises to pay to the order of the Alameda County Lead Poisoning Prevention Program loan, the amount of $4,500 to provide financial assistance to reduce lead hazards and creating leadsafe housing located at 3011 Shattuck Avenue dated 7/17/2007. The note bears interest at a rate of 0% per annum and is due upon sale, conveyance, assignment, hypothecation, or any transfer to any other parties.		4,500
NCLT hereby promises to pay to the order of the Alameda County Lead Poisoning Prevention Program and First American Title Insurance Company, the amount of $14,300 to provide financial assistance to reduce lead hazards and creating lead-safe housing located at 3011 Shattuck A venue. The note bears interest at a rate of 0% per annum and is due upon sale, conveyance, assignment, hypothecation, or any transfer to any other parties.		14,300

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to Financial Statements

9. **CONTINGENT MUNICIPAL DEBT PAYABLE (CONTINUED)**

NCLT hereby promises to pay to the order of the Alameda County Lead Poisoning Prevention Program, the amount of $12,600 to provide financial assistance to reduce lead hazards and creating lead-safe housing located at 486 36th Street. The note bears interest at a rate of 0% perannum and is due upon sale, conveyance, assignment, hypothecation, or any transfer to any other parties.	$ 12,600
NCLT hereby promises to pay to the order of the City of Berkeley, Note dated 10/23/1998 the amount of $154,000 to provide ownership opportunity for low-income persons located at 1314 Haskell Street. The note bears interest at a rate of 6% per annum. The first part of the loan $74,180 matures on September 23, 2008. Second part of the loan of $29,820 shall be repayable upon the initial sale of the housing unit, and the remaining $50,000 will be forgiven by the City upon the initial sale of all housing units.	74,719
NCLT hereby promises to pay to the order of the California Housing Rehabilitation Program, the amount of $440,000 note dated 3/16/1992 to rehabilitate located at 733 Baker Street. The note bears interest at a rate of 3% per annum and matures on March 16, 2042.	440,000
NCLT hereby promises to pay to the order of the City of Oakland, the amount of $2,400,000 plus interest at 3%. This note is secured by the property located at 6106 and 6108 Hilton Street, Oakland, California	2,400,000
NCLT hereby promises to pay to the order of the City of Berkeley, the amount of $44,076 plus interest at 4%. This note is secured by the property located at 2323 10th Street, Berkeley, California	44,076
Subtotal	4,848,887
Accrued interest	1,063,300
Long-term portion	$ 5,912,187

23

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to Financial Statements

9. **CONTINGENT MUNICIPAL DEBT PAYABLE (CONTINUED)**

Accumulated deferred and/or contingent interest under notes payable to the City of Oakland, City of Berkeley, City of San Francisco and State of CA under the development loans referenced below at rates of 3% to 6% simple interest.

The municipalities have indicated that the repayment of the above debt would occur if and when the NCLT sells the associated property, at which time the outstanding principal balance and related accrued interest would become payable. As such, the repayment is contingent upon NCLT's sale of the associated property which there is no current intent to do so and, as such, the NCLT has recognized the municipal debt as long-term.

10. **PRE-PETITION DEBT**

As of June 30, 2021, pre-petition debts consisted of the following:

Pre-petition debts	$	88,259
Post - petition int & fees		(31,417)
Pre-petition debts total	$	56,842

11. **CONCENTRATION OF CREDIT RISK**

NCLT receives significant financial assistance from local and state government agencies in the form of debt forgiveness and conversion to grants. The portion of this assistance secured by notes payable is described in Note 8, and shown on the balance sheet as a contingent liability. Additionally, portions of this assistance have been converted to grants, and have been reclassified to "Net assets with donor restriction."

Contingent guarantee total of $158,196 consisting of (Addison Court Cooperative of approximate $101,105 and approximate $57,091 for Fairview House Cooperative 1801-1805).

A loan irrevocably converted to a contingent grant in the amount of $112,600 secured by a note payable to the City of San Francisco under a housing site acquisition loan agreement, no interest accrues on the principal except in the event of default, as defined, of the terms of the agreement in which ~case interest will accrue at 10% from the February 10, 1998 agreement date and will become immediately due and payable along with unpaid principal, collateralized by deeds of trust.

24

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to Financial Statements

11. CONCENTRATION OF CREDIT RISK (CONTINUED)

Development loans converted to grants totaling $683,000 from the City of Berkeley and $250,000 from the City of Oakland for the development of the following home ownership and cooperative projects: Idaho Street, 1320 Haskell St, 1314 Haskell Street, 1801 Fairview Street, and Addison Street. In the event that both the individual projects and NCLT were to materially breach the grants terms (an action such as the non-permitted market rate transfer of the land held in trust) NCLT could be liable for repayment of the grant amounts.

Various loans agreement referred to in note 9 generally require compliance with specified terms and conditions and are subject to audit by the government agencies. Any findings of noncompliance resulting from such audits could affect the payment terms of the related notes. However, in the opinion of management, any potential findings of noncompliance, if any, would not have a material effect on the financial statements. A material default such as a non-permitted market rate transfer of properties could potentially trigger full repayment and other penalties.

The financial instruments, which potentially subject the Organization to concentrations of credit risk, consist principally of cash deposits held in interest and non-interest bearing accounts held in financial institutions. Cash deposits are insured by the Federal Deposits Insurance Corporation up to $250,000. The Organization maintains cash deposits at various financial institutions. Uninsured cash deposits and investments as of June 30, 2021 for NCLT is approximately $320,000.

12. CHAPTER 11 REORGANIZATION PLAN

As part of the reorganization the NCLT recognized a loss of $1,324,874 in 2010-11 for the close-out of former subsidiaries Mariposa Grove CLT Homes, LLC and Noodle Factory CLT Homes, LLC which are shown in the negative net equity of the organization.

Due to adverse development events resulting in the inability of prospective purchasers to complete purchase transactions of the NCLT's former subsidiary Noodle Factory CLT Homes, LLC the NCLT went through a successful Chapter 11 plan of reorganization. Key elements of the plan and case: Case # - 10-43343; Date of Filing- March 27, 2010; Date of Plan Confirmation - Dec. 10th, 2011; Date of substantial consummation and completion of initial disbursement to all unsecured creditors - June 26th, 2013. In the opinion of management, the plan as confirmed demonstrated the long-term fiscal and programmatic viability of the organization absent one-time extraordinary losses due to unforeseen adverse development conditions.

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to Financial Statements

12. CHAPTER 11 REORGANIZATION PLAN (CONTINUED)

The long-term and municipal debt schedules include sums due to unsecured creditors over the 20- year payment term of the plan. The plan requires the NCLT to make a total of $250,000 in payments to unsecured creditors within the next 20 years on a cash available basis, plus make full payment on all unsecured priority claims. As reported in its June 30, 2020 financial statements, the NCLT has substantially consummated the plan, having made payment in full to all priority unsecured creditors; settled $35,000 of unsecured claims at a rate of 20% payment, and, made an initial payment to all unsecured creditors representing 2 years of plan payments. These payments have been reported as a reduction of liabilities.

The entity received the court's final decree on April 2, 2014. Annual payment of $9,227 with a total remaining balance of $58,594 to general unsecured creditors during the bankruptcy proceeding is enforced and should paid off by 2032.

13. NON-OPERATING INCOME

Other income includes: Reorganization income -Non-cash re-valuations of debt reduced in chapter 11; net restricted income held in 733 Baker accounts; interest income from cash on hand.

14. NET ASSETS RELEASED FROM RESTRICTION

In 2021 net assets were released from donor restrictions by incurring expenses satisfying the restriction purpose as follows:

Emergency Rental Assistance Program	$ 78,381
The San Francisco Foundation	4,800
City of Berkeley pre development	44,075
Kataly Foundation and Estates Ave. Acquisition	70,000
Sustainable Prosperous Resilient Communities Challenge	225,000
Total	$ 422,256

26

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to Financial Statements

15. **LIQUIDITY AND AVAILABILITY**

For the purpose of analyzing resources available to meet general expenditures over a 12-month period, NCLT considers all expenditures related to its ongoing activities and pattern of income from grants, contracts, billable services, and investments. The Board of Directors meets quarterly and one of the purposes is to review NCLT's financial statements. The Finance Committee of the Board of Directors meets as needed for all financial aspects of the organization that may need special attention or action.

In addition to financial assets available to meet general expenditures over the next 12 months, NCLT operates with a balanced budget and anticipates collecting sufficient revenue to cover general expenditures.

As of June 30, 2021, the following financial assets could readily be made available within one year of the statement of financial position date to meet general expenditures:

Cash and cash equivalents	$	491,898
Restricted cash		302,015
Accounts Receivable		165,027
Subtotal		958,940
Restricted cash		(302,015)
Less those unavailable for general expenditures within one year		(29,624)
Financial assets available to meet cash needs for general expenditures within one year	$	627,301

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to Financial Statements

16. **NET ASSETS WITH DONOR RESTRICTIONS**

The Organization reports gifts of cash and other assets as restricted support if they are received with donor's stipulation limiting the use of the donated assets. When a donor's restriction expires, that is, when a stipulated time restriction ends or purpose restriction is accomplished, net assets with donor restriction are reclassified to net assets without donor restriction and reported in the statement of activities as net assets released from restriction.

Restricted net assets at June 30, 2021 are as follows:

Emergency Rental Assistance Program	$	29,624
Total	$	29,624

17. **GRANTS AND AWARDS**

As of June 30, 2021, the NCLT has been awarded the following grants and/or awards which will be recognized into income as the conditions relative to the grants and awards have been satisfied:

During September of 2020, NCLT was awarded a contract from the County of Alameda using a standard services agreement to provide technical assistance to create and launch the Supportive Housing Community Land Alliance (SHCLA). Funds are recognized as billed and $171,012 was recognized during the year ended June 30, 2021.	$ 998,001
In April 2021 NCLT was awarded a $100,000 grant #52544-0001 from the Local Initiative Support Corporation to provide Emergency Rental Assistance Program (ERAP) using a federal funds award to LISC ERA0003 in the amount of $100,000.	100,000
In May 2021, the NCLT was awarded a grant from the State of California Department of Housing and Community Development under its CalHome Program (contract 16029).	2,420,000
In May 2021, the NCLT was awarded a grant from the State of California Department of Housing and Community Development under its CalHome Program (contract 16194).	2,070,000
Other	23,056
	$ 5,611,057

28

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to Financial Statements

18. **RISKS AND CONTINGENCIES**

Interest-rate risk

Interest-rate risk is the risk that changes in market interest rates will adversely affect the fair value of an investment. Generally, the longer the maturity of an investment the greater the sensitivity of its fair value to changes in market interest rates. One of the ways that an entity manages its exposure to interest-rate risk is by purchasing a combination of shorter-term and longer-term investments and by timing cash flows from maturities so that a portion of the portfolio is maturing, or coming close to maturity, evenly over time as necessary to provide the cash flow and liquidity needed for operations.

Credit risk

Generally, credit risk is the risk that an issuer of an investment will not fulfill its obligation to the holder of the investment. This is measured by the assignment of a rating by a nationally recognized statistical rating organization.

Custodial credit risk

Custodial credit risk for deposits is the risk that, in the event of the failure of a depository financial institution, an entity will not be able to recover its deposits, or will not be able to recover collateral securities that are in the possession of an outside party. The custodial credit risk for investments is the risk that, in the event of the failure of the counterparty (e.g. broker-dealer) to a transaction, the NCLT will not be able to recover the value of its investment or collateral securities that are in the possession of another party.

Going concern

NCLT receives substantial amount of its support from local governments and contribution from public. A significant reduction in the level of these supports, if this were to occur, may have an affect on the NCLT's programs and activities.

Grant awards require the fulfillment of certain conditions as set forth in the instrument of grant. Failure to fulfill the conditions could result in the return of the funds to the grantors. NCLT deems this contingency remote since by accepting the grants and their terms, it has accommodated the objectives of NCLT to the provisions of the grants. NCLT's management is of the opinion that NCLT has complied with the terms of all grants and awards.

29

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Notes to Financial Statements

18. RISKS AND CONTINGENCIES (CONTINUED)

Going concern (continued)

The going concern basis assumes that the NCLT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Given the NCLT received certain awards during 2021, management believes that it will have sufficient capital to operate over the next twelve months, however, additional funding may be necessary to operate new or existing programs. The NCLT will need to continue to monitor its operating expenses and raise capital which may be impacted by uncertain market conditions, regulatory bodies and adverse results from economic conditions, the outcome of which cannot be predicted at this time.

Pandemic

In response to the Covid 19 crisis NCLT has put in place contingency planning to ensure uninterrupted operating cash flow including approval of loan deferments if needed for the majority of its loans with Presidio Bank and Community Bank of the Bay, creating capitalized rent reserves on new acquisitions, and close consultation with cities, funders and lenders to ensure assistance for any impacted residents.

19. SUBSEQUENT EVENTS

During May of 2022, NCLT received a commitment from the State of California Energy Commission for $1,000,000.

In September of 2022, the NCLT paid off the loan payable with an outstanding principal balance of $650,000 to the Steve S. Bautista Living Trust.

In November 2022, over a series of grant amendments, the grant relative to the Local Initiative Support Corporation to provide Emergency Rental Assistance Program (ERAP) was increased from $100,000 to an eventual total of $493,125.



Haynie & Company
(a professional corporation)

Certified Public Accountants and Management Consultants
4910 Campus Drive Newport Beach, California 92660-2119   (949) 724-1880   FAX (949) 724-1889

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL OVER FINANCIAL
REPORTING AND ON COMPLIANCE AND OTHER MATTERS BASED ON AN AUDIT OF
FINANCIAL STATEMENTS PERFORMED IN ACCORDANCE WITH GOVERNMENT
AUDITING STANDARDS

To the Board of Directors
THE NORTHERN CALIFORNIA LAND TRUST, INC.
Berkeley, California

We have audited, in accordance with the auditing standards generally accepted in the United
States of America and the standards applicable to financial audits contained in Government
Auditing Standards issued by the Comptroller General of the United States, the financial
statements of The Northern California Land Trust, Inc., which comprise the statement of
financial position as of June 30, 2021, and the related statements of activities and net assets
and cash flows for the year then ended, and the related notes to the financial statements, and
have issued our report thereon dated February 17, 2023.

Internal Control Over Financial Reporting

In planning and performing our audit of the financial statements, we considered The Northern
California Land Trust Inc.'s internal control over financial reporting (internal control) to
determine the audit procedures that are appropriate in the circumstances for the purpose of
expressing our opinion on the financial statements, but not for the purpose of expressing an
opinion on the effectiveness of The Northern California Land Trust, Inc.'s internal control.
Accordingly, we do not express an opinion on the effectiveness of The Northern California
Land Trust, Inc.'s internal control.

A deficiency in internal control exists when the design or operation of a control does not allow
management or employees, in the normal course of performing their assigned functions, to
prevent, or detect and correct, misstatements on a timely basis. A material weakness is a
deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable
possibility that a material misstatement of the entity's financial statements will not be
prevented, or detected and corrected on a timely basis. A significant deficiency is a
deficiency, or a combination of deficiencies, in internal control that is less severe than a
material weakness, yet important enough to merit attention by those charged with
governance.

Associated Offices
in Salt Lake City and
Ogden, Utah, and
Denver, Colorado

A member of PrimeGlobal (formerly the International Group of Accounting Firms)
USA • Canada • Worldwide

 PrimeGlobal

Internal Control Report
Page Two

Compliance and Other Matters

As part of obtaining reasonable assurance about whether The Northern California Land Trust, Inc.'s financial statements are free from material misstatement, we performed tests of its compliance with certain provisions of laws, regulations, contracts, and grant agreements, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly, we do not express such an opinion. The results of our tests disclosed no instances of noncompliance or other matters that are required to be reported under Government Auditing Standards.

Purpose of this Report

The purpose of this report is solely to describe the scope of our testing of internal control and compliance and the results of that testing, and not to provide an opinion on the effectiveness of the entity's internal control or on compliance. This report is an integral part of an audit performed in accordance with Government Auditing Standards in considering the entity's internal control and compliance. Accordingly, this communication is not suitable for any other purpose.

Haynie & Company

February 17, 2023
Newport Beach, California

THE NORTHERN CALIFORNIA LAND TRUST, INC.
Schedule of Residual Receipts
For the Year ended June 30, 2021

	2425 California	1340-48 Blake	733 Baker	789 61st. T.	3011 Shattuck	2207 Haste St.
Gross rental revenues	$ 129,560	$ 90,995	$ 75,080	$ 80,748	$ 90,042	$ 69,981
Vacancy losses	-	-	(19,512)	-	-	-
Net rental income	129,560	90,995	55,568	80,748	90,042	69,981
Other revenue	1,300	-	525	25	1,647	
Total operating revenue	130,860	90,995	56,093	80,773	91,689	69,981
Operating expenses	62,348	55,633	62,986	40,017	32,196	12,568
Depreciation expense	21,820	18,029	7,830	23,314	7,534	10,491
Operating profit	$ 46,692	$ 17,333	$ (14,723)	$ 17,442	$ 51,959	$ 46,922
Total operating revenue	$ 130,860	$ 90,995	$ 56,093	$ 80,773	$ 91,689	$ 69,981
Operating expenses	(62,348)	(55,633)	(62,986)	(40,017)	(32,196)	(12,568)
Other, debt service	(37,586)	(11,040)	-	(45,136)	(11,360)	(9,206)
Other, capital exp.	(51,561)	(4,862)	(55,425)	(12,084)	(1,572)	-
Required reserve deposits	(8,384)	(10,005)	(3,856)	-	(9,525)	(5,168)
Set-asides	-	-	-	-	(37,036)	(43,039)
Operating cash flow/surplus cash	$ (29,019)	$ 9,455	$ (66,174)	$ (16,464)	$ -	$ -
Replacement reserve, beginning	$ 13,923	$ 15,366	$ 42,398	$ -	$ 8,950	$ 5,743
Actual annual deposit	5,989	8,265	2,526	-	8,950	5,743
Interest earned	-	-	-	-	-	-
Withdrawals	-	-	(30,008)	-	-	-
Replacement reserve, ending	$ 19,912	$ 23,631	$ 14,916	$ -	$ 17,900	$ 11,486
Operating reserve, beginning	$ 9,555	$ 8,244	$ 11,641	$ -	$ 5,787	$ 5,787
Actual annual deposit	2,395	1,740	1,330	-	575	575
Interest earned	-	-	-	-	-	-
Withdrawals	-	-	-	-	-	-
Operating reserve, ending	$ 11,950	$ 9,984	$ 12,971	$ -	$ 6,362	$ 6,362

See Independent Auditors' Report on Supplementary Information.

Appendix 3 - Subscription Agreement

The Northern California Land Trust, Inc.



Subscription Agreement

Social & Climate Equity Notes (or "Notes")
Target Offering Amount of $945,000; Maximum Offering Amount of $1,300,000

5.0% Interest Rate per Year

Unsecured Debt

Maturity Date: 10/28/2033

Minimum Investment: $100

Incremental Amounts of $100

Accrued Interest Annually

Offering Period: October 2, 2023 to October 28, 2023

Please read and sign this Subscription Agreement promptly..

During the Offering Period, Investors can ask questions directly to the Company on the "Q&A" located on the Northern California Land Trust, Inc. Offering Page at www.raisegreen.com. Questions related to the function and process of the funding portal can be directed to Raise Green at investors@RaiseGreen.com.

1.   Offering.

This Subscription Agreement (this "**Agreement**") addresses the offer for sale (the "**Offering**") during the period from October 2, 2023 to October 28, 2023, subject to adjustment as described below (the "**Offering Period**", the last day of which is the "**Offer Close Dat**e") of up to $1,300,000 of unsecured debt securities (the "**Notes**") issued by The Northern California Land Trust, Inc., a California Corporation (the "**Company**"). This Agreement shall become effective (the "**Effective Date**") upon the date the Agreement is signed by an authorized representative of the Company and the Offeree (as defined below). The Notes will be issued on the Effective Date (the "**Issuance Date**"). "Business Day" shall mean any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, New York are authorized by law to close.

The terms of the Notes are set forth in "Terms of Securities" in the Form C submitted by the Company to the SEC, with a link to the Form C provided on Appendix 2 ("**Form C**", and, together with all related attachments and disclosures thereto, the "**Offering Disclosure Documents**"), and are summarized in Appendix 1 hereto.

The Notes are not being registered under the Securities Act of 1933, as amended ("**Securities Act**"), or under the securities laws of the State of California (or of any other state or jurisdiction), but rather are being offered by the Company pursuant to certain exemptions from registration under "Regulation Crowdfunding", as adopted by the U.S. Securities and Exchange Commission ("**SEC**") under the Securities Act of 1933 and the Securities Exchange Securities Act of 1934 (collectively, "**Regulation Crowdfunding**").

In accordance with Regulation Crowdfunding, the Company may elect to shorten the Offering Period by notice to the Offerees not less than five (5) Business Days prior to the new Offer Close Date if the Company reaches the target offering amount prior to the Offer Close Date.

The undersigned (the "**Offeree**") understands that during the Offering Period any material updates to the Offering (including changes to the Offer Close Date) will be communicated to the Offeree via email from Raise Green and will be available on the Company's Offering Page at www.raisegreen.com. The Offeree will be asked to reconfirm its investment commitment by responding to the email, or in another manner if outlined in the communication from Raise Green, and will not be required to reconfirm by re-signing this Agreement. If the Offeree has not responded to the email within five (5) Business Days of receipt, it will be presumed that the Offeree's investment commitment has not been reconfirmed.

2.   Subscription.

By signing this Agreement, the Offeree confirms that it wishes to subscribe for purchase of Notes in an original principal amount ("**Principal Amount**") as set forth on the Offeree signature page below. The

Offeree's obligation hereunder is unconditional, without limitation, and does not depend on the issue and sale of any other Notes to any other person or entity.

Subscriptions are generally allocated on a first-come, first-served basis, if interest in the Offering exceeds the minimum targeted offering amount. The Company is under no obligation to accept any additional subscriptions for the Notes once the Company has received subscriptions for the maximum offering amount.

The Offeree also understands that (i) the Company has the unconditional right, in its sole discretion, to accept, partially accept, or reject this subscription, or withdraw or abandon the Offering in whole, and (ii) this subscription is contingent on the Offeree qualifying under the suitability standards described in Section 6 below, signing this Agreement, and paying the Purchase Price.

The subscription is deemed to be accepted by the Company as of the Effective Date.

At any time up to 48 hours prior to the Offer Close Date, the Offeree may cancel any investment commitment made in connection with the Offering for any reason, in which case any amounts paid by the Offeree will be refunded to the Offeree in full (without interest).

3. Closing and Payment.

The Offeree's payment for the Notes shall be made to North Capital Private Securities (the "**Escrow Facilitator**") in immediately available funds (or other means approved by the Company prior to the Offer Close Date) the full purchase price for the Notes (the "**Purchase Price**") (for the avoidance of doubt, the Notes issued may be less or equal to the Offerees' investment commitment offer) equal to the 100% of Principal Amount thereof, and shall use reasonable efforts to do so prior to the Offer Close Date.

If the Company has accepted the Offeree's subscription, the Company will countersign this Agreement and issue the executed Notes (and deliver a countersigned copy to the Offeree within 25 Business Days of the Effective Date); the Escrow Facilitator will release the funds to the Company..

The Offeree understands that: (i) if its subscription is rejected in whole, or in part, or if the Offering is withdrawn, the funds that the Offeree has deposited constituting the Purchase Price will be refunded promptly without interest (the "**Rejection Date**"); and (ii) if the Offeree's subscription is accepted, such funds will be released to the Company as payment of the Purchase Price.

The Offeree understand that upon notice by the Company to the Escrow Facilitator that the subscription has been rejected in whole, or in part, or that the Offering is withdrawn, the Company shall have no liability for the refund of the appropriate funds to the Offeree after the Rejection Date or for any delay between the Rejection Date and when the funds are refunded.

4. Record of Purchase; Uncertificated Securities.

If the Offeree's subscription is accepted in whole or in part by the Company, the Company will execute the Agreement and issue the Notes and the Offeree will receive a signed counterpart of this Agreement as a record of the Agreement's execution and its purchase of the Notes. The Effective Date and Issuance Date may occur several days or more after the Offer Close Date.

The Offeree will also receive notice from the Company after the Effective Date of the digital entry of the Notes as reflected on the books and records of the Company.

The Company will maintain all books and records electronically. The Offeree hereby waives any right to receive a physical certificate representing the Notes and consents and agrees to the issuance of uncertificated Notes.

5. Representations and Warranties of the Company.

The Company represents and warrants to the Offeree with respect to the transactions contemplated hereby as follows:

(a) Organization and Standing

The Company is a California corporation duly organized and existing under the laws of the State of California and is in good standing under such laws. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b) Power

The Company has all requisite power to execute and deliver this Agreement and the Note, and to carry out and perform its obligations under the terms of this Agreement. This Agreement will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms.

(c) Authorization

The Notes, when authorized and issued in compliance with the provisions of this Agreement and the Appendices hereto, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; provided, however, that the Notes will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein.

6. Representations and Warranties of the Offeree.

The Offeree represents and warrants to the Company and Raise Green as follows:

(a) Suitability Standards

(i) the Offeree is familiar with and understands the business and financial position of the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Notes, all as described in the Offering Disclosure Documents;

(ii) the Offeree (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Notes;

(iii) the Offeree can bear the economic risk of the purchase of the Notes, including the total loss of the Offeree's investment in the Notes, and has adequate means for the Offeree's current needs and possible contingencies and has no need for liquidity in this investment;

(iv) any financial information that it has provided to Raise Green and in this Agreement accurately reflects its financial condition at the Issuance Date, and the Offeree anticipates no material adverse change to that condition;

(v) all of the information the Offeree has provided in this Agreement is complete, true, and correct in all material respects; and

(vi) Including the Purchase Price set forth on the signature page hereto, in the past 12-month period the Offeree has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding. Rule 100(a)(2) of Regulation Crowdfunding is included in Appendix 4 for reference.

(b) Disclosure of Information

(i) the Offeree has had access to such information concerning the Company and the Notes as the Offeree deems necessary to enable it to make an informed investment decision concerning the purchase of the Notes;

(ii) the Offeree has received and read the Offering Disclosure Documents (including without limitation any disclosure related to certain "risk factors" incident to an investment in the Notes) including all exhibits, appendices, attachments, and supplements thereto;

(iii) the Offeree has been offered the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs as the Offeree has requested;

(iv) in determining to purchase the Notes, the Offeree has not relied on the Company with respect to the legal, tax and other economic factors involved in this subscriptions and has relied solely upon the advice of the Offeree's independently sought legal counsel, accountant and other financial advisors with respect to the tax, investment, and other consequences involved in purchasing the Notes, and acknowledges that the information provided in the Offering Disclosure Documents does not constitute investment, accounting, legal, or tax advice from the Company or Raise Green; and

(v) The Offeree acknowledges that in the event of any differences between the terms provided in this Agreement and any of the terms described in any other documents, the terms and conditions of this Agreement shall prevail.

(c) Power & Authority

(i) if the Offeree is an individual, that that the Offeree (A) is at least eighteen (18) years of age; and (B) has the adequate means of providing for his or her current needs and all personal and business contingencies;

(ii) the Offeree has all requisite authority (and in the case of an individual, the capacity) to purchase the Notes, enter into this Agreement, and to perform all the obligations required to be performed by the Offeree pursuant to this Agreement, and such purchase will not contravene with any law, rule or regulation binding on the Offeree or any investment guideline or restriction applicable to the Offeree, and this Agreement constitutes the Offeree's valid and legally binding obligation, enforceable in accordance with its terms; and

(iii) the Offeree will comply with all applicable laws and regulations in effect in any jurisdiction in which the Offeree purchases or sells Notes and will obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Offeree is subject or in which the Offeree makes such purchases or sales, and the Company shall have no responsibility therefor.

(d) No Resale; No Withholding; Manner of Offering

(i) the Offeree is acquiring the Notes for its own account, not as nominee or agent, without a view to distribution or resale of any part thereof and that the Offeree has no present intention, agreement, or arrangement to sell, or otherwise transfer, distribute or dispose of any part of the Notes to any other person (other than as expressly permitted by law); and

(ii) the Offeree is not subject to backup withholding.

(e) Updates and Reliance

(i) the Offeree shall notify Raise Green at Investors@RaiseGreen.com immediately of any material change in any statement made by the Offeree in this Agreement occurring prior to the Effective Date; and

(ii) the Offeree understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Offeree to Raise Green and in this Agreement.

7.   Acknowledgements and Understandings of the Offeree.

(a) No Registration; No Reliance

The Offeree acknowledges and confirms to Raise Green and the Company that it understands the following:

(i) the Notes have not been registered under the Securities Act or the securities laws of any state (including without limitation the State of California);

(ii) no federal or state agency, including the SEC, has passed upon, or endorsed, the merits of this Offering or the accuracy or adequacy of the information contained in the Offering Disclosure Documents, or made any finding or determination as to the appropriateness of the Notes for public investment;

(iii) the Company has no obligation or intention to register any of the Notes for resale under the Securities Act or any state securities laws, or to take any action which would make available any exemption from the registration requirements of any such laws, and that the Offeree may be precluded from selling or otherwise transferring the Notes or any portion thereof unless the transfer is otherwise in accordance with such laws and the terms of the Offering Disclosure Documents; and even if the Notes were to become freely transferable, a secondary market in the Notes may not develop;

(iv) the Notes are characterized as "restricted securities" under the federal securities laws inasmuch as they are being or will be acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations such securities will be subject to restrictions upon their transferability; the Notes will not be, and the Offeree will have no right to require that they be, registered under such laws;

there is no public market for the Notes, and none is expected to develop; accordingly, it may not be possible for the Offeree to liquidate its investment in the Company;

(v)   in making a decision to purchase the Notes, it has relied solely upon the Offering Disclosure Documents and it is not relying and will not rely on any communication (written or oral) of the Company, Raise Green, or any of their respective affiliates, for purposes of making a decision to purchase the Notes; and

(vi) none of the Company, Raise Green or any of their respective affiliates has made any representation regarding the proper characterization of the Notes for purposes of determining the Offeree's authority or suitability to invest in them..

(b) Transfer Restrictions

(i)   the Notes are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Offeree may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 3 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions);

(ii) any transfer made in violation of the transfer provisions in this Agreement will be void;

(iii) the Company has not: (A) given any guarantee or effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Notes; or (B) made any representation to the Offeree regarding the legality of an investment in the Notes under applicable legal investment or similar laws or regulations; and

(iv) consequently, the Offeree will bear the economic risks of the investment in the Notes for an indefinite period of time.

(c) No Cancellation

The Offeree understands that it may not cancel, terminate or revoke this Agreement except (i) as set forth in Section 2 above, or (ii) as may be applicable in accordance with applicable securities laws, the Securities Act, or other applicable law, and that this Agreement will survive his or her death or disability and is binding on his or her heirs, executors, administrators, successors and assigns.

(d) Voting Rights

The purchase of Notes does not provide the Offeree with any voting or consent rights.

8.   Covenants of the Offeree.

The Offeree covenants and agrees as follows:

      (i)   the Offeree shall, within ten (10) days after the receipt of a written request from the Company, provide such information, and shall execute and deliver such documents, as reasonably may be necessary for the Company to comply with any and all laws and regulations to which the Company is subject;

      (ii)   for the first year after purchase of the Notes, the Offeree shall not sell, assign, pledge, give, transfer or otherwise dispose of the Notes or any interest therein, or make any offer or attempt to do any of the foregoing, except with the prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period; and

      (iii) after such one-year period, any agreement to transfer or sell the Notes is subject to prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period.

9.   Indemnification.

(a)   The Offeree acknowledges that he, she or it understands the meaning and legal consequences of the representations and warranties contained in this Agreement, and hereby agrees to indemnify, hold harmless and defend (i) the Company, (ii) the shareholders or other owners of the Company, (iii) Raise Green, and (iv) the other Offerees, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "Indemnified Parties"), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Offeree's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations, warranties and covenants made by the Offeree in this Agreement or in connection with any other Offering Disclosure Documents. In addition, the Offeree will be required to indemnify the Indemnified Parties for all costs, fees and expenses (including legal fees and disbursements) in connection with any damages resulting from the Offeree's misrepresentations or misstatements in this Agreement, or with the assertion of the Offeree's lack of proper authorization to enter into this Agreement or perform the obligations hereunder.

(b)   Notwithstanding the foregoing, nothing contained in this Agreement shall constitute a waiver by the Offeree of any of his, her or its legal rights under applicable U.S. federal securities and commodities laws or any other laws whose applicability is not permitted to be contractually waived.

10. Limitation of Liability.

(a)   The fullest extent permitted by applicable law: (i) in no event will the Company or any of the Company's officers, managers, principals, members, employees, agents, and other affiliates ("Company Parties") be liable for any indirect, special, incidental, consequential, or exemplary damages of any kind (including, but not limited to, where related to loss of revenue, income or profits, loss of use or data, or damages for business interruption) arising out of or in any way related to the investment in Notes or otherwise related to these terms, regardless of the form of action, whether based in contract, tort (including, but not limited to, simple negligence, whether active, passive or imputed), or any other legal or equitable theory (even if the party has been advised of the possibility of such damages and regardless of whether such damages were foreseeable); and (ii) in no event will the aggregate liability of the Company and the other Company Parties, individually or in the aggregate, whether in contract, warranty, tort (including negligence, whether active, passive or imputed), or other theory, arising out of or relating to these terms exceed the aggregate purchase price of the Offeree's Notes.

(b)   The limitations set forth in section 10(a) will not limit or exclude liability for the gross negligence, fraud or intentional, willful or reckless misconduct of the Company.

(c)   Some jurisdictions do not allow the limitation or exclusion of liability for incidental or consequential damages. Accordingly, some of the limitations of Section 10 may not apply to the Offeree.

11.   Information and Notices.

All notices and other communications provided for herein shall be in writing and are deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party specifies by notice in writing to the other):

If to the Company:

Name:	The Northern California Land Trust, Inc.
Address:	3120 Shattuck Avenue, Berkeley, CA 94705
Email:	investors@nclt.org
Attention:	Social & Climate Equity Notes

If to the Offeree, to the address set forth on the Offeree signature page hereto.

If at any time during the period that the Notes are outstanding the Offeree's contact information changes, the Offeree shall promptly notify the Company of such changes in writing.

12.   Miscellaneous.

(a) Entire Agreement

This Agreement together with the appendices, exhibits, schedules, and attachments hereto, represents the entire agreement between the parties and supersedes all prior agreements or understandings between the parties. All appendices, exhibits schedules, and attachments to this Agreement are incorporated in this Agreement as if set forth in full.

(b) Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

This Agreement and any and all claims and disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of California, without applying any conflict of law principles.

The parties hereby consent to the personal jurisdiction of all federal and state courts in the State of California and agree that venue shall lie exclusively in Alameda County, California.

EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING RELATING TO A DISPUTE AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO.

(c) Survival of Representations

All agreements, representations, warranties, and covenants made in writing by or on behalf of the Company or the Offeree in connection with the transactions contemplated by this Agreement, shall survive execution and delivery of this Agreement.

(d) Amendment and Waiver

(i)   Subject to clause 12(d)(ii) below, neither this Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any modification, change, discharge or termination is sought.

(ii)   Any term of the Notes may be amended or waived with the written consent of the Company and the Offerees of a majority of the outstanding principal amount of the Notes (the "Majority Holders"). Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the Offerees of, all of the Notes. The Company shall promptly give written notice thereof to each Offeree that has not previously consented to such amendment or waiver in writing, but the failure to give such notice does not affect the validity of such amendment or waiver.

(e) Binding on Successors; Restriction on Assignment

Except as otherwise expressly provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding on, the successors, assigns, heirs, executors, and administrators of the parties to this Agreement; provided however, that the Offeree may not assign any of its rights or obligations under this Agreement without the prior written consent of the Company, which may be withheld in its absolute discretion.

(f) Severability

If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(g) Headings

The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement.

(h) Fees and Expenses

Except as set forth in Section 9 of this Agreement, each party will pay the fees, expenses, and disbursements of its own counsel in connection with this Agreement and any amendments or waivers under or in respect to this Agreement.

(i) Counterparts

This Agreement may be executed by manual or electronic signature, in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

[Signatures Appear on Next Pages]
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, intending to be legally bound, the Offeree has executed this Subscription Agreement as of the date set forth below.

[Name of Offeree]

By (Signature*): _____

Print Name: _____

Date: _____

Notes (i.e. Principal Amount/Purchase Price) $_____

*By signing here, you represent that you are an "authorized signatory" for the account purchasing

Offeree's Notice Address:

      Offeree Name: _____

      Mailing Address: _____

                    _____

      Email: _____

      Attention: _____

[Subscription Agreement -- <u>Offeree Signature Page</u>]

The offer to purchase Notes as set forth on the Offeree Signature Page is hereby confirmed and accepted by the Company, unless otherwise noted below, (i) in the Notes Amount, and (ii) at the Purchase Price, each as set forth on the Offeree Signature page, as of the Effective Date.

Northern California Land Trust, Inc.

By: _____

Print Name: Suzanne Kim

Title: Director of Real Estate Development

Effective Date: _____

[Subscription Agreement -- <u>Company Signature Page</u>]

Appendix 1 - Terms of Notes

The Notes are being issued on the Issuance Date specified on the signature page hereto in connection with the securities offering by the Company in an aggregate principal amount of up to $1,300,000, pursuant to the terms of the Subscription Agreements (the "Subscription Agreements") between the Company and each holder of the Notes (each, a "**Holder**").

Maturity Date

The maturity date will be October 28, 2033, which is ten years from the Offer Close Date (the "**Maturity Date**").

Interest

The cash interest rate on the Notes is 5.0% per annum until the Maturity Date, calculated based on a 365-day year for the actual number of days elapsed. Interest will begin to accrue on the Notes starting on the Effective Date until the Notes are paid in full, subject to an Optional Redemption or Mandatory Repurchase or on the Maturity Date.

Payment of Principal and Interest

All accrued and unpaid interest and principal will be paid on the Maturity Date.

Interest will be paid to the Holder by the close of business immediately preceding the relevant interest payment date, if any, or immediately prior to the Maturity Date. If any interest payment date, the maturity date or any earlier Optional Redemption or Mandatory Repurchase of a Note falls on a day that is not a Business day, the required payment will be made on the next succeeding Business day with the same force and effect as if made on such scheduled payment date and no interest on such payment will accrue in respect of the delay.

Optional Redemption and Mandatory Repurchase

Prior to the Maturity Date the Company may, at its option, prepay the principal amount of the Notes in whole or in part (an "Optional Redemption"). The Company will use commercially reasonable efforts to provide written notice to the Holder at least ten (10) Business Days prior to any Optional Redemption.

Prior to the Maturity Date the Company shall prepay the principal amount of the Notes in whole (a "Mandatory Repurchase") as set forth below upon any Event of Default (as defined below).

With respect to any Optional Redemption or Mandatory Repurchase, the Company shall pay the sum of (i) 100% of the principal amount subject to such Optional Redemption or Mandatory Repurchase;

plus (ii) all accrued and unpaid interest on such principal amount, up to, but excluding, the redemption date.

Application of Payments

The Company shall pay all amounts due on the Notes in lawful money of the United States of America, in immediately available funds, at the place as the Noteholder may designate from time to time in writing to the Company or as specified in a subsequent notice. All payments shall be applied (i) to the Notes pro rata, based on the aggregate principal balance of all outstanding Notes, and (ii) with respect to each Note, first to interest due, and then to principal.

All Payments on Business Days; Payments to Holder on Record Date

If the Maturity Date or the date of any Optional Redemption or Mandatory Repurchase falls on a day that is not a Business Day, the required payment shall be made on the next succeeding Business Day.

All payments shall be made to the Holder on the Record Date with respect to such payment, as reflected on the books and records of the Company.

As used herein, "Record Date" means, with respect to the due date of any payment (whether or not it is a Business Day), the Business Day that is five (5) Business Days prior to such due date

Ranking

The Notes will be our unsecured obligations and will rank:

- senior in right of payment to all indebtedness that is expressly subordinated in right of payment to the Notes;
- equal in right of payment to all unsecured indebtedness that is not so subordinated;
- effectively junior to any secured indebtedness; and
- structurally junior to all indebtedness and other liabilities of the Company's future subsidiaries (including trade payables).

Subordination

All of the Holders' rights to payment of principal and interest are subordinated to the obligations of the Company under any other present or future indebtedness, including the indebtedness to be evidenced by the Predevelopment Loan to the Company by the City of Berkeley in the amount of $1,000,000 (the "**Loan**"). No payments of principal or interest will be paid by the Company on the Notes to any Holder if any of the Company's obligations under the Loan or any other indebtedness are past due.

Unsecured

The Notes are unsecured, which means that there is no specific collateral to which investors would have recourse to in the event that the Company is unable to meet its payment obligations but rather is a general obligation of the business of NCLT.

Events of Default

The occurrence of any of the following events constitutes an event of default (an "**Event of Defaul**t"): (i) the Company has breached a covenant in any material respect, and such breach remains uncured for thirty (30) days; (ii) the Company is adjudicated bankrupt or insolvent under the federal bankruptcy laws or any similar jurisdiction; or (iii) the Company has instituted proceedings to be adjudicated as a voluntary bankruptcy or file a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or makes an assignment for the benefit of creditors.

Appendix 2 - Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database. Type in The Northern California Land Trust, Inc. in the "company and person lookup" box.

The Company's Offering page that can be found on www.raisegreen.com has a Forum Section for Crowd and Company Live Questions and Answers!

Appendix 3 - Restrictions on the Transfer or Sale Of Securities

Within the First Year after the Purchase

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D (See Appendix 5), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Beyond the First Year after the Purchase

At any time after one year from when the securities were issued, the securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Appendix 4 - Non-accredited investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding

The following is an extract of 17 C.F.R. Part 227 - REGULATION CROWDFUNDING, GENERAL RULES AND REGULATIONS, which may be accessed in its entirety at https://www.ecfr.gov/current/title-17/chapter-II/part-227. Reference: 17 C.F.R. § 227.100(a)(2).

(2) Where the purchaser is not an accredited investor (as defined in Rule 501 (§ 230.501 of this chapter)), the aggregate amount of securities sold to such an investor across all issuers in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the 12-month period preceding the date of such transaction, including the securities sold to such investor in such transaction, shall not exceed:

> (i) The greater of $2,500, or 5 percent of the greater of the investor's annual income or net worth, if either the investor's annual income or net worth is less than $124,000; or

> (ii) Ten percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $124,000, if both the investor's annual income and net worth are equal to or more than $124,000;

> **Instruction 1 to paragraph (a)(2).** To determine the investment limit for a natural person, the person's annual income and net worth shall be calculated as those values are calculated for purposes of determining accredited investor status in accordance with § 230.501 of this chapter.

> **Instruction 2 to paragraph (a)(2).** A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such a joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor at that income or net worth level.

> **Instruction 3 to paragraph (a)(2).** An issuer offering and selling securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) may rely on the efforts of an intermediary required by § 227.303(b) to ensure that the aggregate amount of securities purchased by an investor in offerings pursuant to section 4(a)(6) of the Securities Act will not cause the investor to exceed the limit set forth in section 4(a)(6) of the Securities Act and § 227.100(a)(2), provided that the issuer does not know that the investor has exceeded the

investor limits or would exceed the investor limits as a result of purchasing securities in the issuer's offering.

Appendix 5 - Rule 501(a) of Regulation D

17 C.F.R. § 230.501 may be accessed at:

https://www.ecfr.gov/current/title-17/chapter-II/part-230/subject-group-ECFR6e651a4c86c0174/section-230.501

Appendix 4 - Offering Page

NCLT Video Transcript

0:00

NCLT has incubated, provided, and supported permanently affordable housing since 1973. We are

0:07

a community land trust that owns the land under housing and leases the land back to the housing

0:14

project. This allows households to build equity and protects them from speculation. For 50 years,

0:21

we have provided a range of permanently affordable housing solutions including

0:25

rental and ownership units. Guided by our vision, values, and mission,

0:30

we envision a world where everyone has affordable and sustainable places to live. We believe that

0:36

housing security provides stability for individuals and communities. We currently

0:41

steward units across 21 projects throughout the SF Bay area where over 80 percent of our

0:45

residents are BIPOC. In addition to housing, we train our communities, shape public policy,

0:49

and provide technical assistance to other CLTs (community land trusts).

0:52

We recently helped the first tenant purchase her foreclosed home under SB1079 in California.

0:58

Currently we are designing Woolsey Gardens which will be the first of its

1:02

kind in the U.S offering low-income households permanently affordable home ownership units.

1:11

I am NCLT. We are NCLT. I am NCLT. We are NCLT. I am NCLT.

1:21

I am NCLT. We are NCLT. I am NCLT. I am NCLT. I am NCLT. I am NCLT. Somos NCLT (I am NCLT).



Raise Green

Back to Offers

MANAGE   INVITE TO OFFER



Northern California Land Trust, Inc.

Social & Climate Equity Notes

A sustainable, long-term alternative to affordable housing in California.

$945K

Minimum Offering Size

$1.3M

Maximum Offering Amount

$1.3M
Maximum Offering
Amount

INVEST

OVERVIEW	BUSINESS PLAN	TERMS AND FINANCIALS	VIDEO	UPDATES	Q & A

Why Invest Now?

Partnerships, Projects & Product Development:

- During the past five years, NCLT has successfully raised nearly $23 million of capital to support its projects and initiatives. For Woolsey Gardens, it has already secured $2 million in commitments for predevelopment, which consists of a $1 million grant from the California Energy Commission to fund predevelopment activities and the approval by the City of Berkeley for a $1 million predevelopment loan from the City of Berkeley.
- A 50-year-old nonprofit providing, supporting, and incubating permanently affordable housing, the Northern California Land Trust ("NCLT") has recently launched its Project 2030, an NCLT initiative that seeks to move its entire portfolio from other energy sources (e.g., gas) to electricity.
- Woolsey Gardens, a first-of-its-kind multifamily project in the US, aims to be NCLT's first zero net energy project, targeting to offer all units for sale to low- to moderate-income ("LMI") households.
- Unlike traditional affordable housing projects, Woolsey Gardens is offering permanently affordable units for sale.
- Woolsey Gardens aims to not only provide a scalable alternative to affordable rental housing, but also offer LMI households a sustainable and long-term pathway to building generational equity.

Market Potential & Financial Projections:

- Demand for affordable housing is incredibly high, but the need for affordable, sustainable, and healthy housing is even greater.
- Providing LMI households with healthy homes and lower utility bills is a sustainable and equitable investment.
- The Notes would allow investors to receive a return of 5.0% per annum, as specified in the Offering Documents, while supporting the development and operation of affordable and sustainable housing.
- The Notes will have a 5.0% interest rate per annum, calculated on a 365-day year for the actual number of days elapsed. Interest will accrue on the Notes until the Notes are paid in full subject to an Optional Redemption or Mandatory Repurchase on the Maturity Date.

Financial Health & Previous Fundraising:

- NCLT generates revenue by owning and operating affordable housing and receiving related rent, leasing the ground underneath affordable housing owned by individual households or communities of households, securing grants to provide programs that support the households and communities housed and impacted by its real estate portfolio, and providing technical and consulting services to similarly aligned existing and emerging nonprofit housing organizations on a fee basis.

Need Help?

 

- NCLT would use the majority of funds to take out the current mortgage on the existing NCLT headquarters, which is also the site of Woolsey Gardens, facilitating this innovative project through predevelopment and development.
- The Company chose a 5.0% debt note. This structure allows investors to earn a 5.0% rate of return per year, paid at maturity, while supporting the development of affordable and sustainable housing.
- As the highest scoring team for the California Energy Commission EPIC Design Grant program, the company's team successfully secured a $1 million grant from the California Energy Commission to develop Woolsey Gardens.
- Recently, the City of Berkeley approved a $1 million predevelopment loan for Woolsey Gardens. Finally, Woolsey Gardens recently secured planning entitlements for Woolsey Gardens.
- NCLT is among the oldest community land trusts in the US.

Management Team's Experience & Capabilities:

- The company's development team has deep experience in microgrids, mass timber, sustainable HVAC systems, architecture, affordable housing, construction, and finance with confidence, expertise, and a demonstrable track record of developing successful and innovative multifamily communities.

Deal Terms

Security Type	**Target Offering Amount**
Debt - Note	$945,000
Min. Investment	**Increments**
$100	$100
Maturity	**Interest Rate**
4-Years	5.0%

See Terms Tab for more details

"NCLT is a steward, nurturing the long-term relationship between people and nature."

-1976 NCLT presentation

Spread the Word!





The Opportunity

As a local and regional leader in the Community Land Trust ("CLT") movement, NCLT aims to use the Woolsey Gardens project to accelerate the production of sustainable and financeable permanently affordable housing units for low- to moderate-income households as an alternative to affordable rental housing units. NCLT is currently preparing a case study for the Woolsey Gardens project and other project-related documentation that it expects to disseminate to other CLTs and other stakeholders in the affordable housing sector.

If built, NCLT expects Woolsey Gardens could be a first-of-its-kind housing project in the US, one showcasing zero net energy, mass timber construction, solar microgrid technology, enhanced passive house architecture, 100% permanently affordable ownership housing units, and LEED Platinum certification.

The goal of Woolsey Gardens is to provide an opportunity for low- to moderate-income households to own an energy-efficient housing unit and for existing nonprofit tenants to continue delivering critical services to the local community. Furthermore, the mission of Woolsey Gardens is to make the case for a viable alternative solution—one that is replicable, sustainable, and financeable—to address the critical affordable housing shortage crisis facing the San Francisco Bay Area and California.

Woolsey Gardens aims to be a replicable, sustainable, and financeable model for future mixed-use developments located on small, infill parcels near major transit hubs. Five anticipated primary goals of the project include the following:

- **100% Permanently Affordable Units**. By retaining the ground under the project, NCLT expects to assure that no units will become market-rate units—NCLT aims to target 100% of units to low- to moderate-income ("LMI") households, primarily targeting low-income (80% AMI) households.
- **100% Ownership Units**. Woolsey Gardens aims to offer 100% of the residential units as affordable ownership units, enabling households who have been displaced, an opportunity to return, to remain, and to build equity..
- **Sustainability / Zero Net Energy**. 100% of annual solar generation at the Project targets to offset 100% of annual expected electricity consumption by residents and commercial tenants. In addition, the Project anticipates featuring mass timber construction, enhanced passive house architecture, solar microgrid technology, LEED Platinum certification, and other resource-efficient technologies and strategies.
- **Community-Centered Spaces**. Woolsey Gardens intends to rent spaces to current nonprofit community organizations—the Homeless Action Center and the Long Haul Infoshop—so that they can continue providing important services to the community. The Project also aims to provide residents with two different outdoor garden spaces.
- **Replicability**. The Project aims to demonstrate a replicable, alternative solution to addressing affordable housing demand by (1) using small, infill lots (2) using mass timber construction to reduce construction time and staging area; (3) tapping alternative and less limited capital sources; and (4) prioritizing the long-term financial and environmental sustainability of housing by consciously recognizing carbon and operating costs and its particular impact on low-income households and communities.



Figure 1. Site in Current Condition



Figure 2. An early rendering of the Project. Please note this is not the final design of the Project, and it is speculative to state whether the final

constructed building will look exactly like this rendering.

To address the dual impacts of **gentrification** and **urban renewal**, low-income residents receive housing that is:

1. Safe
2. Stable
3. Affordable

Community Benefit

Woolsey Gardens aims to provide a sustainable alternative solution to the affordable housing crisis in California and the US. Many urban renewal projects, including some affordable housing projects, constructed during the past several decades have destroyed long-standing communities and forced out households, particularly low-income households and households of color. Because the project intends to be located in South Berkeley—once a historic Black neighborhood, Woolsey Gardens aims to address the impacts of gentrification and urban renewal by prioritizing displaced households.

The Project is aligned with the **right to return** and the **right to stay** policies are preference policies in which low-income residents who have been displaced or are at risk of displacement from Berkeley will be able to secure a safe, stable, affordable home in Berkeley. While NCLT and the Project are guided by these policies, these policies are not binding.

NCLT collaborates with existing community-based organizations to drive the success of the Woolsey Gardens project. Community organizations can assist the Woolsey Gardens project by, among other things, identifying and readying potential resident-owner households, developing and assessing energy efficiency and stewardship programs, providing social and political capital so that certain key ordinances facilitate the project's success, and securing funding and financing for the project.

Economic Value

Recognizing that housing stability is the cornerstone to local economic growth and potential, the project intentionally aims to provide positive and sustainable economic value to the community. Led by two emerging BIPOC professionals, Woolsey Gardens aims to provide the local community, community-based organizations, and other local firms an opportunity to contribute to project development, construction, and opportunity.

Importantly, the team estimates Woolsey Gardens, as currently designed, could reduce annual energy costs by over 75% and annual carbon emissions by over 60% versus a comparable code-compliant structure. Reduced utility bills and sustainable housing could result in healthier, more financially stable, and engaged households, which could have multiplier effects on the local economy.

   
As a pioneer, Woolsey Gardens intends to share its experiences with other affordable housing builders as well as regulatory bodies to facilitate the expansion of this mass timber building type across the State and beyond. Because of its strength and inherent fire resistance, mass timber offers an alternative to fossil fuel-intensive materials for many applications—including high-rises—and an opportunity to reduce the carbon footprint of the built environment.

Could reduce annual energy costs by **over 75%** and annual carbon emissions by **over 60%** versus a comparable code-compliant structure.



Raise Green

On Target to Achieve Green Features:

1. LEED Platinum certification.

2. Zero net energy draws at peak times.

3. Poised to be California's first Type IV-C project - delivering projects 25% faster.

4. Passive House Design principles.

5. ASHP water heating with advanced thermal storage & recovery.

6. Comprehensive zero net energy design.

Environmental Impact

As currently designed, the Project anticipates a number of green features including: (1) zero net energy design including a solar microgrid; (2) mass timber construction; (3) enhanced passive house architecture; (4) air-source heat pump ("ASHP") water system with thermal storage and waste heat recovery; and (5) demand reduction program. Along with other resource efficient design and strategies, NCLT and its project team believe that the building as currently designed is on target to achieve LEED Platinum certification (#1000176693), which is the highest level of LEED certification, a green building rating system that provides a framework for healthy, efficient and cost-saving green buildings.

Zero Net Energy Design. Annual production of Woolsey Gardens' solar panels should meet the expected annual electrical consumption of residential and commercial tenants. Because the number of solar panels is constrained by the lot size, the project team is focused on reducing the consumption of the residential and commercial building. First, the project team is employing passive building strategies to reduce consumption. Second, the project team is incorporating the latest technology and whole building systems to reduce consumption. Third, the project team is exploring programming to alter behavior of end users, including both residents and nonprofit commercial tenants. In addition, on-site photovoltaic array and associated battery storage would enable the Project to be on target to not make net energy draws from the grid during peak hours (4 PM to 9 PM) daily. As currently designed, the Project's critical, or "Tier 1" loads, such as those from the refrigerator, elevator/stairs, and other sensitive uses, are on target to be indefinitely powered, even in the event of an extended grid outage.

Mass Timber Construction. According to the WoodWorks Institute, Woolsey Gardens is on target to be the first Type IV-C project built in California. Mass timber, versus concrete or steel construction, reduces the embodied carbon of the building significantly. According to the American Wood Council, mass timber buildings are 25% faster to build than concrete or steel buildings. Other studies have claimed that mass timber buildings are 11% faster to build than steel construction. Higher efficiency in construction is one tool to produce more affordable housing quicker.

"Enhanced" Passive House Mechanical System. The project team opted for an "enhanced" passive house design, which is a highly energy efficient building standard that also promotes indoor comfort and acoustic insulation, because of its lower cost than that for geothermal. Acknowledging limitations with the 'classic' passive house approach—including external noise and outdoor air quality (wildfires), this approach allows for (a) comfort cooling even when windows are closed; (b) elimination of 85% of variable refrigerant flow fan coil units while mitigating the potential that internal unit temperature rise above 80°F; (c) good acoustical performance due to a lack of compressors within units; (d) fast response to occupant input; (e) reduced maintenance hassles due to centralization of equipment; and (f) energy efficiency target of 30% to 50% better than what is currently required under the building code.

ASHP water heating system with thermal storage & waste heat recovery. An ASHP is a heat pump that can absorb heat from air outside a structure and release it inside. Under the current design, ASHP water heaters are not activated during peak hours (4 PM to 9 PM) daily, which reduces the Project battery

Demand Reduction Program. A significant expected component of overall expected consumption is discretionary plug loads (such as sockets to plug in irons, computers, lamps, etc.). In order to meet the Project's zero net energy target, the team calculates the Project requires a 5% to 10% reduction in this source of consumption versus the expected, standard household. The project team is tackling this challenge with a combination of in-unit panels, illustrating the connection between real-time consumption and utility cost, and a sophisticated, robust incentive program to achieve zero net energy. The team is working with a renowned Behavioral Public Economist, Dr. Dmitry Taubinsky, from UC Berkeley and community-based organizations to create, implement, and calibrate financial incentives, social levers, and in-person workshops and training to meet zero net energy targets.

Other Impacts

NCLT expects that Woolsey Gardens will have a number of other meaningful impacts, including the following:

- **Higher and Better Use for Small, Infill Lots**. 8,000 to 10,000 SF sites—which are the size of parking lots or single-story commercial buildings—in urban areas are relatively abundant and inexpensive. Replacing underutilized lots with dense, mid-rise affordable multifamily projects like Woolsey Gardens not only could potentially increase property values of surrounding properties, but could also increase local property tax revenue, which is an important driver for local economic growth.
- **Increase Affordable Housing Production**. By offering a model to efficiently develop a dense multifamily building on a small, infill lot, Woolsey Gardens aims to accelerate the production of affordable housing in California.
- **Housing Choice**. The project aims to offer a diverse range of unit type options, accommodating diverse household types and living arrangements. In addition to the more conventional 1BR and 2BR homes ("limited equity housing condominiums"), the Project will also offer more novel cooperative homeownership units ("limited equity cooperative housing units"), which feature shared facilities like kitchens and other communal living spaces. Allowing for equity creation among a greater range of income brackets facilitates economic growth of the community as a whole.
- **Generational Wealth**. Affordable ownership of housing units can serve as a critical pathway for wealth creation and is fundamental to creating generational wealth.
- **Community Stability**. Ownership can lead to long-term household, home, and community stability. Community stability is viewed as an important driver of local economic development.
- **Better Health Outcomes**. Green buildings, such as Woolsey Gardens, can mitigate exposure to environmental pollutants and hazards and can help reduce the long-term impacts of climate change. Healthy residents are an important driver of local economic development.
- **Local Vendor Preference**. NCLT, and its project team, are committed to prioritizing local vendors (both for construction and other services when the project is placed into service) who are committed to hiring local residents and historically disadvantaged households in paid apprenticeship programs. Job development and job education pathways (such as apprenticeships) are key cornerstones to the stable economic development of the community.
- **Alternative Source of Capital**. The capital stack for permanently affordable ownership multifamily differs from that for affordable rental multifamily. Affordable ownership multifamily housing projects have access to additional grants and other funding sources to which affordable rental multifamily housing projects do not have access. Diversified sources of capital can increase production of affordable housing.
- **Entry into the New Climate Economy**. The New Climate Economy, as proposed by President Biden's Inflation Reduction Act, consists of growth sectors of the economy that address climate change. Providing local, historically disadvantaged households and communities access to the New Climate Economy, sets the groundwork for local economic development.

The Company

Established in 1973, The Northern California Land Trust ("NCLT") is a nonprofit corporation that incubates, provides, & supports permanently affordable, green ownership housing for low-income households, transforming housing as a building block of local community autonomy and agency. NCLT's mission is to incubate, provide, and support permanently affordable housing throughout the Bay Area. NCLT offers a wide-ranging menu of permanently affordable housing solutions.



Through its connection to the community, development services, property management, asset management and resident services, NCLT seeks to ensure the long-term financial and operational viability of the affordable housing portfolio. NCLT's operational and financial goals for its portfolio are to preserve and operate high-quality affordable housing while NCLT's property and asset management plans provide the framework for achieving this goal.

Team



Anne-Marie Flynn
Interim Executive Director



achieve transformative outcomes. She has more than 30 years as a non-profit leader and extensive experience in the affordable housing sector. Most recently, Anne-Marie served as the Interim Executive Director for Housing California and then stayed on to lead their annual conference planning through March 2023. Prior to her consulting work, Anne-Marie held the position of Community Development Officer at Mutual Housing California for nearly six years, leading a diverse team of 16 staff members in the work of community building, community organizing and program delivery for Mutual Housing's 20+ affordable housing communities. In this role Anne-Marie also led resource-development efforts and was an integral part of the Mutual Housing executive leadership team.



Suzanne Kim
Director of Real Estate Development

Suzanne is leading both current and prospective real estate development initiatives at NCLT. With over two decades of professional experience in areas ranging from finance, investment management, commercial real estate, environmental finance, renewable energy, conservation forestry, public policy, and environmental justice to architecture and construction, she provides NCLT with not only technical expertise but also with personal passion and commitment to implementing solutions endeavoring to secure sustainable, compassionate, and stable housing for low-income families. Suzanne received her A.B. from Dartmouth College and her Master in Public Policy and Urban Planning and Master in Architecture from Harvard University. She is a CFA charterholder as well as an FSA credential holder through SASB (Sustainability Accounting Standards Board, which is now part of the IFRS Foundation).





Justin Smith
Owner's Representative (Principal, Relequity)

Mr. Smith has more than 20 years of experience in multiple areas of the project management and construction industry including the management of both public and private development projects. Justin's involvement in these projects incorporates entitlements and design management, contract administration, on-site project management and controls, tenant improvement and close-out. His skills include project and cost controls, scheduling, claims analysis, design management and review, contract administration and negotiations. He has been the Project and Development Construction leader on over 1,500 units of multi-family and student housing construction. This includes projects at UC Berkeley, Union on Plum Fort Collins, CO and Hale Mahana HI. He has led the program and project management with the school site development team associated with the $440 million modernization bond program with Oakland Unified School District



Vivian Schwab
Project Construction and Development Manager

Vivian Schwab (she/they) is an architect, urban designer, and facilitator who has dedicated her career to promoting equity in the built environment. She is licensed in the state of California and previously worked at an affordable housing architecture firm in San Francisco. She is a former board member for the San Francisco Community Land Trust, and served as Board Secretary and Chair of the Buildings Committee. Vivian completed her Masters in Architecture from Rice University, where her focus on equity-oriented multi-family housing was fostered by research conducted in Hong Kong, Germany, Denmark, Sweden, France, Switzerland, and Ethiopia. Her research on climate adaptation and affordable housing has been published in various academic and industry journals. Vivian was born and raised in San Francisco, and still lives in San Francisco.





Ian Winters
Director of Incubation and Special Projects

Ian has recently transitioned to this role after serving as Executive Director of The Northern California Land Trust since early 2002. In this new role, he will bring technical and creative expertise, institutional memory, and relationships to incubation programs, project development, and financing. He is a long-term CLT & coop resident. Professionally, Ian has over 10 years of experience in sustainable construction and architecture as well as community activism and organizational development. He trained as a photographer/filmmaker and art/architectural historian at Tufts University and the Boston Museum School and took graduate-level architecture/design courses at the San Francisco Institute of Architecture. Outside of the CLT world he maintains an active life as a working artist.

Press

https://www.jessearreguin.com/newsletters-2/2023/6/21/affordable-housing-remembering-gus-newport-and-more-berkeley-news

https://sfyimby.com/2023/04/renderings-revealed-for-3120-shattuck-avenue-in-berkeley.html

https://www.berkeleyside.org/2023/04/13/south-berkeley-long-haul-northern-california-land-trust-homeless-action-center

https://www.energizeinnovation.fund/projects/berkeley-efficient-resilient-mixed-use-showcase-bermus

Risks and Disclosures

Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.

You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Investors should carefully read the Issuer's Offering Materials, including the Form C and this Offering Page. Investors should seek advice from a financial advisor and ask questions, if any, directly to the Company on the Forum Section on this Page. Raise Green does not provide financial, tax, accounting, or legal advice, and does not recommend any particular investment. Investors must take into consideration their own particular financial circumstances prior to investing.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Ability to Secure Required Permits and Approvals to Proceed with Construction

In August 2023, the Project secured entitlements to build the Project; however, it has not secured building permits nor sufficient financing to construct the Project. The Project is still in the predevelopment phases. If NCLT is unable to secure building permits from the City of Berkeley and approvals from the California Department of Real Estate and other local and state agencies, the Company will be unable to construct the Project.

Ability to Secure Sufficient Financing to Proceed with Development and Construction

The level of capital required to construct the Project is an amount greater than what NCLT has raised in the past. If it is unsuccessful in its capital raising plan, the Company will be unable to develop and construct the Project. In order to achieve the Company's near and long-term goals for the Project, the Company may need to procure funds in addition to the amount raised in the Offering. NCLT is pursuing a number of strategies to complete the capital stack for the project, including a number of sizable grants, construction loans from CDFIs, energy efficiency rebates, donations, and consultant fee discounts and concessions. At this time, the successful outcome of these strategies is highly speculative. If NCLT cannot successfully raise funds, it could affect payments on the Notes.

There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose all or a portion of his or her investment.

Breach of Contract

There is a possibility that there could be a breach of contract of third-party vendors that provide services to the Project, associated with the Company's projects or assets. This breach could result in a loss to the Company or delays in the Project.

Limited Project History

The Project is still in the predevelopment phase and has limited operating history and the Project is NCLT's first ground-up development project. There can be no assurance that the Project will be completed. The likelihood of success should be considered in light of the problems, expenses, difficulties, complications and delays that the Project may encounter. NCLT may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Project Goals

As described above, the Project has five primary goals, which are (i) 100% permanently affordable units, (ii) 100% ownership units, (iii) sustainability/zero net energy, (iv) community-centered spaces, and (v) replicability. It is possible that NCLT will not meet some or all of these goals and this may impact the viability of the Project or funding that the Project anticipates receiving in the form of grants or from other sources.

Reliance on Community Organization Assistance

Community organizations assist the Project by, among other things, identifying and readying potential resident-owner households, developing and assessing energy efficiency and stewardship programs, providing social and political capital so that certain key ordinances facilitate the project's success, and securing funding and financing for the project. While NCLT also undertakes various of the above duties, if the community organizations are not able to provide assistance, the Project may not achieve its stated goals or may not be viable due to a lack of qualified residents, a lack of necessary programs, or a lack of funding or financing. NCLT expects continued assistance from the community organizations that it works with; however, the relationships are informal at this time and could terminate for any reason.

Ability to Secure Eligible Homebuyers for the Project

NCLT may not be able to secure eligible homebuyers to purchase all of the units in the Project once the Project is complete. In selecting homebuyers, NCLT looks to find homebuyers who are seeking affordable housing and who are committed to participating in certain NCLT initiatives to assist

  

less than anticipated or its ability to use unit sales to take out construction financing may be impaired.

Increases in the cost of raw materials, or supply disruptions, could have a material adverse effect on the Project.

The costs of materials may increase due to increased tariffs or shipping costs or reduced supply availability of materials more generally. Disruptions in supply could result in delays in our production line, delaying delivery of products. Any increase in costs or disruptions in the supply chain could increase the cost to complete the Project and could cause delays.

Reliance on Third-Party Contractors and Consultants

The Company depends on third-party contractors and subcontractors to develop and construct the Project. The Company's ability to meet obligations may be adversely affected if consultants and contractors do not perform the agreed-upon services in compliance with requirements and in a timely and cost-effective manner. The Company's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.



NCLT's ability to repay principal and pay interest on the Notes available in this Offering depends on its ability to generate revenue. Since the ability to repay principal and pay interest on the Notes in this Offering is not dependent on the Project, but rather operations of NCLT as an entity, prospective investors must also consider NCLT's viability and revenue generating potential. A large portion of NCLT's gross operating revenue is derived from collecting rents from residents, ground leases, and nonprofit commercial tenants. There is a risk that this revenue stream could be disrupted or could decrease. For example, during COVID-19, local and state enacted additional laws to protect vulnerable populations, which directly impacted NCLT's ability to collect rent as its residents are largely low-income households. Even without such laws in place today, tenant protection laws especially affecting vulnerable populations may continue to impact NCLT's ability to collect rents.

Inability to Secure Operating Grants

NCLT also relies on operating grants to help run its organization and maintain operations at its properties. Its ability to secure grants depends on its ability to allocate sufficient staff time for fundraising activities and the financial condition and values of foundations, agencies, and other donors. The Company's future success in securing grants is uncertain. If the Company cannot secure grants, it may ultimately affect the Company's ability to generate revenue through which it pays principal and interest on the Notes in the Offering.

Several Projects Under Development

During the past five years, the pace for acquisitions increased significantly, and NCLT acquired its two largest projects. These two projects are currently in the pre-development stage. Due to cost escalations and investigative work that found the list of necessary repairs greater than anticipated at acquisition, NCLT is in the process of securing additional municipal funding from the City of Oakland and the City of Berkeley. However, if NCLT is unable to secure sufficient additional funding, it may affect the Company's cash balance and its ability to pay principal and interest on the Notes in the Offering.

NCLT has a number of other projects that rely on various sources of funding. To the extent any of these funding sources does not materialize as anticipated or if any projects encounter additional unexpected costs, this may affect the Company's cash balance and its ability to pay principal and interest on the Notes in the Offering. Additionally, capital improvement projects on existing properties may present unexpected, yet necessary, repairs. Such repairs could impact NCLT's cash balance and its ability to pay principal and interest on the Notes in the Offering.

Previous Bankruptcy

The Company previously filed for Chapter 11 bankruptcy in March 2010 in the United States Bankruptcy Court for the Northern District of California. The case was discharged in April 2014.

Key Personnel

The Company is fundamentally dependent on its board and other key personnel. If anything catastrophic were to happen to the Company's key personnel, or the Company is unable to recruit qualified board members, executive officers, and key employees, it may not be successful. In addition, to be successful, the Company needs people to run its day-to-day operations. As the Company grows, it may on occasion need to attract and hire new or additional key personnel or contract for additional services like marketing, sales, development, finance, legal, and others. The Company may also make hiring mistakes, which could adversely affect its business, financial condition, and operating results.

NCLT's Executive Director for the past 20 years, Ian Winters, recently stepped down from his role as Executive Director. As the head of the organization, the Executive Director has a significant role in shaping the direction, priorities, and culture of the organization. Mr. Winters remains involved with NCLT in a special projects capacity and continues to devote roughly 20 hours each week to NCLT projects. Currently, Anne-Marie Flynn is serving as Interim Executive Director and a search is underway for her replacement. NCLT expects whoever is selected will have a meaningful impact on the organization and the change in leadership has the potential to disrupt NCLT's operations. However, Mr. Winters has provided continuity by remaining employed by NCLT in his new capacity.

  

The Company is subject to legislation and regulation at all levels of government—federal, state, and local. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings could change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on Company business.

Reliance on Contractors and Consultants

The Company depends on third-party contractors and subcontractors to maintain the performance of its properties and the equipment critical to maintaining them. The Company's ability to meet obligations to customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. The Company's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

Cybersecurity incidents could disrupt our operations or result in the loss of critical and confidential information

The Company faces growing risks and costs related to cybersecurity threats to its operations, its data, and residents' data. These threats may include computer malware, ransomware, insecure software and systems, or disruption to the municipalities in which the Company operates or of third-party vendors who provide critical services. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its residents or other third-parties, create system disruptions, or cause shutdowns. A disruption or failure of the Company's information databases or those of third parties could cause breaches of data security, loss of critical data and performance delays, which could adversely affect its projects.

NCLT's operations require the collection, transmission and retention of personally identifiable information, in various information technology systems maintained by us or third parties. Resident's information collected by the Company may be subject to certain data privacy regulations and requirements. A breach in the security of NCLT's information technology systems or those of its service providers could lead to an interruption in the operation of its systems, resulting in an interruption of the services NCLT provides and/or an interruption of the development of the Project. Additionally, a cybersecurity incident that compromises resident's data could result in fines, legal claims or proceedings.

NCLT Could be the Target of Fraud

NCLT relies on residents to verify or self-certify their income level to qualify for low-income housing. If potential residents fraudulently verify or self-certify their income levels, this could negatively impact funding from various funding sources and could affect NCLT's funding and overall revenue.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the Project or other assets, equipment, or progress related to the Project or other projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact revenue generation for the Company. While certain assets may be the subject of insurance policies, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project. Any resulting losses would harm the Company and its ability to support the Project.

General Economic Conditions

The success of the Company can be impacted by general economic conditions—adverse economic conditions could impact the Company's ability to grow sales and collect revenue from its contracts. The company may lose existing customers as a result of an economic downturn. The company may need to reassess its business model and growth plans in response to a recession, depression, or other negative economic trends.





The Company's business objectives are highly speculative. No assurance can be given that a Noteholder will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

The Notes are Subordinated to other Obligations of NCLT

Payment of principal and interest on the Notes being offered pursuant to this Offering are subordinated to obligations of the Company any other present or future indebtedness, including, but not limited to, the indebtedness described below under "Outstanding Indebtedness" and the

Office	Get In Touch	About Us	Get Funded	Legal
444 Somerville Ave, Somerville MA 02143	Send A Message	FAQ's Blog Resource Center Jobs Impact Partner Program Partners and Press	How To Invest How To Raise Capital Invest Today Referral Program Request A Project Consultation	Terms & Conditions Privacy Policy

Subscribe to Our Newsletter

Email*

Send



< Back to Offers

MANAGE INVITE TO OFFER


OPTION TO PURCHASE

TIME REMAINING
25 Days 06 Hours 57 Mins

$1.3M
Maximum Offering Amount

INVEST

Northern California Land Trust, Inc.

Social & Climate Equity Notes

A sustainable, long-term alternative to affordable housing in California.

$945K
Minimum Offering Size

$1.3M
Maximum Offering Amount

OVERVIEW | BUSINESS PLAN | TERMS AND FINANCIALS | VIDEO | UPDATES | Q & A

Business Plan

Need Help?

NCLT believes that housing security lays the ground for individual, household, and community stability.

Differentiation

NCLT's goal is to make homes permanently affordable in the SF Bay area through the community land trust ("CLT") model. NCLT supports long-term success of the CLT homeownership model through the direct stewardship of CLT homes in its portfolio and the incubation of the CLT model across California. NCLT envisions a world where everyone has affordable, secure, and sustainable places to live, thereby enabling long-term stability for individuals, households, and communities.

Since 1973, NCLT has provided permanently affordable housing for low-income households and households that primarily represent marginalized groups. Currently, NCLT manages housing units (both rental and ownership units) across 21 projects in the SF Bay area, provides support for residents to become leaders and stewards of housing in their communities, helps shape strategic public policy from time to time, operates a down payment assistance program for prospective homeowners, advises and incubates other CLTs, and partners with other community organizations and municipalities to provide permanently affordable housing.

Established in 1973, NCLT is a nonprofit community land trust whose mission is to incubate, provide, and support permanently affordable housing throughout the Bay Area. NCLT offers a wide-ranging menu of permanently affordable housing solutions.

Through its connection to the community, development services, property management, asset management and resident services, NCLT supports the long-term financial and operational viability of the affordable housing portfolio. NCLT's operational and financial goals for its portfolio are to preserve and operate high-quality affordable housing while NCLT's property and asset management plans provide the framework for achieving this goal.

NCLT currently stewards 112 permanently affordable units across 21 projects. Importantly, NCLT is currently targeting to move its entire portfolio from other energy sources (e.g., gas) to electricity by 2030.

Core NCLT activities include the following:

- **Ownership**. NCLT not only owns the land underneath its housing communities but also manages a portfolio of rental units and facilitates the sale of affordable units.
- **Stewardship**. NCLT provides long-term stewardship, training and support to our communities with a goal of ensuring that owners and communities can be successful. NCLT also assists with transfers of property interests, implements resident engagement activities, and provides other services that support residents through challenging macroeconomic and personal events.
- **Advocacy**. NCLT has led and participated in several critical and successful public policy campaigns. NCLT has also led the creation of local and statewide CLT networks, including the California Community Land Trust Network.
- **Technical Assistance**. Over the past decade, NCLT has incubated CLTs and has provided over $1.5 million in technical assistance services to potential and existing community-led housing organizations.

Revenue

NCLT earns income through rental projects, ground leases, technical assistance, various housing-related initiatives and programs, and grants. In connection with the Woolsey Gardens project, NCLT expects to earn income through the ground leases and management agreements with condos, cooperatives, and nonprofit commercial units. In addition to Woolsey Gardens, which is a ground-up development project, NCLT is rehabilitating a number of larger projects which NCLT anticipates will result in higher net operating income in the medium term. Please note that as a nonprofit, NCLT's mission is to incubate, provide, and support permanently affordable housing, not to maximize net operating income; however, NCLT views maximizing a stable level of net operating income as a means to fulfilling its mission in the long term.

Customers

Our target population is low-income households.

NCLT currently manages 112 permanently affordable units (both rental and ownership) across 21 projects in the SF Bay area.

Operations

Established in 1973, NCLT is a nonprofit community land trust whose mission is to incubate, provide, and support permanently affordable housing throughout the Bay Area. NCLT offers a wide-ranging menu of permanently affordable housing solutions. Through its connection to the community, development services, property management, asset management and resident services, NCLT supports the long-term financial and operational viability of the affordable housing portfolio. NCLT's operational and financial goals for its portfolio are to preserve and operate high-quality affordable housing while NCLT's property and asset management plans provide the framework for achieving this goal.

Partners

The following firms are project team members of the Woolsey Gardens project:

- **Solomon Cordwell Buenz ("SCB")/Architect of Record**. SCB architecture, an established national commercial architecture firm founded in 1931, has a track record of building mid- to high-rise multifamily buildings in the seismically and regulatory challenging San Francisco Bay area. In addition, SCB is deeply committed to sustainable design, having been one of the first signatories of the American Institute of Architects' 2030 Challenge and the AIA Materials Pledge. SCB has over 100 LEED-accredited professionals and a current portfolio of 160 LEED-certified or in-certification projects. SCB's firmwide sustainability action plan in 2022 to prioritize the most relevant sustainability-related challenges facing our industry today, with a focus on projects that achieve net-zero energy, water, and carbon goals, while also promoting resilient environments that support human health and wellness and can adapt to a changing climate. Notably, SCB is the architect for Hayes Point, the first all-electric mixed-use development in the US, scheduled for completion in 2025. The project features 228,000 SF of commercial office space, 333 condominiums (of which 25 percent will be affordable housing), 6,400 SF of retail space, and a public lobby space. In all, SCB is eager to design a structure using mass timber and has another project under development.
- **PAE Engineers/MEP Engineer**. PAE provides mechanical, electrical and plumbing engineering ("MEP") design services as well as technology and lighting design. PAE Engineers are versed in sustainable certifications such as LEED and passive housing. PAE Engineer's key mechanical, electrical, and plumbing

Timberlab/Construction Services (Mass Timber). Timberlab is a group of construction practitioners that provides engineering, procurement, fabrication and installation services for sustainable mass timber projects. Timberlab integrates mass timber into a commercial building, coordinating the timber structural system with the other building systems, in a cost effective and efficient manner. Timberlab's mission is to accelerate the mainstream adoption of mass timber in the US commercial construction market to benefit the planet and its people.

- **Swinerton Builders/Preconstruction Services**. Swinerton is a national construction company with experience in the mass timber general contractor space and provides commercial construction and construction management services throughout the United States. Swinerton has successfully delivered challenging mass timber projects throughout the country.
- **Clean Coalition/Solar Microgrid Consultation Services**. Clean Coalition is a nonprofit organization whose mission is to accelerate the transition to renewable energy and a modern grid through technical, policy, and project development expertise. Clean Coalition has provided technical, policy, and project development expertise for the Woolsey Gardens' solar microgrid system.
- **Rhoades Planning Group/Planning Consultants**. Rhoades Planning Group ("RPG") is a real estate consultancy that offers urban planning, design, and entitlements expertise for infill and affordable mixed-use development projects. RPG provides a range of planning and development services for private, nonprofit and public sector clients based on its knowledge of the policy, zoning and economic realities of designing and building sustainable mixed-use projects. RGP has provided technical planning expertise, enabling the Project to be entitled.
- **Relequity/Preconstruction Services**. Relequity is a commercial real estate investment and property management firm that specializes in multifamily real estate throughout the United States. It provided technical expertise on project development.
- **Tipping Structural Engineers/Structural Engineering**. Tipping is a local structural engineering firm that aims to create sustainable solutions to minimize the environmental impacts of construction. Tipping Structural has engineered mass timber structures that have been successfully built in the seismically challenging San Francisco Bay Area.
- **BKF Engineers/Civil Engineering**. BKF provides civil engineering, land surveying, and land planning services for government agencies, institutions, developers, design professionals, contractors, school districts, and corporations. BKF Engineers facilitates permitting and expertise requirements of projects and provides a number of specialty services, including Agency permit expediting, grant and funding strategies, sustainable infrastructure, and site accessibility consulting. BKF Engineers has provided expert civil engineering consulting for the Project.
- **Rockridge Geotechnical/Geotechnical Engineering**. Rockridge provides geotechnical engineering solutions for structures supported on the widely varying subsurface conditions throughout the San Francisco Bay Area. Rockridge Geotechnical assists clients in every phase of projects from the due diligence for land acquisition to planning through entitlement, permitting, engineering design, and construction. Rockridge Geotechnical has provided geotechnical engineering consulting for the Project.
- **Groundworks Office/Landscape Architecture**. Groundworks is a landscape architecture firm that offers services ranging from site analysis, conceptual design to construction documentation. Groundworks Office is based in Berkeley and regularly works with neighborhood groups, local agencies and municipal departments. Groundworks Office has provided landscape architecture consulting for the Project.
- **Holland & Knight/Legal Services**. Holland & Knight has provided expert legal services, especially in the area of financing and real estate, for the Project.
- Wilson Sonsini Goodrich & Rosati/Legal Services. Wilson Sonsini Goodrich & Rosati is a law firm that has provided expert legal services, in the area of renewables financing and crowdfunding financing, for the Project.
- **The Woolsey Gardens Community Advisory Board**, consisting of local community leaders, and The Woolsey Gardens Technical Advisory Committee, consisting of California members in the areas of affordable housing finance, construction, green technology, development who have provided advice and support for the project.
- **Local and Regional Community organizations** have provided letters of support to NCLT in favor of the project. Certain of these organizations have also

---

Office	Get In Touch	About Us	Get Funded	Legal
444 Somerville Ave, Somerville MA 02143	Send A Message	FAQ's Blog Resource Center Jobs Impact Partner Program Partners and Press	How To Invest How To Raise Capital Invest Today Referral Program Request A Project Consultation	Terms & Conditions Privacy Policy

Subscribe to Our Newsletter

Email*

Send



OVERVIEW   BUSINESS PLAN   **TERMS AND FINANCIALS**   VIDEO   UPDATES   Q & A

INVITE TO OFFER

TIME REMAINING
25 Days   06 Hours   56 Mins

$1.3M
Maximum Offering Amount

INVEST

Northern California Land Trust, Inc.
Social & Climate Equity Notes
A sustainable, long-term alternative to affordable housing in California.

$945K
Minimum Offering Size

$1.3M
Maximum Offering Amount

Terms

Security Type: Social and Climate Equity Debt Note

Interest Rate: 5.0%*

Additional Investment Increments: $100

Minimum Investment Amount: $100

Expected Return: 5%

Payment Frequency: Annually*, Fully Amortizing

Maturity: October 28, 2033 (10 Years)

Minimum Offering Amount: $945,000

Maximum Offering Amount: $1,300,000

Offering Period: 10/02/2023 - 10/28/2023

*Interest will be calculated on a yearly basis of a 365-day year at a rate of 5.0% per year. Interest will accrue on the Notes starting one day after Offer Close Date until paid, either on the Maturity Date, or pursuant to an Optional Redemption or Mandatory Repurchase.

Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database. [link here in final steps]

Hypothetical Repayments Chart (Debt Only)

Investors are often curious how a hypothetical investment in this security could perform. Below we have created a sample chart demonstrating how the Company expects investments of various sizes to accrue interest and be repaid.

Investment Amount	Annual Payments	Full Repayments
$100.00	$5.00	$150.00
$500.00	$25.00	$750.00
$1,000.00	$50.00	$1500.00
$5,000.00	$250.00	$7500.00

Need Help?

   
STATEMENT OF FINANCIAL POSITION	FY 2022 (06/30/22)	FY 2021 (06/30/21)
ASSETS		
Current assets		
Cash	$590,640	$494,912
Restricted cash	$316,272	$299,001
Accounts receivable	$523,725	$165,027
Employee retention credits receivable	$331,080	$0
Other current assets	$30,312	$24,677
Total current assets	**$1,792,029**	**$983,617**
Property & equipment, net of accumulated depreciation	$12,146,695	$11,482,590
Contribution receivable	$1,080,000	$0
Notes receivable	$605,393	$639,861
Total assets	**$15,624,117**	**$13,106,068**
LIABILITIES & NET ASSETS		
Current Liabilities		
Accounts payable	$52,442	$16,867
Current portion of long-term debt	$282,000	$282,000
Tenant security deposits, and other liabilities	$229,739	$264,337
Total current liabilities	**$564,181**	**$563,204**
Long-term debt, net of current portion	$6,836,663	$6,219,378
Contingent municipal debt payable and accrued interest	$6,281,803	$5,912,187
Pre-petition debt payable	$39,839	$56,842
Total liabilities	**$13,722,486**	**$12,751,611**
Net assets		
Without donor restrictions	$735,574	$324,833
With donor restrictions	$1,166,057	$29,624
Total Net Assets	$1,901,631	$354,457
Total Liabilities & Net Assets	**$15,624,117**	**$13,106,068**

Table 2. Financial Statements from the most recent two fiscal years, FY 2022 and FY 2021, were taken from NCLT's FY 2022 Audited Financials. For full financial statements, please see the Form C.

STATEMENT OF ACTIVITIES AND NET ASSETS	FY 2022 (06/30/22)	FY 2021 (06/30/21)
Public support and revenue		
Grants and contributions	$1,827,929	$561,548
Interest income	$12,798	$13,436
Rental income	$1,212,718	$1,100,915
Land leases	$20,287	$20,474
Other	$930,932	$356,029
Net assets released from restrictions	$0	$0
Total public support and revenue	**$4,004,664**	**$2,052,402**
Expenses		
Program services	$2,056,059	$1,487,459
Management and general	$390,077	$217,420
Fundraising	$11,354	$0
Total expenses	**$2,457,490**	**$1,704,879**
Change in net assets	$1,547,174	$347,523
Net assets (deficit), beginning	$354,457	$6,934
Net assets (deficit), ending	**$1,901,631**	**$354,457**

Table 3. Statement of Activities and Net Assets, FY 2022 and FY 2021 (From NCLT's FY 2022 Audited Financials).

Increase in net assets	$1,347,174	$347,323
Items not requiring cash:		
Depreciation	$184,823	$149,132
(Increase) decrease in:		
Accounts and contributions receivable	($1,438,698)	($84,893)
Employee retention credits receivable	($331,080)	$0
Other current assets	($5,635)	($11,014)
Notes receivable	$34,468	$2,740
Increase (decrease) in:		
Accounts payable	$35,575	($19,594)
Tenant security deposits and other liabilities	($34,598)	$114,533
Other current liabilities	($17,003)	$0
Cash provided by operating activities	**($24,974)**	**$498,427**
Cash Flows from investing activities		

Office
444 Somerville Ave,
Somerville MA 02143

Get In Touch
Send A Message

About Us
FAQ's
Blog
Resource Center
Jobs
Impact Partner Program
Partners and Press

Get Funded
How To Invest
How To Raise Capital
Invest Today
Referral Program
Request A Project Consultation

Legal
Terms & Conditions
Privacy Policy

Subscribe to Our Newsletter
Email*
Send

Raise Green